
02043327

No.1-7628

THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934


PROCESSED
JUL 2 3 2002
THOMSON
FINANCIAL

FOR THE MONTH OF JUNE 2002

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrants name into English)

No. 1-1 2-chome, Minami-Aoyama, Minatoku, Tokyo, Japan
(Address of principal executive officers)

Contents

Exhibit 1:
Notice of the Convocation of the 78th Ordinary General Meeting of Stockholders to be held on June 25, 2002 (which is a translation of the original notice in the Japanese language mailed on May 31, 2002 to the holders of Honda Common Stock in Japan).

Exhibit 2:
Translation of Notice of Resolutions passed by the 78th Ordinary General Meeting of Stockholders (which was mailed to the holders of Honda Common Stock in Japan on June 25, 2002).

Exhibit 3:
English translation of Public Notice of Unconsolidated Financial Statements for the 78th Fiscal Period ended March 31, 2002 (which appeared in Nippon Keizai Shinbun on June 26, 2002).

Exhibit 4:
Annual Report for the fiscal year ended March 31, 2002 (which is to be mailed to ADR stockholders of the Company in July 2002).

Exhibit 5:
On June 6, 2002 Honda Motor Co., Ltd. announced the release of two new snowblowers, the 9hp(horsepower) HS980i and the 11hp HS1180i, featuring Honda's original hybrid technology that combines a gasoline engine to power the snowblower apparatus and charge the battery, with electric motors for forward locomotion. (Ref. #02042)

Exhibit 6:
On June 12, 2002 Honda Motor Co., Ltd. announced the newly implemented Honda LCA system which is designed to provide a quantitative assessment of the environmental impact created by all areas of company activity. (Ref.#02043)

Exhibit 7:
On June 14, 2002 Sundiro Honda Motorcycle Co., Ltd., a 50-50 joint venture between Honda and two Chinese partner firms, announced the production start of its new motorcycle, Wave at its Tianjin plant. (Ref.#2044)

Exhibit 8:
On June 21, 2002 Honda Motor Co., Ltd. announced that sold 65,809 vehicles in Japan in May, an increase of 18.2% compared to May 2001. Once again, Honda results were far ahead of industry-wide vehicle sales in Japan, which were up only 0.3% for the month. (Ref.#02045)

Documents not attached hereto:

1. Annual Securities Report was filed on June 25, 2002, with the Ministry of Finance of Japan and Tokyo Stock Exchange. This Annual Securities Report is prepared in accordance with and filed pursuant to the Securities and Exchange Law of Japan and contains, among other things, the following information with respect to the Registrant:

(a) Report of Registrant's Japanese Auditors and financial statements on a consolidated basis, prepared in accordance with generally accepted accounting principles in the United States, for fiscal year ended March 31, 2002.

(b) Brief description of the business operations of the Registrant.

The annual Securities Report also includes the Report of Registrant's Japanese Auditors and financial statement on an unconsolidated (parent company only) basis, prepared in accordance with generally accepted accounting principles in Japan, for fiscal year ended March 31, 2002.

No English translation, version or summary of the foreign report has been prepared.

2. English language summary of translation of topics and information contained in "Honda Kabunushi Tsushin", news for shareholders, No.113, 2002, a special issue containing the Business Report of the Company for the 78th fiscal year period from April 1, 2001 to March 31, 2002, which was prepared in full in the Japanese language and mailed to the stockholders of Honda Motor Co., Ltd. Common Stocks in Japan in June 2002.
Due to the similar information covered by the Notice of Convocation of the 78th Ordinary General Meeting of Stockholders, this Kabunushi Tsushin will not be appended hereto.

HONDA

NOTICE OF CONVOCATION OF THE 78TH ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD AT THE TOKYO INTERNATIONAL FORUM, TOKYO, JAPAN ON JUNE 25, 2002 AT 10:00 A.M.

(This is a translation of the original notice in the Japanese language mailed on May 31, 2002 to stockholders in Japan.)

HONDA MOTOR CO., LTD.
(HONDA GIKEN KOGYO KABUSHIKI KAISHA)
TOKYO, JAPAN

[T r a n s l a t i o n]

May 31, 2002

To Stockholders:

Notice of Convocation of the 78th
Ordinary General Meeting of Stockholders

Dear Stockholders:

You are hereby notified that the 78th Ordinary General Meeting of Stockholders will be held as stated below. You are respectfully requested to attend the meeting.

If you are unable to attend the aforesaid meeting, you are requested to study the reference documents attached hereto, to indicate on the voting right exercise form enclosed herewith your approval or disapproval of the items of business on the agenda and to return to the Company the said form after affixing thereto your seal impression.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, 2-chome, Minami-Aoyama
Minato-ku, Tokyo

By: Hiroyuki Yoshino
President and Representative Director

Particulars

1. Time and Date: 10:00 a.m. on June 25, 2002 (Tuesday)

2. Place: Hall B on the 7th floor of B block, Tokyo International Forum, located at 5-1, 3-chome, Marunouchi, Chiyoda-ku, Tokyo

3. Agenda:

Matters to be reported:

Report on the Business Report, Balance Sheet and Statement of Income for the 78th Fiscal Year (from April 1, 2001 to March 31, 2002)

Matters to be resolved:

First Item:

Approval of Proposal for Appropriation of Retained Earnings for the 78th Fiscal Year

Second Item:

Acquisition by the Company of Its Own Shares

An outline of the measure is provided in "Reference Documents Concerning Exercise of Voting Right" (p.23).

Third Item:

Partial Amendments to the Articles of Incorporation

An outline of the measure is provided in "Reference Documents Concerning Exercise of Voting Right" (p.23-p.27).

Fourth Item:

Election of Twenty (20) Directors

Fifth Item:

Presentation of Retirement Allowance to Retiring Directors for Their Respective Services

4. Attached Documents Are as Follows:

— End —

(When you attend the meeting in person, please submit the voting right exercise form enclosed herewith to the receptionist at the place of the meeting.)

[Attached Document 1]

Business Report

For the Period
From: April 1, 2001
To: March 31, 2002

1. OUTLINE OF BUSINESS

(1) Review of Operations

During fiscal 2002, ended March 31, 2002, economic conditions surrounding the Company remained severe. While the general slowdown in the U.S. economy came to a halt, economies in the major European countries continued to proceed on a downward trend. Although the Chinese economy held strong, the pace of recovery of the economies in Asia as a whole began to slacken. In Japan, in addition to weak consumer spending, declines in private-sector capital investment and exports resulted in a continued sluggishness.

Against this backdrop, Honda strove to strengthen its corporate structure in order to respond quickly and accurately to the diverse needs of its customers. With respect to R&D, the Company worked to enhance development of new environmental and safety technologies, as well as its product lineup with a new value. On the production side, Honda implemented reforms to its production systems for both assembling automobiles and its power trains as well as expanding a number of new manufacturing facilities and production capacity. In its sales activities, in addition to strengthening its sales force, the Company strove to streamline its sales systems by using Information Technology (IT). Net sales for the period increased ¥169.1 billion, to ¥3,211.1 billion, due principally to increased automobile sales in the Japanese market. Export sales totaled ¥1,822.5 billion, corresponding to 56.8% of net sales. Reflecting favorable currency exchange rates and cost-cutting efforts, ordinary profit increased ¥81.6 billion, to ¥218.9 billion. Net income increased ¥123.5 billion, to ¥134.9 billion, due to the increase in ordinary profit as well as improvements in extraordinary income.

Sales of each segment were as follows:

Segment		Amount (¥ millions)	Changes from the previous fiscal year (%)	Percentage of total (%)
Motorcycles	Japan	81,583	5.5	14.8
	Export	392,785	7.5	
	Total	474,369	7.2	
Automobiles	Japan	1,285,340	9.4	81.9
	Export	1,344,981	2.9	
	Total	2,630,321	6.0	
Power Products	Japan	21,678	30.8	3.3
	Export	84,817	−16.1	
	Total	106,495	−9.5	
Total	Japan	1,388,602	9.4	100.0
	Export	1,822,583	2.8	
	Total	3,211,186	5.6	

Notes: 1. The amounts described above disregard and round off amounts of less than ¥1 million.

2. In the Power Products Division, although transactions in which general-purpose engines are subsequently exported following processing by domestic customers have traditionally been included in export sales, in consideration of changes in these customers' conditions as well as contract content, as of the term under review, such sales are recorded as domestic sales. Net sales of this segment were ¥5,468 million.

Motorcycles—In addition to efforts in creating new value to meet the diverse needs of customers as well as working to augment its lineup of environment-friendly products, Honda strove to strengthen its sales systems by consolidating its sales functions and organizing more efficient sales and distribution networks through the application of IT. In the Japanese market, Honda strove to improve fuel efficiency, emission levels and security with its environment-friendly four-cycle engines and anti-theft systems in such scooter models as the **Silver Wing**, the **Zoomer** and the **Bite**. Despite increased sales of sport bikes, due to a decline in sales of motorcycles for commercial use, overall domestic sales decreased 1.1%, to 396,000 units. On the other hand, although exports to Europe and other regions declined, exports to North America increased, resulting in a 3.7% increase in export sales volume, to 808,000 units.

Automobiles—Honda endeavored to create new value to meet its customers' needs and augment its attractive product lineup while working to enhance product safety and environmental friendliness. In the Japanese market, the Company introduced the new compact car **Fit**, powered by the newly developed i-DSI engine—which features substantially improved combustion efficiency—as well as the new **Civic Hybrid**, which has obtained the Japanese Ministry of Land, Infrastructure and Transport's Ultra-Low Emissions certification. In addition to the introduction of the **Mobilio** seven-seater compact minivan and the new **That's** compact passenger car, the Company aggressively strove to augment its lineup of environment-friendly products by improving fuel efficiency and emission levels for the all-new **Step WGN** equipped with a next-generation exhaust purifying system. Due mainly to strong sales of the **Fit** and **Step WGN**, domestic sales for the fiscal year increased 14.5 %, to 902,000 units. However, due to declines in sales to Oceania and Europe, export sales volume declined 6.2%, to 428,000 units.

Power Products—Honda worked to strengthen its lineup of useful and environment-friendly products while striving to enhance its sales structure. The Company newly introduced the **BF225** and **BF200**, large-sized four-stroke outboard engines, the **HS1390i**, the world's first hybrid snow thrower and the compact, easy-to-operate **FG201 Puchina** tiller. Domestic sales increased 153.5%, to 412,000 units. Previously, domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as export sales of power products. Owing to various factors including changes in transaction formats and contract terms, as of the term under review, such sales are recorded as domestic sales. Unit sales related to this change during the fiscal year totaled 251,000 units. Export sales declined 11.1%, to 3.45 million units, due to a decline in sales of general-purpose engines to Europe.

Capital expenditures during the fiscal year under review totaled ¥68.6 billion, a 30.9% decrease from the previous fiscal year.

Breakdown	Amount (¥ millions)	Changes from the previous fiscal year (%)
Motorcycle-related production facilities	3,651	1.4
Automobile-related production facilities	39,199	–17.9
Power product-related production facilities	2,320	76.3
Other investments	23,443	–49.8
Total	68,614	–30.9

Note: The amounts described above disregard and round off amounts of less than ¥1 million.

Capital expenditures for production facilities were made to expand, improve and renew production facilities. "Other investments" consist principally of the expansion of sales facilities.

Financing

There was no stock and bond issuance during the fiscal year ended March 31, 2002.

(2) Preparing for the Future

Signs of economic recovery in the United States are being observed, while the moderate economic growth in Europe and Asian countries is not expected to remain stable. Further, a steady recovery of the economy in Japan is uncertain and, as a whole, the global business environment for the foreseeable future is expected to remain stagnant.

In these circumstances, Honda expects competition in each of its markets to remain challenging. Consequently, and as part of its objective of improving competitiveness and modernizing corporate structure to increase the speed and flexibility of responses to changing customer needs, Honda recognizes that further enhancing each of the following specific areas is essential to its success:

* R&D
* Production Efficiency
* Sales Efficiency
* Product Quality
* The Environment
* Safety Technologies
* European Business Strategy

R&D

Along with efforts to develop more effective safety and environmental technologies, Honda will create and swiftly introduce new value-added products that meet specific needs in various regional markets. To improve efficiency and reduce development lead time, Honda will take full advantage of Information Technology (IT).

Production Efficiency

Honda will establish efficient and flexible production systems, thus increasing the capability of supplying high-quality products that meet the market needs. In addition to the ongoing expansion of these systems, the Company also intends to establish a complementary supply network of its competitive products and component parts on a global scale.

Sales Efficiency

Honda will expand its product lineup and upgrade its sales structure. Through the innovative use of IT, Honda will also ensure its sales information system is more convenient for customers.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhanced coordination among the development, purchasing, production, sales and service departments.

The Environment

Honda will step up the introduction of clean, fuel-efficient engine technologies throughout its product lineup. In addition, Honda will continue its efforts to minimize the environmental impact, which is measured by the Life Cycle Assessment, in all of its business fields including logistics and sales. In its production activities, Honda promotes recycling and other environmental preservation issues under its Green Factory concept.

Safety Technologies

In the area of highly crashworthy car body technologies, Honda conducts in-depth accident research at its indoor crash test facility to carry out R&D in passenger- and pedestrian-safety technologies. As part of its contribution to traffic safety in a motorized society, Honda is active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes.

European Business Strategy

In an effort to improve its European business, Honda has restructured its European sales and distribution organizations into three broad regional operations, enabling more area-specific marketing strategies. In addition to reinforcing its current marketing strategies, Honda will expand overall unit sales through the introduction of new models. On the manufacturing side, Honda will take various steps to make its U.K. automobile manufacturing subsidiary—Honda of the UK Manufacturing Limited—cost competitive and fully operational.

Honda will continue to evolve in each of these areas, focusing on activities aligned with the three directions—"Value Creation," "*Glocalization,*" and "Commitment for the future"—to reach its goal of becoming a company whose existence society desires.

So, to our stockholders, as always, we look forward to your continued support.

2. CORPORATE DATA (as of March 31, 2002)

(1) Principal Lines of Business

The Company principally carries out the production and sale of transportation machinery and equipment, motors, agricultural machinery and appliances as well as other machinery and equipment. The Company also engages in business related to the above. Products are categorized into the following segments and principal products of each segment are as follows:

Segment	Principal products	
Motorcycles	Motorized Bicycles Mid-size Motorcycles Large-size Motorcycles ATVs Personal Water Crafts	(LIVE DIO, SUPER CUB, CREA SCOOPY, SMART DIO) (FTR, FORZA, HORNET, XR250) (CB400, SILVER WING, SHADOW, CB1300) (FOURTRAX) (AQUATRAX)
Automobiles	Compact Cars Sub-compact Cars Minivehicles	(LEGEND, NSX, INSPIRE, SABER, ACCORD, ODYSSEY, CR-V, S2000, LAGREAT, AVANCIER, TORNEO, INTEGRA) (CIVIC, PARTNER, STEP WGN (WAGON), HR-V, INSIGHT, STREAM, FIT, MOBILIO) (ACTY, LIFE, VAMOS, THAT'S)
Power products	General-Purpose Engines (GX160), Generators (EU9i), Power Tillers (KOMAME), Water Pumps (WX10), Snow Throwers (SNOWLA), Grass Cutters (KARIMARU 4), Lawn Mowers (HRF464), Outboard Engines (BF50), Electric Wheelchairs (MonPal), Power Carriers (RIKIMARU), Tractors (MIGHTY)	

(2) Principal Business Offices and Factories

Name	Location
Head Office	Minato-ku, Tokyo
Suzuka Factory	Suzuka City
Wako Plant of Saitama Factory	Wako City
Sayama Plant of Saitama Factory	Sayama City
Hamamatsu Factory	Hamamatsu City
Kumamoto Factory	Ohzu-machi, Kumamoto Prefecture
Mohka Plant of Tochigi Factory	Mohka City
Takanezawa Plant of Tochigi Factory	Takanezawa-cho, Tochigi Prefecture

(3) Common Stock

(a) Total number of shares authorized to be issued by the Company 3,600,000,000 shares
(b) Total number of shares issued 974,414,215 shares
(c) Number of stockholders 46,024

(4) Acquisition, Disposal and Retention of Treasury Stock

(a) Stock retained at the previous fiscal year-end
Common stock: 8,850 shares
(b) Stock acquired
Acquisition of stock less than unit
Common stock: 120,486 shares
Total purchase price: ¥637,382,000
(c) Stock disposal
Common stock: 119,300 shares
Total disposal: ¥625,820,000
(d) Stock retained at fiscal year-end
Common stock: 10,036 shares

(5) Employees

Item	Total
Number of employees (Decrease compared with the previous fiscal year)	28,500 (13)
Average age	42.8
Average length of service (years)	21.9

Note: The above refers to full-time employees.

(6) Principal Consolidation

1) Principal Subsidiaries

Company	Capital (millions)	Percentage owned by Honda (%)	Main lines of business
Honda R&D Co., Ltd.	¥7,400	100.0	Research and development of Honda products
Honda Finance Co., Ltd.	¥3,000	100.0	Providing credit facilities for Honda products and leasing of machinery and equipment
Suzuka Circuitland Co., Ltd.	¥2,000	86.0	Operation of amusement parks and a racing circuit
American Honda Finance Corporation (U.S.A.)	US$866	* 100.0	Providing credit facilities for Honda products and leasing of vehicles
Honda of America Mfg., Inc. (U.S.A.)	US$578	* 100.0	Manufacture and sale of Honda products
Honda Manufacturing of Alabama, L.L.C. (U.S.A.)	US$250	* 100.0	Manufacture and sale of Honda products
American Honda Motor Co., Inc. (U.S.A.)	US$200	100.0	Import and sale of Honda products
Honda Transmission Manufacturing of America, Inc. (U.S.A.)	US$42	* 100.0	Manufacture and sale of Honda parts
Honda Power Equipment Mfg., Inc. (U.S.A.)	US$26	* 100.0	Manufacture and sale of Honda products
Honda North America, Inc. (U.S.A.)	US$1	100.0	Coordinating operations of subsidiaries in North America
Honda Canada Inc. (Canada)	C$226	* 100.0	Manufacture, import and sale of Honda products
Honda Canada Finance, Inc. (Canada)	C$135	* 100.0	Providing credit facilities for Honda products and leasing of vehicles
Honda of the U.K. Manufacturing Limited (U.K.)	Stg£670	* 100.0	Manufacture and sale of Honda products and parts
Honda Motor Europe Limited (U.K.)	Stg£340	* 100.0	Coordinating operations of subsidiaries in Europe and import and sale of Honda products
Honda Finance Europe plc (U.K.)	Stg£38	* 100.0	Providing credit facilities for Honda products
Honda Motor Europe (North) G.m.b.H. (Germany)	Euro70	* 100.0	Import and sale of Honda products and coordinating operations in northern Europe
Honda Italia Industriale S.p.A. (Italy)	Euro8	100.0	Manufacture, import and sale of Honda products
Honda Motor Europe (South) S.A. (France)	Euro40	100.0	Import and sale of Honda products and coordinating operations in southern Europe

Company	Capital (millions)	Percentage owned by Honda (%)	Main lines of business
Honda Europe N.V. (Belgium)	Euro31	* 100.0	Import and sale of Honda parts and products
Honda Automobile (Thailand) Co., Ltd. (Thailand)	Baht5,460	* 91.4	Manufacture and sale of Honda products
Asian Honda Motor Co., Ltd. (Thailand)	Baht442	100.0	Coordinating operations of subsidiaries in the ASEAN region and import and sale of Honda products
Honda Siel Cars India Ltd. (India)	Ind.Rp.3,600	99.0	Manufacture and sale of Honda products
Honda Motorcycle & Scooter India (Private), Ltd. (India)	Ind.Rp.3,000	* 100.0	Manufacture and sale of Honda products
Honda Automoveis do Brasil Ltda. (Brazil)	R$572	* 100.0	Manufacture, import and sale of Honda products
Moto Honda da Amazonia Ltda. (Brazil)	R$230	* 100.0	Manufacture and sale of Honda products
Honda South America Ltda. (Brazil)	R$0.064	100.0	Coordinating operations of subsidiaries in South America
Honda de Mexico, S.A. de C.V. (Mexico)	Mex.P.257	* 100.0	Import of Honda products and manufacture and sale of Honda products and parts

Notes: 1. Capital amounts of less than one million have been disregarded and rounded off, except for the capital of Honda South America Ltda.

2. "Percentage owned by Honda" indicates Honda's percentage of shareholder voting rights.

3. * includes ownership through subsidiaries.

4. Honda Motor Europe (North) G.m.b.H.'s capital has been converted to a Euro-denominated base.

2) Development and Financial Results of the Company and Its Subsidiaries and Affiliates

Development

1. To further strengthen domestic motorcycle operations, Honda consolidated its domestic motorcycle sales functions by establishing Honda Motorcycle Japan Co., Ltd., as a comprehensive motorcycle sales company, responsible for overall motorcycle operations. This new company comprises Honda Motorcycles Higashi Nihon Co., Ltd., into which Honda Motorcycles Chubu Co., Ltd., and Honda Motorcycles Nishi Nihon Co., Ltd., have been merged, under a new company name.

2. To further strengthen domestic automobile parts and accessories operations, on January 1, 2002, Honda's wholly owned subsidiary Honda Parts Sales Co., Ltd., was absorbed and merged into the parent company.

3. To enhance its financial standing as well as that of Honda of the U.K. Manufacturing Limited, Honda Motor Europe Limited increased its capital by £3 million, the sum total of which was undertaken by the Company. Furthermore, during the term under review, Honda Motor Europe Limited subsequently reduced its capital by £387 million.

4. Honda Motor Europe (South) S.A. increased its capital by 39 million euros, the sum total of which was undertaken by the Company. Furthermore, Honda Motor Europe (South) S.A. also reduced its capital by 30 million euros during the term.

5. Honda Motor Europe (North) G.m.b.H. increased its capital by 40 million euros, the sum total of which was undertaken by the Company.

6. In an effort to establish an organization to meet the wide-ranging needs of its customers in China, in September 2001 Honda established Sundiro Honda Motorcycle Co., Ltd., a new joint venture for motorcycle manufacture and marketing. The new company is the result of a merger of Tianjin Honda Motors Co., Ltd., Hainan Sundiro Motorcycle Co., Ltd., and their motorcycle-related subsidiaries. Honda holds a 50% stake in the company.

Financial Results

The number of consolidated subsidiaries is 300, including the 27 principal subsidiaries referred to previously, and the number of companies that are accounted for by the equity method is 137. The consolidated financial results are as follows:

Item / Fiscal year		78th From Apr. 1, 2001 to Mar. 31, 2002	77th From Apr. 1, 2000 to Mar. 31, 2001	Changes from the previous fiscal year (%)
Net sales and other operating revenue	(¥ millions)	7,362,438	6,463,830	13.9
Net income	(¥ millions)	362,707	232,241	56.2
Net income per share (basic)	(¥)	372.23	238.34	56.2
Total assets	(¥ millions)	6,940,795	5,667,409	22.5
Net assets	(¥ millions)	2,573,941	2,230,291	15.4
Net assets per share	(¥)	2,641.55	2,288.87	15.4

Notes: 1. The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts, etc.

2. Net income per share is calculated using the average number of shares outstanding during the fiscal year.

3. Net assets per share is computed based on the number of shares outstanding at the end of the fiscal year.

(7) Financial Results and Property for the Last Four Years

Item / Fiscal year		75th From Apr. 1, 1998 to Mar. 31, 1999	76th From Apr. 1, 1999 to Mar. 31, 2000	77th From Apr. 1, 2000 to Mar. 31, 2001	78th From Apr. 1, 2001 to Mar. 31, 2002
Net sales	(¥ millions)	2,962,170	2,919,840	3,042,022	3,211,186
Ordinary profit	(¥ millions)	259,787	201,440	137,374	218,987
Net income	(¥ millions)	135,944	135,322	11,326	134,925
Net income per share	(¥)	139.51	138.88	11.62	138.47
Total assets	(¥ millions)	1,656,243	1,758,588	1,765,814	1,937,805
Net assets	(¥ millions)	1,065,359	1,212,899	1,236,686	1,342,648
Net assets per share	(¥)	1,093.33	1,244.75	1,269.16	1,377.92

Notes: 1. The amounts in millions of yen described above disregard and round off amounts of less than ¥1 million.

2. Ordinary profit for the Company's 77th fiscal year declined compared with its 76th fiscal year despite an increase in revenue and earnings, due to the negative effects of currency exchange rates and increases in R&D and other expenses. The primary reason behind the decline in net income for the 77th term compared with the 76th term was the disposal of losses on stock in Honda Motor Europe Limited incurred due to the subsidiary's worsening earnings performance.

3. Financial results for the year under review are as stated in (1) Review of Operations (page 4) of 1. OUTLINE OF BUSINESS.

4. Net income per share is computed based on the average number of shares outstanding during the fiscal period, while net assets per share is computed based on the number of shares outstanding at the end of the fiscal year. Furthermore, although treasury stock was included in these calculations through the Company's 77th term, as of the term under review, treasury stock is excluded from the calculations.

(8) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
Chairman and Representative Director	Yoshihide Munekuni	
President and Representative Director	Hiroyuki Yoshino	
Executive Vice President and Representative Director	Koichi Amemiya	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc. President and Director of American Honda Motor Co., Inc.
Senior Managing and Representative Directors	Katsuro Suzuki	Chief Operating Officer for Regional Operations (Asia & Oceania)
	Takeo Fukui	Director in charge of Motor Sports President and Director of Honda R&D Co., Ltd.
	Michiyoshi Hagino	Chief Operating Officer for Automobile Operations
	Minoru Harada	Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) President and Director of Honda Motor Europe Limited
	Motoatsu Shiraishi	Operating Officer for Production Operations
	Satoshi Aoki	Chief Operating Officer for Business Management Operations (Finance, Accounting and Affiliated Companies' Administration)
Managing Directors	Kentaro Kato	Chief Operating Officer for Motorcycle Operations

Title	Name	Area of Responsibility or Principal Occupations
Managing Directors	Atsuyoshi Hyogo	Executive Vice President and Director of American Honda Motor Co., Inc.
	Hiroshi Okubo	Chief Operating Officer for Business Support Operations (Human Resources, Administration, Public Relations and Information Systems) Group Officer of Driving Safety Promotion
	Satoshi Dobashi	Chief Operating Officer for Regional Sales Operations (Japan)
	Satoshi Toshida	Deputy Chief Operating Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd. President and Director of Honda Automobile (Thailand) Co., Ltd.
	Ikuo Shimizu	Chief Operating Officer for Power Products Operations
	Koki Hirashima	President and Director of Honda of America Mfg., Inc.
Director	Satoru Kishi	Chairman of the Board of the Bank of Tokyo-Mitsubishi, Ltd.
Director and Advisor	Nobuhiko Kawamoto	
Directors	Akira Takano	President and Director of Honda of the U.K. Manufacturing Limited
	Koichi Kondo	Chief Operating Officer for Regional Operations (South America) President and Director of Honda South America Ltda. President and Director of Moto Honda da Amazonia Ltda. President and Director of Honda Automoveis do Brasil Ltda.
	Mikio Yoshimi	President and Director of Honda Manufacturing of Alabama, L.L.C.
	Yasuo Ikenoya	Executive Vice President and Director of Honda R&D Co., Ltd. President and Director of Honda Racing Corporation
	Masaaki Kato	Director in charge of Quality, Certification & Regulation Compliance and Service Technology
	Shigeru Takagi	President and Director of Honda Canada Inc.
	Masahiro Yoshimura	Director in charge of Automobile New Model Center in Production Operations
	Toshio Saito	Executive Vice President and Director of Honda Motor Europe Limited (U.K.)
	Hiroshi Kuroda	Director in charge of Products for Automobile Operations
	Akio Hamada	President and Director of Honda Engineering Co., Ltd.
	Toru Onda	Chief Operating Officer for Purchasing Operations
	Teruo Kowashi	Director in charge of Production Planning & Logistics General Manager of Automobile Production Planning Office in Production Operation
	Seiichi Moriguchi	General Manager of Accounting Division in Business Management Operations (Finance, Accounting and Affiliated Companies' Administration)
	Tetsuo Iwamura	Chief Operating Officer for Service Parts Operations

Title	Name	Area of Responsibility or Principal Occupations
	Takashi Yamamoto	General Manager of Automobile Purchasing Division 1 in Purchasing Operations
	Takanobu Ito	Senior Managing Director of Honda R&D Co., Ltd.
	Masaru Takabayashi	General Manager of IT Division and General Manager of IT Planning Office for IT Division
	Tatsuhiro Oyama	President and Director of Honda Motorcycle Japan Co., Ltd.
Corporate Auditors (Full-time)	Kunihiro Chujo	
	Kenichi Takashima	
Corporate Auditors	Koji Miyajima	
	Yasuharu Yabuta	President and Director of Ryoshin DC Card Co., Ltd.

Notes: 1. Corporate Auditor Mr. Yasuharu Yabuta is an outside statutory auditor as provided in Article 18, Section 1, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of *Kabushiki Kaisha.*

2. The Directors who retired during the fiscal year under review are as follows:
   Mr. Yoshio Okawara, on June 28, 2001
   Mr. Kazuo Ibuki, on June 28, 2001
3. The Corporate Auditor who retired during the fiscal year under review is as follows:
   Mr. Yasuyuki Suzuki, on June 28, 2001

(9) Principal Stockholders

Name	Number of shares held (thousands)	Percentage as against total shares issued (%)	Number of shares held by Honda	
			Number of shares held (thousands)	(%)
The Mitsubishi Trust and Banking Corporation	74,947	7.7	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	48,565	5.0	—	—
UFJ Bank, Limited	46,429	4.8	—	—
State Street Bank and Trust Company	41,294	4.2	—	—
Japan Trustee Services Bank, Ltd.	39,609	4.1	—	—
The Chase Manhattan Bank, N.A. London	39,533	4.1	—	—
The Tokio Marine and Fire Insurance Co., Ltd.	39,271	4.0	2,185	0.1
Mitsui Asset Trust and Banking Company, Limited	34,188	3.5	—	—
Meiji Life Insurance Company	29,713	3.0	—	—
UFJ Trust Bank Limited	28,387	2.9	—	—

Notes: 1. The number of shares described above disregard and round off figures of less than one thousand shares.

2. On April 2, 2001, The Mitsubishi Trust and Banking Corporation and The Bank of Tokyo-Mitsubishi, Ltd., together with Nippon Trust Bank Limited, established a new holding company, Mitsubishi Tokyo Financial Group, Inc., by an exchange of stock. The Company holds 25,000 shares of Mitsubishi Tokyo Financial Group Inc., corresponding to 0.4% of shares outstanding.
3. On April 2, 2001, The Sanwa Bank, Limited, The Tokai Bank, Limited, and The Toyo Trust and Banking Co., Ltd. jointly created a new holding company, UFJ Holdings, Inc., by a stock transfer. The Company holds 7,000 shares of UFJ Holdings, Inc., corresponding to 0.2% of shares outstanding.
4. The Company holds 99,000 shares (corresponding to 0.0% of shares outstanding) of Mitsui Trust Holdings, Inc., the parent company of The Chuo Mitsui Trust and Banking Company, Limited and Mitsui Asset Trust and Banking Company, Limited.
5. UFJ Bank, Limited is the result of the January 15, 2002, merger between The Sanwa Bank, Limited, and The Tokai Bank, Limited.
6. UFJ Trust Bank Limited is the former Toyo Trust and Banking Co., Ltd.
7. Stocks owned in connection with trust business are included in the number of shares held in The Mitsubishi Trust and Banking Corporation, Japan Trustee Services Bank, Ltd., Mitsui Asset Trust and Banking Company, Limited, and UFJ Trust Bank Limited.

[Attached Document 2]

Balance Sheet	(¥ millions) As of Mar. 31, 2002
ASSETS	**1,937,805**
1. Current assets	**766,973**
Cash and bank deposits	150,794
Notes receivable	4,708
Accounts receivable	256,580
Finished goods	56,260
Parts for sale	29,047
Raw materials	21,350
Work in process	14,630
Supplies	7,590
Advances	14,223
Prepaid expenses	7,658
Short-term deferred tax assets	46,139
Short-term loans	123,290
Accounts receivable—other	21,060
Other	17,104
Allowance for doubtful accounts	−3,466
2. Fixed assets	**1,170,832**
Tangible fixed assets	**584,064**
Buildings	169,469
Structures	39,371
Machinery and equipment	95,943
Vehicles	4,901
Tools, furniture and fixtures	28,631
Land	234,658
Construction in progress	11,088
Intangible fixed assets	**3,163**
Industrial property rights	177
Leasehold rights	2,099
Utility rights	422
Other	464
Investments and others	**583,604**
Investments in subsidiaries	310,653
Investment securities	204,503
Long-term loans	4,071
Receivables in bankruptcy	27,280
Long-term prepaid expenses	1,715
Long-term deferred tax assets	23,421
Security deposits	23,838
Other investments	7,787
Allowance for doubtful accounts	−19,668
Total assets	**1,937,805**

	(¥ millions) As of Mar. 31, 2002
LIABILITIES	**595,157**
1. Current liabilities	**523,785**
Notes payable	899
Accounts payable	293,135
Short-term bank loans	123
Accounts payable—other	31,957
Accrued expenses	81,349
Accrued corporate and other taxes	32,182
Advances received	316
Deposits received	1,671
Unearned income	231
Accrued product warranty	38,028
Accrued employees' bonuses	35,107
Notes payable—fixed assets	1,338
Other	7,443
2. Fixed liabilities	**71,372**
Long-term bank loans	1,045
Accrued product warranty	27,766
Accrued retirement benefits for employees	33,237
Accrued retirement benefits for directors and corporate auditors	5,195
Other	4,128
STOCKHOLDERS' EQUITY	**1,342,648**
1. Common stock	**86,067**
2. Statutory reserve	**190,429**
Capital surplus	168,912
Legal reserve	21,516
3. Earned surplus	**1,040,337**
Reserve for dividends	55,800
General reserve	839,300
Reserve for special depreciation	2,076
Reserve for reduced-value entry	10,194
Unappropriated retained earnings	132,965
Net income	**134,925**
4. Unrealized gains on securities available for sale	**25,864**
5. Treasury stock	**–49**
Total liabilities and stockholders' equity	**1,937,805**

[Attached Document 3]

Statement of Income

Statement of Income	(¥ millions) Year ended Mar. 31, 2002
Ordinary profit and loss	
Operating profit and loss	
Operating revenue	**3,211,186**
Net sales	3,211,186
Operating expenses	**3,025,357**
Cost of sales	2,184,432
Selling, general and administrative expenses	840,924
Operating profit	**185,829**
Non-operating profit and loss	
Non-operating profit	**92,388**
Interest and dividends earned	71,934
Other	20,454
Non-operating expenses	**59,231**
Interest paid	997
Other	58,234
Ordinary profit	**218,987**
Extraordinary profit and loss	
Extraordinary profit	**1,646**
Profit on sales of fixed assets	419
Profit on sales of investment securities	1,206
Other	20
Extraordinary loss	**45,362**
Loss on sales and disposal of fixed assets	9,530
Provision for product warranty	17,071
Loss on evaluation of investments in subsidiaries	7,276
Loss on evaluation of investment securities	7,900
Other	3,584
Income before income taxes	**175,270**
Corporate, inhabitant and business taxes	73,589
Deferred income taxes	–33,245
Net income	**134,925**
Unappropriated retained earnings at the beginning of the year	10,706
Interim dividends paid	12,667
Unappropriated retained earnings	**132,964**

Significant Accounting Policies

1. Marketable securities are valued in the following manners:
   (a) Shares in subsidiaries and affiliates are stated at cost determined by the moving-average method.
   (b) The portion of other securities that have market prices for reference are stated at their market value based on market prices at fiscal year-end and other factors. (The change in securities valuation from the previous fiscal year-end is directly credited or charged to stockholders' equity, while original cost for calculating profit on securities sales is determined by the moving-average method.)
   (c) The portion of other securities that do not have market prices for reference are stated at cost determined by the moving-average method.

2. Inventories are stated at the lower of cost, determined by the last purchase cost method or market value.

3. Derivatives are marked to market.

4. Depreciation of tangible fixed assets is computed by the declining-balance method.

5. The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for ordinary receivables, plus an estimate of uncollectible amounts determined by reference to specific doubtful receivables from customers experiencing financial difficulties.

6. Accrued product warranty has been provided at an amount determined:
   (a) based on the historical warranty claim experience plus an estimate of probability of future warranty costs and calculated by reference to the estimated warranty costs incurred during the remaining warranty periods.
   (b) based on an estimate of future warranty claims mainly associated with government reporting.

7. Accrued employees' bonuses are maintained to provide for the payment of bonuses to employees. An amount is recorded equivalent to that portion of the projected bonus applicable to the period included in the fiscal year out of the total period applied for bonuses.

8. Accrued retirement benefits for employees are provided for payments of retirement benefits at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the year-end.
   The net retirement benefit obligation at transition is being amortized by the straight-line method over 15 years. Prior service cost is being amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gain or loss is amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

9. Reserve for retirement benefits for Directors and Corporate Auditors is maintained to provide for the payment of retirement and severance benefits. As stipulated in Article 287-2 of the Commercial Code of Japan, an amount is entered into this reserve equivalent to the amount payable at the fiscal year-end in accordance to the Company's bylaws.

10. Finance lease transactions, other than those where the ownership of the leased property is regarded as being transferred to the lessee, are accounted for as normal rental transactions.

11. A separate treatment method is used for Japanese consumption tax; this tax is excluded from net sales in the statement of income.

Changes to Accounting Policies

Prior to this fiscal year, accrued product warranty had been provided for future warranty claims at an amount determined 1) based on the two-year historical warranty claim experience plus an estimate of probability of future warranty claims in accordance with warranty policy, and 2) based on an estimate of future warranty claims mainly associated with government reporting. At the beginning of this fiscal year, the Company changed its method of estimating accrued product warranty regarding 1) above to the method by which accrued product warranty has been provided at an amount determined based on the historical warranty claim experience plus an estimate of probability of future warranty costs and calculated by reference to the estimated warranty costs incurred during the remaining warranty periods. The new accounting method was adopted because the new method results in a better matching of cost and revenue and better financial position since the Company gained the ability to more closely correlate revenues with actual warranty claims by both product and region.
The retroactive adjustment of $17,071 is presented as provision for product warranty in the extraordinary loss section of the statement of income. The effect of these changes is an increase in selling, general and administrative expenses of ¥2,902 million, a decrease in Operating profit and Ordinary profit of ¥2,902 million, respectively, and a decrease in Income before income taxes of ¥19,973 million.
Prior to this fiscal year, accrued product warranty had been presented in the current liabilities section of the balance sheet. From this fiscal year, accrued product warranty, which will be utilized within one year, is presented in the current liabilities section and those which will be utilized for more than one year are presented in fixed current liabilities.

Additional Information

Due to amendments made to the Regulations Concerning Balance Sheets, Income Statements, Business Reports and Supplementary Schedules of Corporations, treasury stock—which had previously been included in the "Other" item in the current assets section of the balance sheet—is now listed as a deduction of stockholders' equity.
Consequently, although net income per share in past years had been calculated based on the average number of issued shares during the term, beginning with the term under review, net income per share is based on the average number of shares outstanding during the term, which is calculated by deducting the average number of treasury stock shares from the average number of issued shares during the term.

Notes for Balance Sheet

1. Accumulated depreciation of fixed assets .... ¥ 916,089 million

2. The value of credits from and debts to subsidiaries is as follows:

Short-term credits from subsidiaries	¥ 177,387 million
Long-term credits from subsidiaries	¥ 29,351 million
Short-term debts to subsidiaries	¥ 58,778 million
Long-term debts to subsidiaries	¥ 1,113 million

3. Besides the fixed assets shown in the balance sheet, some computer units are in use under lease contracts.

4. Among the assets and liabilities denominated in foreign currencies, which are converted into yen at the exchange rate at the time of acquisition or recognition, are the following:
   Assets:
   Shares held and other investments denominated in foreign currencies
   (Including Stg£391,660 thousand) .... ¥ 324,590 million

5. Guarantees issued .... ¥ 106,797 million
   Similar activities .... ¥ 291,564 million

   Similar activities comprise the Keepwell Agreement between the Company and subsidiaries, which was issued for credit enhancement to support the Company's subsidiaries' financing.

6. Net assets as defined in Article 290-1-6 of the Commercial Code of Japan .... ¥ 25,864 million

7. Export bills of exchange (without letters of credit) discounted .... ¥ 6,006 million

8. Net income per share for the year .... ¥ 138.47

Notes for Statement of Income

1. Transactions with subsidiaries are as follows:

Sales to subsidiaries	¥2,236,571 million
Purchases from subsidiaries	¥ 185,755 million
Non-operating transactions with subsidiaries	¥ 112,204 million

2. Total research and development expenses .... ¥ 380,599 million

[Attached Document 4]

Proposal for Appropriation of Retained Earnings

Unappropriated retained earnings at the end of the year	**¥132,965,416,183**
Reversal of reserve for special depreciation	¥ 461,851,715
Reversal of reserve for reduced-value entry	¥ 57,324,256
Total	**¥133,484,592,154**

Proposed Appropriation is as follows:

Dividends (¥15 per share)	¥14,616,062,685
Directors' bonus (including Corporate Auditors' bonus of ¥31,000,000)	¥ 380,000,000
Reserve for dividends	¥ 5,500,000,000
General reserve	¥80,000,000,000
Reserve for special depreciation	¥ 451,806,000
Reserve for reduced-value entry	¥ 169,940,000
Earnings to be carried forward	¥32,366,783,469

Note: An interim dividend payment totaling ¥12,667,377,684 (¥13 per share) was paid on November 26, 2001.

[Attached Document 5]

Independent Auditors' Report

Mr. Hiroyuki Yoshino
President and Representative
Director of Honda Motor Co., Ltd.

April 23, 2002

Shin Nihon & Co.
Representative Partner (C.P.A.)
Yoshinobu Shimizu (Seal)
Representative Partner (C.P.A.)
Masahiko Sano (Seal)
Partner (C.P.A.)
Toshihiro Yasada (Seal)

Pursuant to Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of *Kabushiki Kaisha,"* we have examined the balance sheet, the statement of income, the accounting matters to be stated in the business report, the proposal of appropriation of retained earnings and the accounting matters to be stated in the supporting schedules of Honda Motor Co., Ltd. (the Company) for the 78th fiscal term from April 1, 2001 to March 31, 2002. The accounting matters which we have examined in the business report and the supporting schedules are those derived from the accounting books and records of the Company. Our examination was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required.

In addition, the above auditing procedures include the auditing procedures performed for the Company's subsidiaries, which we considered necessary.

As a result of our examination, it is our opinion that:

(1) The balance sheet and the statement of income present properly the Company's financial position and the results of operations in accordance with the related regulations and the Articles of Incorporation.

As discussed in the accounting change section, the Company changed its method of estimating accrued product warranty regarding 1) below from the method by which accrued product warranty has been provided at an amount determined 1) based on the two-year historical warranty claim experience plus an estimate of probability of future warranty claims in accordance with warranty policy, and 2) based on an estimate of future warranty claims mainly associated with government reporting to the method by which it has been provided at an amount determined based on the historical warranty claim experience plus an estimate of probability of future warranty costs and calculated by reference to the estimated warranty costs incurred during the remaining warranty periods. This change is considered reasonable because the new method results in a better matching of cost and revenue and better financial position since the Company gained the ability to more closely correlate revenues with actual warranty claims by both product and region.

(2) The accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation.

(3) The proposal of appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation.

(4) There is nothing to point out as to the accounting matters stated in the supporting schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

[Attached Document 6]

Corporate Auditors' Report

Mr. Hiroyuki Yoshino
President and Representative Director of
Honda Motor Co., Ltd.

April 25, 2002

Board of Corporate Auditors
Honda Motor Co., Ltd.

Corporate Auditor (Full-time)	Kunihiro Chujo (Seal)
Corporate Auditor (Full-time)	Kenichi Takashima (Seal)
Corporate Auditor	Koji Miyajima (Seal)
Corporate Auditor	Yasuharu Yabuta (Seal)

This Board of Corporate Auditors, having received reports from and consulted with each of the Corporate Auditors on the methods and results of their audits concerning the performance by the Directors of their duties during the 78th fiscal year, from April 1, 2001 through March 31, 2002, have prepared this audit report and hereby report as follows:

1. Summary of the Corporate Auditors' Auditing Methods:
In accordance with the auditing policies and apportionment of work specified by the Board of Corporate Auditors, each Corporate Auditor, in addition to attending meetings of the Board of Directors and other important meetings, has listened to the reports on business from the Directors and the like, has examined documents and so on containing important decisions, has investigated the conditions of business and assets at the head office and other important places of business, has requested the Company's subsidiaries to report on their operations, has visited significant subsidiaries where necessary and has investigated their conditions of business and assets. In addition, the Corporate Auditors have received reports and explanations from the statutory accountants and have examined the accounting documents and detailed statements auxiliary thereto.

In addition to the above methods, where necessary the Corporate Auditors have obtained reports from the Directors and others and have examined in detail the circumstances in connection with competitive dealings by Directors, reciprocally profitable dealings between Directors and the Company, the furnishing of a benefit or profit by the Company gratuitously, out-of-the-ordinary dealings between the Company and subsidiaries or stockholders and the acquisition and disposition by the Company of its own shares.

2. Results of Audit:
(1) The auditing methods and results of the statutory accountants, Shin Nihon & Co., are recognized as being proper.
(2) The business report is recognized as being in accordance with laws and regulations and the Articles of Incorporation and as properly indicating the conditions of the Company.
(3) Checking the item on the agenda concerning the disposition of profits in light of the conditions of the Company's assets and other circumstances, there are no matters that ought to be pointed out.
(4) As the auxiliary detailed statements correctly indicate the matters that should be recorded therein, there are no matters that ought to be pointed out.
(5) With respect to the performance of their duties by the Directors, no improper acts or material facts that violated laws and regulations or the Articles of Incorporation are recognized.

Further, no breach of his duty by a Director was recognized in connection with competitive dealings by Directors, reciprocally profitable dealings between Directors and the Company, the furnishing of benefits or profits by the Company gratuitously, out-of-the-ordinary dealings between the Company and subsidiaries or shareholders, acquisition and disposition by the Company of its own shares and so on.
(6) As a result of our investigation of the Company's subsidiaries, there are no matters that ought to be pointed out in respect of performance of their duties by the Directors.

Note: Corporate Auditor Yasuharu Yabuta is an outside statutory auditor as provided in Article 18, Section 1, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of *Kabushiki Kaisha.*

REFERENCE DOCUMENTS
CONCERNING EXERCISE OF VOTING RIGHT

1. Total number of voting rights held by stockholders:

9,666,564 votes

2. Reference matters with respect to the proposals:

FIRST ITEM: Approval of Proposal for Appropriation of Retained Earnings for the 78th Fiscal Year

The Company proposes to make an appropriation of retained earnings, as referred to in the Attached Document 4 (page 20) of Notice of Convocation, in order to strengthen its financial condition and take into consideration its future business development, etc.

The year-end dividend for the fiscal year under review is proposed to be ¥15 per share.

SECOND ITEM: Acquisition by the Company of Its Own Shares

It is requested that the matter of the Company's purchase of its own shares to be effected within the limits of 20 million shares of common stock of the Company and of ¥100.0 billion of total acquisition prices during the period from the time of close of this general meeting of shareholders to the time of close of the next ordinary general meeting of shareholders would be approved in accordance with the provisions of Article 210 of the Commercial Code; this purchase will enable the Company to carry out its maneuverable capital policy coping with changes in management environment.

THIRD ITEM: Partial Amendments to the Articles of Incorporation

(1) Reason for Amendments:

1) The abolition of the Law for Special Exceptions to the Commercial Code concerning Procedures for Retirement of Shares, the abolition of par value shares, the termination of the unit (*tani*) share system, the establishment of the unit (*tangen*) share system and other amendments have been effected pursuant to the enforcement, as of October 1, 2001, of "Law for Partial Amendments and So On to the Commercial Code and So On" (Law No.79/2001). Accordingly, the provision for the retirement of shares (Article 5-2) and the provision for the par value shares (Article 6) will be deleted, and the provision for the number of one unit (*tani*) of shares (Article 7), the provisions concerning the shares representing less than one unit (*tani*) (Articles 8 and 9) and the provisions for the quorum for resolution of the election of Directors and Corporate Auditors (Articles 18 and 26) will be amended as required.
2) Preparation of the documents related to a company by way of electromagnetic recording has become possible, the provisions for the bonds with the rights to subscribe to new shares corresponding to the former convertible bonds have been put in order and other amendments have been effected pursuant to the enforcement, as of April 1, 2002, of "Law for Partial Amendments to the Commercial Code and So On" (Law No. 128/2001). Accordingly, the provisions concerning the shareholders' registers prepared by way of electromagnetic recording (Articles 10, 32 and 33) and the provisions concerning the exercise of voting rights by proxy (Article 15) will be amended as required, and the provision concerning the convertible bonds (Article 35) will be deleted.
3) According to the term of office of Corporate Auditors having been extended to four years pursuant to the enforcement, as of May 1, 2002, of "Law for Partial Amendments to the Commercial Code and to the Law for Special Exceptions to the Commercial Code Concerning Audit and So On of *Kabushiki Kaisha*" (Law No. 149/2001), the provision concerning the term of office of Corporate Auditors (Article 27) will be amended, and a transitional provision related to such amendment will be added as a supplementary provision.
4) The term of office of Directors as provided for in Article 19 will be shortened in order to heighten the maneuverability so as to cope with changes in management environment, and a transitional provision related to such shortening will be added as a supplementary provision.
5) In accordance with the above-mentioned amendments, Article 7 through Article 34 will be renumbered as Article 6 through Article 33 by moving up each of the twenty-eight Articles.

(2) Contents of Amendments:

Portions of the existing Articles of Incorporation will be amended as follows:

Prior to Change	Post-Change
Chapter II. Shares	**Chapter II. Shares**
(Retirement of shares) Article 5-2. The Company may, on and after June 30, 1999, purchase and retire its shares out of profits within the limits of 97,000,000 shares by resolution of the Board of Directors.	[Deleted.]
(Amount of par value per share) Article 6. The amount of par value of par value shares to be issued by the Company shall be ¥50 per share.	[Deleted.]
(Number of one unit of shares) Article 7. One unit of shares of the Company consists of one hundred (100) shares. [Newly established]	(Number of one unit (*tangen*) of shares, and non-issuance of share certificates representing shares less than unit (*tangen*)) Article 6. One unit (*tangen*) of shares of the Company consists of one hundred (100) shares. The Company shall not issue any share certificates representing the shares less than one unit (*tangen*) of shares (hereinafter referred to as the "shares less than unit (*tangen*)"); provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations.
(Procedures relating to shares, etc.) Article 8. The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors. Registration of transfer of shares, purchase of shares representing less than one unit and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.	(Procedures relating to shares, etc.) Article 7. The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors. Registration of transfer of shares, purchase of shares less than unit (*tangen*) and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.
(Transfer agent) Article 9. The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given. The shareholders' register and the register of beneficial shareholders of the Company (hereinafter referred to as the "shareholders' registers") shall be kept at the transfer agent's place of handling business and registration of transfer of shares, purchase of shares representing less than one unit and other business relating to shares shall be handled by the transfer agent and not by the Company.	(Transfer agent) Article 8. The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given. The shareholders' register and the register of beneficial shareholders of the Company (hereinafter referred to as the "shareholders' registers") shall be kept at the transfer agent's place of handling business and registration of transfer of shares, purchase of shares less than unit (*tangen*) and other business relating to shares shall be handled by the transfer agent and not by the Company.

Prior to Change	Post-Change
(Record date) Article 10. The shareholders (including beneficial share-holders; same is applicable hereinafter) appearing on the shareholders' registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period. If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing on the share-holders' registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.	(Record date) Article 9. The shareholders (including beneficial shareholders; same is applicable hereinafter) appearing or recorded on the shareholders' registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period. If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders' registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Time of convocation) Article 11.	(Time of convocation) Article 10.
(Person to convene meeting and place of meeting) Article 12.	(Person to convene meeting and place of meeting) Article 11.
(Chairman) Article 13.	(Chairman) Article 12.
(Resolutions) Article 14.	(Resolutions) Article 13.
(Exercise of voting rights by proxy) Article 15. Shareholders or their legal representatives may delegate the power to exercise the voting rights to proxies providing such proxies shall be shareholders of the Company who are entitled to the voting rights. Such proxies shall present to the Company a document evidencing their power of repre-sentation for each general meeting of shareholders.	(Exercise of voting rights by proxy) Article 14. Shareholders or their legal representatives may delegate the power to exercise the voting rights to proxies providing such proxies shall be shareholders of the Company who are entitled to the voting rights. Such shareholders or proxies shall present to the Company a document evidencing their power of representation for each general meeting of shareholders.
(Minutes) Article 16.	(Minutes) Article 15.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Number of Directors) Article 17.	(Number of Directors) Article 16.
(Election of Directors) Article 18. Directors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold shares representing one-third or more of the total number of shares issued and outstanding. Resolution for the election of Directors shall not be by cumulative voting.	(Election of Directors) Article 17. Directors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders. Resolution for the election of Directors shall not be by cumulative voting.

Prior to Change	Post-Change
(Term of Office) Article 19. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within two years after their assumption of office. The term of office of Directors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Directors.	(Term of Office) Article 18. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within one year after their assumption of office. The term of office of Directors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Directors.
(Directors with executive powers) Article 20.	(Directors with executive powers) Article 19.
(Representative Directors) Article 21.	(Representative Directors) Article 20.
(Board of Directors) Article 22.	(Board of Directors) Article 21.
(Notice of meetings of Board of Directors) Article 23.	(Notice of meetings of Board of Directors) Article 22.
(Remuneration of Directors) Article 24.	(Remuneration of Directors) Article 23.
Chapter V. Corporate Auditors and Board of Corporate Auditors	**Chapter V. Corporate Auditors and Board of Corporate Auditors**
(Number of Corporate Auditors) Article 25.	(Number of Corporate Auditors) Article 24.
(Election of Corporate Auditors) Article 26. Corporate Auditors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold shares representing one-third or more of the total number of shares issued and outstanding.	(Election of Corporate Auditors) Article 25. Corporate Auditors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders.
(Term of Office of Corporate Auditors) Article 27. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within three years after their assumption of office. The term of office of Corporate Auditors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Corporate Auditors.	(Term of Office of Corporate Auditors) Article 26. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within four years after their assumption of office. The term of office of Corporate Auditors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Corporate Auditors.
(Board of Corporate Auditors) Article 28.	(Board of Corporate Auditors) Article 27.
(Notice of Meetings of Board of Corporate Auditors) Article 29.	(Notice of Meetings of Board of Corporate Auditors) Article 28.
(Remuneration of Corporate Auditors) Article 30.	(Remuneration of Corporate Auditors) Article 29.

Prior to Change	Post-Change
Chapter VI. Accounts	**Chapter VI. Accounts**
(Date of closing of accounts) Article 31.	(Date of closing of accounts) Article 30.
(Dividend) Article 32. Dividends shall be paid to the shareholders or registered pledgees appearing on the shareholders' registers as of the end of each accounting period.	(Dividend) Article 31. Dividends shall be paid to the shareholders or registered pledgees appearing or recorded on the shareholders' registers as of the end of each accounting period.
(Interim dividend) Article 33. By resolution of the Board of Directors, distribution of money (hereinafter referred to as "interim dividend") may be made to the shareholders or registered pledgees appearing on the shareholders' registers as of September 30 of each year.	(Interim dividend) Article 32. By resolution of the Board of Directors, distribution of money (hereinafter referred to as "interim dividend") may be made to the shareholders or registered pledgees appearing or recorded on the shareholders' registers as of September 30 of each year.
(Period of exclusion) Article 34.	(Period of exclusion) Articles 33.
(Dividends in respect of shares issued upon conversion) Article 35. In respect of the initial dividends and interim dividends payable on shares issued upon conversion of convertible bonds, payment shall be made by deeming such conversion to have been made either on April 1 if the conversion was requested during the period from April 1 through September 30 or on October 1 if the conversion was requested during the period from October 1 through March 31 of the following year.	[Deleted.]
	Supplementary Provisions (Amended to the Articles of Incorporation as of June 25, 2002)
[Newly Established]	1. The term of office of Directors in office before the close of the ordinary general meeting of shareholders for the business term ending March 31, 2002 shall, notwithstanding the provision of Article 18, expire, as heretofore, at the close of the ordinary general meeting of shareholders relating to the last business term occurring within two years after their assumption of office.
[Newly Established]	2. The term of office of Corporate Auditors in office before the close of the ordinary general meeting of shareholders for the business term ending March 31, 2003 shall, notwithstanding the provision of Article 26, expire, as heretofore, at the close of the ordinary general meeting of shareholders relating to the last business term occurring within three years after their assumption of office.

FOURTH ITEM: Election of Twenty (20) Directors

The terms of office of the present 20 Directors, Mr. Yoshihide Munekuni, Mr. Koichi Amemiya, Mr. Takeo Fukui, Mr. Michiyoshi Hagino, Mr. Minoru Harada, Mr. Kentaro Kato, Mr. Motoatsu Shiraishi, Mr. Hiroshi Okubo, Mr. Satoshi Dobashi, Mr. Ikuo Shimizu, Mr. Akira Takano, Mr. Mikio Yoshimi, Mr. Yasuo Ikenoya, Mr. Masaaki Kato, Mr. Shigeru Takagi, Mr. Teruo Kowashi, Mr. Seiichi Moriguchi, Mr. Tetsuo Iwamura, Mr. Takashi Yamamoto, Mr. Takanobu Ito, are due to expire at the close of this meeting. It is proposed that 20 Directors be elected at the meeting. The names and particulars of the 20 candidates for the position of Director are given below.

Candi-date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Yoshihide Munekuni (September 21, 1938)	Joined in April 1966 Executive Vice President and Director of American Honda Motor Co., Inc. in November 1977 Director of the Company in May 1984 Managing Director of the Company in May 1987 President and Director of American Honda Motor Co., Inc. in May 1987 Senior Managing and Representative Director of the Company in June 1989 President and Director of Honda North America, Inc. in June 1989 Executive Vice President and Representative Director of the Company in June 1990 Chairman and Representative Director in June 1997	Common Stock with par value 21,200	None
2.	Koichi Amemiya (September 5, 1940)	Joined in April 1963 Executive Vice President and Director of American Honda Motor Co., Inc. in May 1984 Director of the Company in May 1986 Managing Director of the Company in June 1989 President and Director of American Honda Motor Co., Inc. in June 1989 (present) Senior Managing and Representative Director of the Company in June 1990 President and Director of Honda North America, Inc. in October 1990 (present) Chief Operating Officer for Regional Operations (the Americas) in June 1994 Executive Vice President and Representative Director of the Company in June 1997 (present) Chief Operating Officer for Regional Operations (North America) in April 2000 * President and Director of Honda North America, Inc. * President and Director of American Honda Motor Co., Inc.	Common Stock with par value 14,322	None

Candi-date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
3.	Takeo Fukui (November 28, 1944)	Joined in April 1969 President and Director of Honda Racing Corporation in May 1987 Managing Director of Honda R&D Co., Ltd. in May 1987 Director of the Company in June 1988 Senior Managing Director of Honda R&D Co., Ltd. in June 1990 Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994 Managing Director of the Company in June 1996 President and Director of Honda of America Mfg., Inc. in June 1996 President and Director of Honda R&D Co., Ltd. in June 1998 (present) Director in charge of Motor Sport in April 1999 (present) Senior Managing and Representative Director of the Company in June 1999 * President and Director of Honda R&D Co., Ltd.	Common Stock with par value 8,000	None
4.	Michiyoshi Hagino (April 1, 1944)	Joined in April 1966 Managing Director of Honda R&D Co., Ltd. in June 1989 Director of the Company in June 1990 Senior Managing Director of Honda R&D Co., Ltd. in June 1990 Executive Vice President and Director of Honda R&D Co., Ltd. in June 1994 Managing Director of the Company in June 1996 Chief Operating Officer for Automobile Operations in June 1999 (present) Senior Managing and Representative Director of the Company in June 1999	Common Stock with par value 10,900	None
5.	Minoru Harada (January 9, 1947)	Joined in April 1969 General Manager of Asia, Oceania Division (Automobiles) for Overseas Regional Automobile Operations (Asia, Oceania, Middle & Near East, Africa and Latin America) in October 1993 Director of the Company in June 1994 Chief Operating Officer for Regional Operations (Asia & Oceania) and General Manager of Automobile Sales Division (Asia & Oceania) in June 1995 Managing Director of the Company in June 1997 Chief Operating Officer for Power Products Operations in June 1997 Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) in June 1998 (present) President and Director of Honda Motor Europe Limited in June 1998 (present) Senior Managing and Representative Director of the Company in June 1999 * President and Director of Honda Motor Europe Limited	Common Stock with par value 5,000	None

Candi-date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
6.	Motoatsu Shiraishi (October 14, 1946)	Joined in April 1969 General Manager of Auto Production Planning Office of Automobile Planning Board in February 1993 Director of the Company in June 1994 General Manager of Saitama Factory of Japan Automobile Production for Regional Operations (Japan) in June 1996 Managing Director of the Company in June 1997 (present) President and Director of Honda Engineering Co., Ltd. in June 1997 Operating Officer of Domestic Production for Regional Operations (Japan) in June 1998 Senior Managing and Representative Director of the Company in June 2000 (present) Chief Operating Officer for Production in April 2001	Common Stock with par value 5,000	None
7.	Hiroshi Okubo (October 30, 1945)	Joined in April 1970 General Manager of Executive Office for Business Support Operations (Human Resources, Administration, Public Relations and Information Systems) in June 1994 Director of the Company in June 1996 Chief Operating Officer for Business Support Operations (Human Resources, Administration, Public Relations and Information Systems) and Group Officer of Driving Safety Promotion Group for Business Support Operations (Human Resources, Administration, Public Relations and Information Systems) in June 1999 (present) Managing Director of the Company in June 1999	Common Stock with par value 5,465	None
8.	Satoshi Dobashi (July 7, 1947)	Joined in May 1970 General Manager of Corporate Project of the Company in December 1995 Director of the Company in June 1996 General Manager of Automobile Sales Division (Japan) of Japan Automobile Sales for Regional Operations (Japan) in June 1997 Operating Officer of Japan Automobile Sales Operations for Regional Operations (Japan) in June 1998 (present) Deputy Chief Operating Officer for Regional Operations (Japan) in June 1999 Managing Director of the Company in June 1999 (present) Chief Operating Officer of Japan Sales for Regional Operations (Japan) in April 2001	Common Stock with par value 3,000	None

Candi-date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
9.	Akira Takano (August 18, 1949)	Joined in April 1972 Director of Honda R&D Co., Ltd. in June 1995 Director of the Company in June 1996 (present) President and Director of Honda of the U.K. Manufacturing Limited in June 1998 * President and Director of Honda of the U.K. Manufacturing Limited	Common Stock with par value 3,000	None
10.	Mikio Yoshimi (September 6, 1947)	Joined in April 1970 Executive Vice President and Director of Honda of America Mfg., Inc. in June 1998 Director of the Company in June 1998 (present) President and Director of Honda Manufacturing of Alabama, L.L.C. in April 2000 Director in charge of Human Resources and Associate Relations in Business Support Operations	Common Stock with par value 3,000	None
11.	Yasuo Ikenoya (March 7, 1948)	Joined in April 1971 General Manager of Kumamoto Factory of Japan Motorcycle Operations for Regional Operations (Japan) in June 1996 Director of the Company in June 1998 (present) Senior Managing Director of Honda R&D Co., Ltd. in June 1998 President and Director of Honda Racing Corporation in June 1998 Executive Vice President and Director of Honda R&D Co., Ltd. in June 1999 (present) Chief Operating Officer for Motorcycle Operations	Common Stock with par value 3,000	None
12.	Masaaki Kato (September 16, 1949)	Joined in April 1974 General Manager of Human Resources Division for Business Support Operations and General Manager of Human Resources Development Office in January 1998 Director of the Company in June 1998 (present) President and Director of Honda Manufacturing of Alabama, L.L.C. in April 2002 * President and Director of Honda Manufacturing of Alabama, L.L.C.	Common Stock with par value 5,200	None
13.	Shigeru Takagi (February 4, 1952)	Joined in April 1974 President and Director of Honda Canada Inc. in June 1998 (present) Director of the Company in June 1998 * President and Director of Honda Canada Inc.	Common Stock with par value 3,000	None
14.	Teruo Kowashi (November 17, 1947)	Joined in January 1971 General Manager of Production Planning for Automobile Operations in April 2000 Director of the Company in June 2000 (present) Director in charge of Production Planning & Logistics and General Manager of Automobile Production Planning Office in Production Operations in April 2001	Common Stock with par value 3,000	None

Candi-date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
15.	Seiichi Moriguchi (November 29, 1949)	Joined in January 1977 General Manager of Accounting Division for Business Management Operations (Finance, Accounting and Affiliated Companies' Administration) in April 2000 (present) Director of the Company in June 2000	Common Stock with par value 4,200	None
16.	Tetsuo Iwamura (May 30, 1951)	Joined in April 1978 Chief Operating Officer for Service Parts Operations in April 2000 (present) Director of the Company in June 2000	Common Stock with par value 3,000	None
17.	Takashi Yamamoto (January 12, 1953)	Joined in April 1977 General Manager of Automobile Purchasing Division 1 in Purchasing Operations in April 2000 Director of the Company in June 2000 (present) Director in charge of Quality, Certification & Regulation Compliance and Service Technology	Common Stock with par value 3,000	None
18.	Takanobu Ito (August 29, 1953)	Joined in April 1978 Executive Vice President and Director of Honda R&D Americas, Inc. in April 1998 Director of the Company in June 2000 (present) Managing Director of Honda R&D Co., Ltd. in June 2000 Senior Managing Director of Honda R&D Co., Ltd. in June 2001	Common Stock with par value 3,000	None
19.	† Suguru Kanazawa (April 13, 1952)	Joined in April 1977 Director of Honda Racing Corporation in June 1994 Director of Honda R&D Co., Ltd. in June 1998 Managing Director of Honda R&D Co., Ltd. in June 2000 (present) President and Director of Honda Racing Corporation in April 2002 * President and Director of Honda Racing Corporation	Common Stock with par value 3,000	None
20.	† Manabu Nishimae (August 13, 1954)	Joined in April 1977 Vice President of American Honda Motor Co., Inc. in April 1999 Chief Operating Officer for Power Products Operations	Common Stock with par value 3,000	None

Note: † denotes newly appointed candidates for the position of Director.

FIFTH ITEM: Presentation of Retirement Allowance to Retiring Directors for Their Respective Services

It is proposed that monetary rewards be given to the Directors Mr. Kentaro Kato and Mr. Ikuo Shimizu, who are to resign from office at the close of this meeting, for the meritorious services that they have rendered to the Company, pursuant to the past practice of the Company and in accordance with the Company's bylaws on the retirement allowance of Directors. It is proposed that decisions on the amount of money, time and method of payment of such monetary rewards be entrusted to the Board of Directors as to the retiring Directors. Resumes of the abovementioned persons are given below.

Name	Resume
Kentaro Kato	Director of the Company in June 1992 Managing Director of the Company in June 1996
Ikuo Shimizu	Director of the Company in June 1996 Managing Director of the Company in June 2000

HONDA

Your attention is called to the fact that the figures appearing in the Financial Statements relate solely to Honda Motor Co., Ltd. and are not consolidated with those of its subsidiaries. The consolidated figures for the fiscal period ended March 31, 2002 will be prepared for holders of American Depositary Receipts and European Depositary Receipts in due course.

Printed in Japan

June 17, 2002

To Stockholders:

Amendment to Notice of Convocation of the 78th Ordinary General Meeting of Stockholders

Dear Stockholders:

You are hereby notified that there was an incorrect statement in the May 31, 2002 Notice of Convocation of the 78th Ordinary General Meeting of Stockholders (the "Notice").

The incorrect statement was located on page 18 of the Notice, in the tenth line of the paragraph entitled "Changes to Accounting Policies", and was as follows:

> The retroactive adjustment of $17,071 is presented as provision for product warranty...

The incorrect statement is hereby replaced with the following correct statement:

> The retroactive adjustment of ¥17,071 million is presented as provision for warranty...

The Company would like to apologize for any inconvenience this may have caused.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, 2-chome, Minami-Aoyama
Minato-ku, Tokyo

By: Hiroyuki Yoshino
President and Representative Director

(TRANSLATION)

June 25, 2002

To our shareholders,

Notice of Resolutions passed by the 78th
<u>Ordinary General Meeting of Stockholders</u>

We hereby notify you that after the report described hereunder the following proposals were approved as briefly described hereunder by the 78th Ordinary General Meeting of Stockholders of the Company held today.

Yours sincerely,

Hiroyuki Yoshino
President and
Representative Director

Honda Motor Co., Ltd.
No. 1-1, 2-chome
Minami-Aoyama,
Minato-ku
Tokyo

Particular

Matters to be reported:

Report on the Business Report, Balance Sheet and Income Statement for the 78th fiscal year (April 1, 2001 - March 31, 2002). The contents of these documents were reported.

Matters to be resolved:

Proposal 1: Approval of Proposal for Appropriation of Retained Earnings for the 78th Fiscal Year.

The proposal was approved in its original form, and a year-end dividend for the fiscal year under review was ¥15 per share.

Proposal 2: Acquisition by the Company of Its Own Shares

The proposal was approved in its original form, and the Company is able to purchase of its own shares within the limits of 20 million shares of common stock of the Company and of ¥100.0 billion of total acquisition prices during the period from the time of close of this general meeting of shareholders to the time of close of the next ordinary general meeting of shareholders

Proposal 3: Partial Change to the Articles of Incorporation

The proposal was approved in its original form, and an outline of the measure is as follows:

Prior to Change	Post-Change
Chapter II. Shares (Retirement of shares) Article 5-2. The Company may, on and after June 30, 1999, purchase and retire its shares out of profits within the limits of 97,000,000 shares by resolution of the Board of Directors.	**Chapter II. Shares** [Deleted.]
(Amount of par value per share) Article 6. The amount of par value of par value shares to be issued by the Company shall be ¥50 per share.	[Deleted.]
(Number of one unit of shares)	(Number of one unit *(tangen)* of shares, and non-issuance of share certificates representing shares less than unit *(tangen)*) Article 6. One unit *(tangen)* of shares of the Company consists of one hundred (100)

Article 7. One unit of shares of the Company consists of one hundred (100) shares. [Newly established] (Procedures relating to shares, etc.) Article 8. The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors. Registration of transfer of shares, purchase of shares representing less than one unit and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors. (Transfer agent) Article 9. The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given. The shareholders' register and the register of beneficial shareholders of the Company (hereinafter referred to as the "shareholders' registers") shall be kept at the transfer agent's place of handling business and registration of transfer of shares, purchase of shares representing less than one unit and other business relating to shares shall be handled by the transfer agent and not by the Company. (Record date) Article 10. The shareholders (including beneficial share-holders; same is applicable	shares. The Company shall not issue any share certificates representing the shares less than one unit *(tangen)* of shares (hereinafter referred to as the "shares less than unit *(tangen)*"); provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations. (Procedures relating to shares, etc.) Article 7. The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors. Registration of transfer of shares, purchase of shares less than unit *(tangen)* and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors. (Transfer agent) Article 8. The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given. The shareholders' register and the register of beneficial shareholders of the Company (hereinafter referred to as the "shareholders' registers") shall be kept at the transfer agent's place of handling business and registration of transfer of shares, purchase of shares less than unit *(tangen)* and other business relating to shares shall be handled by the transfer agent and not by the Company. (Record date) Article 9. The shareholders (including beneficial shareholders; same is applicable

hereinafter) appearing on the shareholders' registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period. If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing on the share-holders' registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledges entitled to exercise the rights of shareholders or pledgees. **Chapter III. General Meeting of Shareholders** (Time of convocation) Article 11. (Person to convene meeting and place of meeting) Article 12. (Chairman) Article 13. (Resolutions) Article 14. (Exercise of voting rights by proxy) Article 15. Shareholders or their legal representatives may delegate the power to exercise the voting rights to proxies providing such proxies shall be shareholders of the Company who are entitled to the voting rights. Such proxies shall present to the Company a document evidencing their power of representation for each general meeting of shareholders.	hereinafter) appearing or recorded on the shareholders' registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period. If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders' registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees. **Chapter III. General Meeting of Shareholders** (Time of convocation) Article 10. (Person to convene meeting and place of meeting) Article 11. (Chairman) Article 12. (Resolutions) Article 13. (Exercise of voting rights by proxy) Article 14. Shareholders or their legal representatives may delegate the power to exercise the voting rights to proxies providing such proxies shall be shareholders of the Company who are entitled to the voting rights. Such shareholders or proxies shall present to the Company a document evidencing their power of representation for each general

	meeting of shareholders.
(Minutes) Article 16.	(Minutes) Article 15.
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Number of Directors) Article 17.	(Number of Directors) Article 16.
(Election of Directors) Article 18. Directors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold shares representing one-third or more of the total number of shares issued and outstanding. Resolution for the election of Directors shall not be by cumulative voting.	(Election of Directors) Article 17. Directors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders. Resolution for the election of Directors shall not be by cumulative voting.
(Term of Office) Article 19. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within two years after their assumption of office. The term of office of Directors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Directors.	(Term of Office) Article 18. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within one year after their assumption of office. The term of office of Directors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Directors.
(Directors with executive powers) Article 20.	(Directors with executive powers) Article 19.
(Representative Directors) Article 21.	(Representative Directors) Article 20.
(Board of Directors) Article 22.	(Board of Directors) Article 21.
(Notice of meetings of Board of Directors) Article 23.	(Notice of meetings of Board of Directors) Article 22.
(Remuneration of Directors) Article 24.	(Remuneration of Directors) Article 23.

<table>
<tr><td>

Chapter V. Corporate Auditors and Board of Corporate Auditors

(Number of Corporate Auditors)
Article 25.
(Election of Corporate Auditors)
Article 26. Corporate Auditors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold shares representing one-third or more of the total number of shares issued and outstanding.
(Term of Office of Corporate Auditors)
Article 27. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within three years after their assumption of office. The term of office of Corporate Auditors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Corporate Auditors.
(Board of Corporate Auditors)
Article 28.
(Notice of Meetings of Board of Corporate Auditors)
Article 29.
(Remuneration of Corporate Auditors)
Article 30.

</td><td>

Chapter V. Corporate Auditors and Board of Corporate Auditors

(Number of Corporate Auditors)
Article 24.
(Election of Corporate Auditors)
Article 25. Corporate Auditors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders.
(Term of Office of Corporate Auditors)
Article 26. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within four years after their assumption of office. The term of office of Corporate Auditors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Corporate Auditors.
(Board of Corporate Auditors)
Article 27.
(Notice of Meetings of Board of Corporate Auditors)
Article 28.
(Remuneration of Corporate Auditors)
Article 29.

</td></tr>
</table>

Proposal 4: Election of twenty (20) Directors

The proposal was approved in its original form, and 18 directors, Mr. Yoshihide Munekuni, Mr. Koichi Amemiya, Mr. Takeo Fukui, Mr. Michiyoshi Hagino, Mr. Minoru Harada, Mr. Motoatsu Shiraishi, Mr. Hiroshi Okubo, Mr. Satoshi Dobashi, Mr. Akira Takano, Mr. Mikio Yoshimi, Mr. Yasuo Ikenoya, Mr. Masaaki Kato, Mr. Shigeru Takagi, Mr. Teruo Kowashi, Mr. Seiichi Moriguchi, Mr. Tetsuo Iwamura, Mr. Takashi Yamamoto, Mr. Takanobu Ito, were all re-elected and they have assumed their posts. In addition, Mr. Suguru Kanazawa, Mr. Manabu Nishimae, were all newly elected and they have assumed their posts.

Proposal 5: Presentation of Retirement Allowance to Retiring Directors and corporate auditors for their Respective Services.

It was approved that monetary rewards be given to the Directors, Mr. Kentaro Kato and Mr. Ikuo Shimizu, who are to resign from office at the close of this meeting, for the meritorious services that they have rendered to the Company, pursuant to the past practice of the Company and in accordance with the Company's bylaws on the retirement allowance of Directors. It was approved that decisions on the amount of money, time and method of payment of such monetary rewards be entrusted to the Board of Directors for the retiring directors.

(English Translation)

Public Notice of Unconsolidated Financial Statements for the 78th Fiscal Period ended March 31, 2002

Honda Motor Co., Ltd.
No.1-1, 2-chome
Minami Aoyama
Minato-ku, Tokyo

By: Hiroyuki Yoshino
President and
Representative Director

Summary of Balance Sheet
(As of March 31, 2002)
(In billions of yen)

Assets:		Liabilities and Stockholders' equity:	
Current assets	766.9	Current liabilities	523.7
Cash and bank deposits	150.7	Notes and Accounts payable	294.0
Trade receivables	261.2	Accounts payable-other and accrued expenses	113.3
Inventories	128.8	Accrued product warranty	38.0
Other	229.4	Other	78.4
Allowance for doubtful accounts	(3.4)		
Fixed assets	1,170.8	Fixed liabilities	71.3
Tangible fixed assets	584.0	Accrued product warranty	27.7
Buildings	169.4	Accrued retirement benefits for employees	33.2
Machinery & equipment	95.9		
Land	234.6	Other	10.3
Other	83.9	Total liabilities	595.1
Intangible fixed assets	3.1	Common stock	86.0
Investments & others	583.6	Statutory reserves	190.4
Investments in subsidiaries	310.6	Earned surplus	1,040.3
Investment securities	204.5	Net income for the period	134.9
Other	88.1	Unrealized gains on securities available for sale	25.8
Allowance for doubtful accounts	(19.6)	Treasury Stock	0.0
		Total stockholders' equity	1,342.6
Total assets	1,937.8	Total liabilities and stockholders' equity	1,937.8

Note:

1. Accumulated depreciation of tangible assets — 916.0 billion yen
2. Net income per common share for the period — 138.47 yen
3. Net assets as defined in Article 290-1-6 of the Commercial Code of Japan — 25.8 billion yen

Summary of Statement of Income
(April 1, 2001 - March 31, 2002)
(In billions of yen)

Net sales	3,211.1
Cost of sales	2,184.4
Selling, general and administrative expenses	840.9
Operating profit	185.8
Non-operating profit	92.3
Non-operating expense	59.2
Ordinary profit	218.9
Extraordinary profit	1.6
Extraordinary loss	45.3
Income before income taxes	175.2
Corporate, inhabitant and business taxes	73.5
Deferred income taxes	(33.2)
Net income for the period	134.9
Unappropriated retained earnings at the beginning of the year	10.7
Interim dividends paid	12.6
Unappropriated retained earnings	132.9

(English Translation)

Public Notice of Consolidated Financial Statements for the 78th Fiscal Period ended March 31, 2002

Summary of Consolidated Balance Sheet
(As of March 31, 2002)
(In billions of yen)

Assets:		**Liabilities and Stockholders' equity:**	
Current assets	3,088.3	**Current liabilities**	3,110.0
Cash & cash equivalents	609.4	Short-term debt	1,343.0
Trade receivables	452.2	Trade payables	840.9
Finance subsidiaries-receivables, net	995.0	Accrued expenses	678.1
Inventories	644.2	Income taxes payables	61.2
Deferred income taxes	182.7	Other current liabilities	186.6
Other current assets	204.5	Long-term debt	716.6
Finance subsidiaries-receivables	1,808.8	Other liabilities	540.1
Investments and advances	395.4	Total liabilities	4,366.8
Net property, plant and equipment	1,389.7	Common stock	86.0
Other assets	258.3	Capital surplus	172.5
		Legal reserves	28.9
		Retained earnings	2,765.6
		Accumulated other comprehensive income (loss)	(479.1)
		Treasury stock	0.0
		Total stockholders' equity	2,573.9
Total assets	6,940.7	Total liabilities and stockholders' equity	6,940.7

Note: The number of consolidated subsidiaries is 300 and the number of companies that are accounted for by the equity method is 137.

Summary of Consolidated Statement of Income
(April 1, 2001 - March 31, 2002)
(In billions of yen)

Net sales	7,362.4
Cost of sales	5,036.1
Selling, general and administrative expenses	1,291.7
Research and development expenses	395.1
Operating income	639.2
Other income	9.3
Other expenses	97.2
Income before income taxes	551.3
Income taxes	231.1
Income before equity in income of affiliates	320.1
Equity in income of affiliates	42.5
Net income	362.7

Honda Motor Co., Ltd. Annual Report 2002

Year Ended March 31, 2002


01 CRV 02

HONDA
The Power of Dreams


HONDA
HMC
LISTED
NYSE
Powering Dreams Together
FEBRUARY
14
THURSDAY
HMC
LISTED
NYSE

Honda celebrates its 25th anniversary of listing on the New York Stock Exchange in February 2002.

CORPORATE PROFILE

Established in 1948, Honda Motor Co., Ltd., is one of today's leading manufacturers of automobiles and the largest manufacturer of motorcycles in the world. The Company is recognized internationally for its expertise and leadership in developing and manufacturing a wide variety of products that incorporate Honda's highly efficient internal combustion engine technologies, ranging from small general-purpose engines to specialty sports cars. Approximately 12.6 million Honda engines were sold worldwide during the fiscal year ended March 31, 2002.

By following a corporate strategy that emphasizes speed, efficiency, flexibility and innovation in every facet of the Company's operations—from product development and manufacturing to marketing—Honda strives to achieve the ultimate goal of satisfying its customers. Through a worldwide commitment to advancing this objective, Honda—and its many partners who share this commitment—have succeeded in creating a global network that comprises 437 subsidiaries and affiliates. Honda operates through 109 overseas production facilities in 29 overseas countries, which supply Honda products to most of the industrialized countries of the world.

CONTENTS

This annual report contains the consolidated financial statements of Honda Motor Co., Ltd., and its subsidiaries, prepared for holders of Honda American and European shares. Please note that the financial statements appearing in the Notice of Convocation of the 78th Ordinary General Meeting of Stockholders, which was held in Tokyo, Japan, on June 25, 2002, were prepared on the basis of accounting principles generally accepted in Japan in accordance with the Japanese Commercial Code and related solely to Honda Motor Co., Ltd., and were not consolidated with those of its subsidiaries. On May 31, 2002, the original notice in the Japanese language was mailed to holders of Honda common stock in Japan and an English translation thereof was mailed to holders of Honda American shares.

CAUTION WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Although Honda believes that its plans, intentions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such plans, intentions or expectations will be achieved. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements set forth below.

Honda believes that the following important factors, among others, in some cases have affected, and in the future, could affect, its operations: the political, economic and social conditions in Japan, the United States and elsewhere, including the relevant governments' specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies and the availability of credit, particularly to the extent that such current or future conditions and policies affect the automobile, motorcycle and power products industries and markets in Japan and the United States, and the demand, sales volume and sales prices for Honda's automobiles, motorcycles and power products; the effects of competition in the automobile, motorcycle and power products markets on the demand, sales volume and sales prices for Honda's automobiles, motorcycles and power products; Honda's ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing; and the effects of economic stagnation or recession in Honda's principal markets and exchange rate fluctuations on the Company's results of operations.

FINANCIAL HIGHLIGHTS

Honda Motor Co., Ltd. and Subsidiaries Years ended or at March 31	Yen (millions except per share amounts)		U.S. dollars (millions except per share amounts)
	2001	2002	2002
Net sales and other operating revenue	¥6,463,830	**¥7,362,438**	**$55,253**
Operating income	406,960	**639,296**	**4,798**
Income before income taxes and equity in income of affiliates	384,976	**551,342**	**4,138**
Net income	232,241	**362,707**	**2,722**
Per common share (Basic)	238.34	**372.23**	**2.79**
Per American share (Basic)*	119.17	**186.11**	**1.40**
Cash dividends paid during the period	22,412	**24,360**	**183**
Per common share	23	**25**	**0.19**
Per American share*	11.5	**12.5**	**0.09**
Stockholders' equity	2,230,291	**2,573,941**	**19,317**
Per common share	2,288.87	**2,641.55**	**19.82**
Per American share*	1,144.43	**1,320.77**	**9.91**
Total assets	5,667,409	**6,940,795**	**52,089**
Depreciation	170,342	**194,944**	**1,463**
Capital expenditures	285,687	**303,424**	**2,277**

* *Honda's common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American share information has been restated for all periods presented to reflect this four-for-one ADR split.*

Net Sales and Other Operating Revenue and Operating Margin



(Billions of yen)
(%)
8,000
6,000
4,000
2,000
0
10.0
7.5
5.0
2.5
0
1998
1999
2000
2001
2002
Net Sales and Other Operating Revenue
Operating Margin

Net Income and Return on Equity (ROE)



(Billions of yen)
(%)
400
300
200
100
0
20
15
10
5
0
1998
1999
2000
2001
2002
Net Income
ROE

Stockholders' Equity and Equity Ratio



(Billions of yen)
(%)
2,800
2,100
1,400
700
0
40
30
20
10
0
1998
1999
2000
2001
2002
Stockholders' Equity
Equity Ratio

OPERATING HIGHLIGHTS

Years ended March 31	Motorcycles		Automobiles		Power Products	
Unit Sales Breakdown (thousands)	2001	2002	2001	2002	2001	2002
Japan	407	**404**	776	**878**	164	**409**
North America	519	**590**	1,346	**1,368**	1,412	**1,601**
Europe	341	**315**	191	**176**	1,269	**1,012**
Other Regions	3,851	**4,786**	267	**244**	1,039	**904**
Total	5,118	**6,095**	2,580	**2,666**	3,884	**3,926**

Years ended March 31	Motorcycle Business		Automobile Business		Others	
Net Sales Breakdown (millions of yen)	2001	2002	2001	2002	2001	2002
Japan	¥ 97,016	**¥101,587**	¥1,529,428	**¥1,654,238**	¥113,896	**¥112,921**
North America	259,688	**348,832**	2,999,478	**3,529,560**	222,638	**269,535**
Europe	157,300	**172,378**	311,295	**336,844**	53,135	**54,330**
Other Regions	291,300	**325,103**	391,125	**409,100**	37,531	**48,010**
Total	¥805,304	**¥947,900**	¥5,231,326	**¥5,929,742**	¥427,200	**¥484,796**

Throughout this report, **the United States dollar amounts** have been translated from Japanese yen solely for the convenience of the reader at the rate of ¥133.25=US$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on March 29, 2002.

The geographic breakdown is based on the location of affiliated and unaffiliated customers.



To Our Shareholders

THE YEAR IN REVIEW

Honda continued to operate in a difficult economic environment in fiscal 2002, ended March 31, 2002. Although the slowdown in the U.S. economy came to a halt in the second half of the period, major European countries remained on a downtrend. China's economy remained strong, but the pace of recovery in other parts of Asia began to slacken. Sluggishness persisted in Japan, owing to weak consumer spending and continued declines in private-sector capital investment and exports.

Despite the challenges it faced, Honda recorded stable sales gains in each of its main business segments. As a result, consolidated net sales and other operating revenue rose 13.9% from fiscal 2001, to a record-breaking ¥7,362.4 billion ($55,253 million).

Operating income rose 57.1%, to ¥639.2 billion ($4,798 million), an all-time high. This gain was attributable to higher automobile unit sales in Japan and North America, which boosted income, along with effective measures to curb costs and the positive effects of currency translation, which countered increases in selling, general and administrative (SG&A) and research and development (R&D) expenses.

Income before income taxes advanced 43.2%, to ¥551.3 billion ($4,138 million), while net income increased 56.2%, to ¥362.7 billion ($2,722 million), both record highs. Net income per common share was ¥372.23 ($2.79).

Reviewing results by business category, in the motorcycle business, unit sales of motorcycles increased 19.1% from the previous fiscal year, to 6,095,000, mainly owing to soaring demand overseas, particularly in Asia and Latin America.

In the automobile business, firm gains in Japan and North America pushed unit sales of automobiles up 3.3%, to 2,666,000. Reflecting brisk sales of the Fit, a new subcompact car launched in June 2001, and the Step Wagon and Stream minivans, domestic unit sales in the segment rose 13.1%, to 878,000, marking the third consecutive year of gains. As testimony to its extraordinary popularity, the Fit topped domestic automobile sales charts for three consecutive months, from November 2001 to January 2002. In North America, automobile sales increased 1.6%, to 1,368,000 units, an all-time high. Sales were led by the Accord, which gained the distinction of being the best-selling passenger car in the United States in 2001, marking Honda's first appearance in the number one spot in a decade. Unit sales of the locally manufactured Odyssey minivan and Acura MDX sport utility vehicle (SUV) were also positive.

In the power products business, despite solid sales of general-purpose engines and lawnmowers in North America, lower sales in Europe held unit sales of power products to 3,926,000, up 1.1%.



Acura MDX: A revolutionary SUV produced in Ontario, Canada with continuing solid sales in North America.

A NEW VISION

Despite a number of mergers and acquisitions in the global automotive industry in recent years, Honda has achieved continuing success without compromising its autonomy. Today, we are reaching for new heights. With the goal of generating new value for customers and society and ensuring Honda remains a company that customers and society will want to exist, we have formulated a new vision for Honda in 2010. This vision outlines three directions: value creation, localized global operations—or as we term it, "glocalization,"—and Honda's commitment to the future.

Fit: A new subcompact car built on Honda's Global Small Platform that enjoys outstanding sales in the Japanese market.



Pilot: All-new SUV launched in North America in June 2002.



Element: New concept vehicle targeting the younger generation.

Value Creation

With the aim of creating value for our customers and society, we strive constantly to offer high-value innovative products, establish advanced customer relations activities focusing on the customer and build a foundation for new business projects. ASIMO, our humanoid robot, and the Intelligent Community Vehicle System (ICVS) concept, a new shared vehicle transportation system, are excellent examples of such business projects to date.

In the motorcycle business, we launched environment-friendly scooters equipped with 4-stroke engines in numerous markets, including Europe, Japan and other parts of Asia. In the automobile business, we introduced the Fit and Mobilio in Japan, both spacious subcompact cars offering lower fuel consumption with new engines, and the redesigned CR-V in Japan and overseas. Furthermore, in June 2002 in North America we launched the Pilot SUV. In the power products business, we launched new 4-stroke outboard engines, as well as the inclinable 4-stroke ultra-light general-purpose engine and a lawnmower equipped with this engine.

Product launches planned for fiscal 2003 include a fully redesigned Accord, to be introduced worldwide, and the all-new Element, a new concept vehicle for the younger generation. We will also strengthen our small car lineup and pursue other efforts aimed at cultivating new markets.

"Glocalization"

Reinforcing our roots in the communities where we do business and ensuring greater customer satisfaction worldwide remain ongoing objectives. These efforts reflect our fundamental belief in the importance of establishing a firm foothold in each region in which we operate, enabling us to grasp the needs of local customers and respond with the most appropriate products.

In accordance with this concept, in fiscal 2002 we opened several new manufacturing facilities: a motorcycle plant in India that will position us to better capitalize on the huge Indian market; our second automobile plant in the United Kingdom, which expands our production capacity; and a new plant in Alabama in the United States that will enable us to respond to soaring demand for light trucks in North America. We also established a joint venture in China—the world's largest market for these vehicles—to manufacture and market motorcycles.

During fiscal 2003, our new plant in Alabama will raise its production level to its full production capacity of 150,000 units. We also plan to begin manufacturing automobiles in Malaysia and Indonesia through newly established joint ventures and to increase the production capacity of our automobile plant in China.

To date, we have taken significant steps to innovate our manufacturing system on a global basis with the aim of shortening lead times, enabling flexible production of several models on each line and reducing the investment required for new models. To accommodate the launch of the all-new Accord in fall 2002, we are revamping the production line at our automobile plant in Marysville, Ohio. This will mark the completion of innovations to our major manufacturing facilities in Japan, North America and Europe. These efforts also reflect our determination to create a Global Supply Network that maximizes the efficiency of global resources and guarantees the same superior quality for all Honda products, no matter where they are manufactured, a concept captured in the expression "Made by Global Honda."

Following the export of Civic 3-doors to Japan and North America, our newly expanded facility in the United Kingdom exported its first shipment of CR-Vs to North America. On the heels of the introduction of the new Jazz, known as the Fit in Japan, and Civic diesel in Europe, we plan to launch a completely redesigned Accord. Other future plans include expanding our global presence by building a supply network for parts and finished products, centered on Asia and, in fiscal 2003, beginning exports to Japan of an affordably priced scooter from our plant in China and an automobile from our plant in Thailand.



Civic Hybrid: Honda's second hybrid model, the world's most fuel-efficient 5-passenger sedan.

Honda's Commitment to the Future

We are committed to improving the safety of drivers, passengers and pedestrians, and to minimizing the impact of our activities on resources and the environment. Accordingly, we are actively involved in a wide range of efforts aimed at promoting advances in safety technology, developing environment-related technologies and corporate activities aimed at zero environmental impact and developing alternative energy sources.


HONDA
Lễ Xuất Xưởng
Line-off Ceremony
WAVE

Launch of the Wave α in Vietnam.


Honda Manufacturing of Alabama
Mass Production Start-up
November 14, 2001

Opening of the Alabama plant, United States.

These efforts culminated in the release in Japan and North America of the Civic Hybrid, a 5-passenger hybrid car that ranks as the world's most fuel-efficient gasoline-powered car. We also continued to conduct research on a new fuel cell–powered vehicle, now undergoing road tests in Japan and the United States, with a view to bringing it to market in calendar 2003.

Further development in the area of automobiles includes continuing to expand the use of next-generation engines that enable both the improvement of fuel efficiency and the cleanliness of exhaust gases. Efforts in the motorcycle and power products areas will focus on achieving our own stringent targets for emission levels in order to promote environmental preservation. We are also stepping up implementation of our Green Factory concept in the production area and promoting recycling activities.

LOOKING AHEAD

By continuing to focus on the three directions outlined in our vision for Honda in 2010, we will continue to enhance corporate value. I extend my heartfelt thanks to shareholders for your interest to date and look forward to your support of these and all our efforts in the years ahead.

June 25, 2002



Hiroyuki Yoshino

President and Chief Executive Officer


ASIMO

Making Dreams Come True



"Glocalization"

The Green Factory Concept

Research and Development






Allianz
03 CIV 3

"Glocalization"

GLOBAL FOCUS

LOCAL KNOWLEDGE

EFFECTIVE OPERATIONS


HONDA


HONDA

Honda's commitment to making dreams come true transcends geographical boundaries. Accordingly, we are working to reinforce our grasp of local needs in markets around the world and to respond with appropriate products by expanding the scale of our global operations, while focusing on localized product development and manufacturing.

WORLDWIDE PRODUCTION NETWORK

Honda divides its global business into five regional operations: Japan; North America; Latin America; Europe, the Middle East and Africa; and Asia and Oceania. Our worldwide organization, which has grown rapidly over the years, currently comprises 109 overseas manufacturing facilities in 29 countries. In fiscal 2002, we commenced operations at several new facilities, including a new motorcycle plant for Honda Motorcycle & Scooter India (Private) Limited (HMSI); a second automobile plant for Honda of the U.K. Manufacturing Ltd. (HUM); a new automobile plant in the United States, Honda Manufacturing of Alabama, LLC (HMA); and a new motorcycle production and sales joint venture in China. In early 2003, we plan to commence operations at new automobile plants in Malaysia and Indonesia.

To strengthen our worldwide production network, we are currently implementing a strategy that we have dubbed the Global Supply Network, through which we are taking steps to link facilities in different regions, creating a mutually beneficial system that facilitates global procurement and production and ensures a swifter and more accurate responsiveness to customer needs. In line with this concept, a facility in one market might, for example, manufacture automobiles or motorcycles specifically for export to another region. As an example of this strategy, and to maximize the increased production capacity resulting from the start-up of its second automobile plant, in autumn 2001 the U.K.'s HUM facility in Swindon began exports of the Civic 3-door to North America and Japan. In April 2002, the company also began exporting the CR-V to North America. We are also promoting a highly flexible and efficient manufacturing network for smaller production facilities in Asia designed to encourage greater sharing of complementary components and products within these markets.

A CUSTOMER-ORIENTED APPROACH

Of course, our objective is not simply to establish manufacturing facilities worldwide. We are also working closely with local sales and R&D bases to improve our grasp of customer needs in different regions, thus ensuring a faster, more effective response with the most appropriate products and services.

Examples of the success of these efforts include the Accord, for which we have created several designs tailored specifically to the needs of different markets around the world; the Fit and Mobilio subcompact cars and the Step Wagon and Stream minivans in Japan, both of which are high growth market categories; and the Acura MDX and Pilot, both developed exclusively for the North American market, where SUVs are particularly popular. In response to increasing demand for diesel-powered automobiles in European markets, we launched the Civic mounted with a 1.7-liter diesel engine from Isuzu Motors Limited. We are currently developing a new 2.0-liter diesel engine for the upcoming new Accord. In Asia, we have developed and introduced products suited to the particular road and driving conditions of the region, including the City compact sedan and the Cub motorcycle, with plans to expand the focus of these efforts to the small car category in the near future.







The Green Factory Concept

FLEXIBILITY

COST EFFECTIVENESS

ENVIRONMENTAL CONCERN



HONDA



The Green Factory concept is designed to facilitate the efficient use of resources and to eliminate industrial waste at Honda plants worldwide. As part of this initiative, we are further revising production processes and creating an advanced manufacturing system that is both flexible and environmentally sound, thereby enabling us to supply products that redefine concepts of vehicle quality.

THE NEW MANUFACTURING SYSTEM

Over the past few years, we have made fundamental changes to production processes at manufacturing facilities worldwide—beginning with our principal Japanese automobile manufacturing facilities in Suzuka and Saitama and major plants in the United States, Canada and the United Kingdom—as part of an overall drive to raise quality, efficiency, flexibility and environmental soundness. To this end, we sought to make the most of our accumulated expertise and experience by actively canvassing ideas from our production-line associates. One such idea led to the use of industrial robots for welding, a move that has increased speed, body precision and durability, while simultaneously reducing energy consumption. Another associate suggestion resulted in the adoption of waterborne paints, improving the work environment for line associates, shortening process times and improving vehicle finishes. Associate input also led to a reorganization of the assembly process into functional process zones and the use of subassembly lines to manufacture modular parts. This change has contributed substantially to improvements in product quality and production efficiency.

The renovation of production processes has had a far-reaching positive effect. Changes implemented on the Suzuka Factory's No. 1 line, for example, halved specific investment for the introduction of new models, as well as halved initial investment for line installation when the line was revamped in May 2000. The modifications to production processes on the line since that date have slashed lead times by an average of 30%; increased flexibility, enabling the line to accommodate a maximum of eight models; and reduced carbon dioxide (CO_2) emissions by approximately 20%. As a result of enhanced efficiency, we will reduce the number of production lines at our Suzuka Factory to two, from the current three, while maintaining the same capacity, by the end of fiscal 2003.

ENVIRONMENTALLY SOUND FACILITIES

We are also taking decisive action aimed at eradicating industrial waste from our production facilities. In July 2000—well ahead of the original schedule—we succeeded in completely eliminating the output of industrial waste requiring disposal as landfill from all our domestic manufacturing facilities. We have also set stringent voluntary emission targets and are stepping up efforts to achieve steady reductions in air and water pollutants and ensure effective management.

Thanks to New Manufacturing System processes and a multifunctional, integrated and synchronized production line, the Hosoe Plant—a new outboard engine facility at the Hamamatsu Factory in Japan—boasts 40% fewer CO_2 emissions than the previous outboard engine facility and zero wastewater discharge.

In production and development, we are taking measures to improve the efficiency of overall energy and resource use, including the installation of high-efficiency cogeneration systems. In fiscal 2002, we achieved a 15% reduction in energy consumption per unit of production at our domestic factories, compared with the fiscal 1991 level. By fiscal 2011, we intend to increase this percentage to 30%.

We are also expanding implementation of the Green Factory concept at manufacturing facilities overseas.




TIME



Research and Development

ENVIRONMENTAL PERFORMANCE

ADVANCED SAFETY

NEW TECHNOLOGIES




Iwatani
14-01

Honda's R&D activities comprise long-term, forward-looking research aimed at developing basic and advanced technologies, and the development of products featuring these technologies that respond to the specific needs of customers in various parts of the world. In all aspects of our R&D activities, we maintain a firm commitment to innovation and leadership.

CLEANER VEHICLES

Honda has always placed a high priority on cultivating superior technologies that reduce the environmental impact of its products. Our efforts focus on such objectives as improving emissions performance, enhancing fuel economy and developing alternative-energy vehicles. To date, we have succeeded in applying a number of advanced environmental technologies to a broad range of commercial products.

Our breakthrough CVCC engine technology, incorporating a cleaner combustion process that reduces exhaust emissions, was featured in the popular Civic series in 1972. We have continued to conduct research with the goal of further reducing the carbon monoxide (CO), hydrocarbon (HC) and nitrogen oxide (NOx) emissions from exhaust gas. In 1995, we introduced the first Low Emission Vehicle (LEV) gasoline engine. At present, we are pursuing our fiscal 2006 targets to lower HC and NOx emissions by 75% from the fiscal 1996 level (Japanese market).

Efforts to develop clean, fuel-efficient engine technologies have yielded such major achievements as the Variable Valve Timing and Lift Electronic Control System (VTEC) engine technology, which increases engine output while reducing fuel consumption, and the Honda Integrated Motor Assist (IMA) system, a unique gasoline-electric hybrid system that greatly improves fuel economy. In December 2001, we commenced sales of the Civic Hybrid, featuring an advanced Honda IMA system that offers even greater efficiency than its predecessor. Current efforts target a 25% improvement in average fuel efficiency in Honda automobiles sold in Japan from the fiscal 1996 level by fiscal 2006.

We continue to promote R&D directed at the commercialization of vehicles powered by electricity, natural gas and other next-generation fuel alternatives. In September 2001, we announced the FCX-V4, a new fuel cell–powered vehicle featuring improved speed, acceleration and cruising distance, as well as new collision-safety measures, all of which enable it to deliver a performance closer to mass-produced vehicles than has previously been possible.

INDUSTRY-LEADING SAFETY STANDARDS

Honda remains committed to developing technologies that set the standards for safety in today's motorized society. Our efforts encompass active safety technologies developed to prevent accidents from occurring, and passive safety technologies that minimize injuries to drivers, passengers and pedestrians in the event of an accident. Achievements to date include our renowned antilock brake system (ABS) that provides greater stability in critical braking conditions, Vehicle Stability Assist (VSA) system and omnidirectional collision safety body, all of which have been successfully commercialized. At our indoor car-to-car crash test facility in Japan, we conduct real-world crash tests, thereby accelerating the development of technologies that meet our own increasingly high safety standards.

THE POWER OF DREAMS

Our commitment to anticipating and responding to the future needs of our customers is driving us to expand R&D efforts into new fields. In line with the commitment of our R&D team worldwide to promoting coexistence with society by providing products that offer new value, in 1986 we launched a humanoid robotics project. This project culminated in the year 2000 with the unveiling of ASIMO, our third prototype and the world's most advanced bipedal humanoid robot. We continue to conduct research with the goal of developing ASIMO into a robot that can be of great benefit to humans and to society as a whole.

Honda at a Glance



Unit Sales Breakdown
M 315
A 176
P 1,012
EUROPE
(Thousands)
M Motorcycles
A Automobiles
P Power Products
Unit Sales Breakdown
P 904
A 244
OTHER REGIONS
M 4,786
(Thousands)
Asia, Oceania, Latin America, the Middle East and Africa

EUROPE

FISCAL 2002 TOPICS

- Second automobile plant commenced operations in the United Kingdom
- Civic 3-door exported to Japan and North America from the United Kingdom
- Jazz subcompact car introduced
- New diesel-engine Civic for the European market launched from the United Kingdom
- European-built scooters, SH125 and SH150, introduced

OUTLOOK

- Fiscal 2003 unit sales forecast for motorcycles: an increase of 1.6%, to 320,000; automobiles: a rise of 8.0%, to 190,000
- Export of the new CR-V from the United Kingdom to North America
- Revamp of our sales networks for motorcycles

OTHER REGIONS

FISCAL 2002 TOPICS

- New plant in India commenced production of motorcycles
- Established a new joint venture production and sales company, as well as a new R&D company, both for motorcycles, in China
- New automobile manufacturing and distribution joint-venture established in Malaysia
- Wave α motorcycle launched in Vietnam, utilizing parts sourced locally and from China
- Accord launched in India; Stream minivan introduced in Indonesia

OUTLOOK

- Fiscal 2003 unit sales forecast for motorcycles: a leap of 35.8%, to 6,500,000; automobiles: a rise of 6.6%, to 260,000
- Expansion of automobile production capacity in China and Thailand
- Production of a new subcompact car in Thailand to commence
- Manufacture and distribution of a new subcompact car in Brazil
- Production of new general-purpose engines in China

Unit Sales Breakdown



P 409
M 404
JAPAN
A 878
(Thousands)

Unit Sales Breakdown



M 590
P 1,601
NORTH AMERICA
A 1,368
(Thousands)

JAPAN

FISCAL 2002 TOPICS

- Fit subcompact car, Mobilio compact minivan and That's minivehicle introduced
- New motorcycle sales company established
- Silver Wing and VFR motorcycles launched
- Zoomer and Bite scooters introduced
- Production of outboard engines commenced at the Hamamatsu Factory's Hosoe Plant

OUTLOOK

- Fiscal 2003 unit sales forecast for motorcycles: an increase of 6.4%, to 430,000; automobiles: a rise of 4.8%, to 920,000
- Stimulate demand for motorcycles by introducing new concept models; import and market scooters from China
- Strengthen the financing business through the establishment of a new finance company

NORTH AMERICA

FISCAL 2002 TOPICS

- New plant in Alabama opened and commenced production of the Odyssey minivan and its V-6 engines
- Accord became the best-selling car of 2001 in the United States
- AquaTrax F-12 and AquaTrax F-12X personal watercraft launched

OUTLOOK

- Fiscal 2003 unit sales forecast for motorcycles: up 6.8%, to 630,000; automobiles: an increase of 8.9%, to 1,490,000
- Introduction of new Pilot SUV and all-new Element light truck
- Launch of Metropolitan scooter

MOTORCYCLE BUSINESS



Zoomer: The Zoomer is powered by a quiet, fuel-efficient, low-emission 50cc liquid-cooled 4-stroke engine and features distinctive, playful "naked" styling, extra-wide front and rear tires and dual headlights.

BUSINESS RESULTS

Unit sales of Honda motorcycles, including all-terrain vehicles (ATVs) and personal watercraft (PWC), in fiscal 2002 climbed 19.1% to 6,095,000 units, buoyed by gains in North and Latin America, as well as in Asia. Segment revenue advanced 17.7% to ¥947.9 billion ($7,114 million), while operating income grew 23.3%, to ¥69.6 billion ($523 million). The operating margin was 7.3%.

JAPAN

Total demand in Japan's motorcycle market during the period under review slipped 5.7%, to 783,000 units. In this environment, flagging sales of commercial-use models counteracted the increase in sales of sport bikes generated by the introduction of new models. As a consequence, unit sales of Honda motorcycles in the domestic market remained relatively flat, at 404,000.

During fiscal 2002, we launched several models designed specifically to appeal to younger consumers, including two scooters—the Zoomer, which features distinctive "naked" styling, and the casually appointed Bite—and the Ape 100, a 100cc sport minibike. We also introduced models aimed at adult consumers, such as a new version of the Silver Wing large scooter mounted with a 600cc engine and the VFR, a super sport touring model.

To reinforce our motorcycle business in Japan, we established a new sales company, Honda Motorcycle Japan Co., Ltd. (HMJ), which combines all domestic motorcycle sales functions and supervises the overall motorcycle operations. Created through the integration of three wholesale companies, HMJ also assumed

UNIT SALES

Years ended March 31

	Thousands		% change
	2001	**2002**	**(2002/2001)**
Japan	407	**404**	**(0.7)%**
North America	519	**590**	**13.7**
Europe	341	**315**	**(7.6)**
Other Regions	3,851	**4,786**	**24.3**
Total	5,118	**6,095**	**19.1%**


(Thousands)
6,400
4,800
3,200
1,600
0
5,257
4,295
4,436
5,118
6,095
1998
1999
2000
2001
2002
Japan
North America
Europe
Other Regions

NET SALES

Years ended March 31

	Millions of yen		% change
	2001	**2002**	**(2002/2001)**
Japan	¥ 97,016	**¥101,587**	**4.7%**
North America	259,688	**348,832**	**34.3**
Europe	157,300	**172,378**	**9.6**
Other Regions	291,300	**325,103**	**11.6**
Total	¥805,340	**¥947,900**	**17.7%**


(Billions of yen)
1,000
750
500
250
0
853
807
718
805
947
1998
1999
2000
2001
2002
Japan
North America
Europe
Other Regions



Silver Wing 600: A large scooter that boasts outstanding comfort, abundant storage space and a powerful performance suited to city riding and long-distance touring, the Silver Wing 600 has earned rave reviews from all age groups.



Ape 100: Equipped with a 5-speed transmission and air-cooled 4-stroke OHC single-cylinder engine, the Ape 100 is a sport minibike that delivers the handling and control enjoyment associated with larger motorcycles.



FourTrax Foreman ES: A high-performance, dependable 4-wheeled ATV, the FourTrax Foreman ES is as suited to farm or ranch work as it is to sports and leisure. This ATV is manufactured in the United States at Honda's factories in Ohio and South Carolina.

the product planning and marketing functions of headquarters and the motorcycle sales support functions of related divisions. This combination enables HMJ to oversee market-oriented product planning and sales activities from a vantage point close to the market, enhancing the efficiency of operations and increasing customer satisfaction.

NORTH AMERICA

Unit sales of motorcycles in fiscal 2002 in North America climbed 13.7%, to 590,000, reflecting gains in the touring, custom and off-road categories. We recorded brisk sales of locally manufactured, large-displacement models, notably the Gold Wing GL1800 touring bike and the VTX 1800 custom classic, as well as motocross bikes and the XR50R off-road bike for children. We also launched the AquaTrax F-12 and AquaTrax F-12X, our first models in the PWC category.

EUROPE

Reflecting sluggish economic conditions and currency fluctuations, total market demand for motorcycles in Europe shrank in fiscal 2002 after seven consecutive years of growth. In this environment, unit sales of Honda motorcycles in the region slipped 7.6%, to 315,000. In Italy, the largest market for small scooters in Europe, tighter environmental and helmet regulations and higher insurance premiums accelerated a shift in scooter demand to models with 125cc or higher displacements. In Spain, demand was hampered by an increase in the value-added tax (VAT) on 50cc scooters. We responded by accelerating marketing efforts for the CBR600F and CBR900RR super sport bikes. We also sought to further stimulate demand by introducing two locally built 125cc and 150cc scooters, the SH125 and SH150.

OTHER REGIONS

Other regions comprise Asia, Oceania, Latin America, the Middle East and Africa. A strong performance in Asia spurred a 24.3% increase in unit sales of Honda motorcycles in other regions, to 4,786,000. Gains in Asia were largely attributable to a number of new models, such as the M-LIVING, an affordably priced 125cc commuter bike launched in China; the Wave 125, a fuel-efficient motorcycle with a 4-stroke engine offered in Thailand; and the Wave α, an inexpensive, family-oriented motorcycle launched in Vietnam that uses locally sourced parts, as well as those sourced from China and other regions of Asia. Sales in this geographical category were also bolstered by firm sales of the XR250 Tornado on-road/off-road bike, launched in Latin America in the summer of 2001.

In addition to stepping up marketing efforts in Asia, we also took action to expand our production and sales network to capitalize on rapidly rising demand. During the period, we established joint venture Sundiro Honda Motorcycle Co., Ltd., to manufacture and market motorcycles in China, the world's largest market for these vehicles. In November, Sundiro Honda Motorcycle began producing the M-LIVING motorcycle. Also, we established a new subsidiary, Honda Motorcycle R&D China Co., Ltd., in Shanghai.



Gold Wing: Standing at the top of Honda's motorcycle lineup, the Gold Wing touring bike is mounted with a liquid-cooled, 4-stroke, horizontally opposed six-cylinder 1,800cc engine. The Gold Wing is manufactured at Honda's motorcycle factory in Ohio, the United States.



VFR: Featuring sharp and handsome elegance and a V-4 engine incorporating Honda's VTEC technology, the VFR (Interceptor in North America) offers excellent riding control and an environmental performance that easily clears the strictest global standards.



AquaTrax F-12: One of Honda's first two models in the PWC category, both sold in the United States, the AquaTrax F-12 features an all-new 16-valve 4-stroke engine and delivers the perfect balance of power, comfort and affordability.



Wave α: A fashionable and affordable Cub-type family-oriented motorcycle, the Wave α is manufactured in Vietnam using locally sourced parts and parts procured through Honda's Global Supply Network.

The new company, which is scheduled to start operations in April 2003, will work closely with our three Chinese motorcycle joint ventures to facilitate expansion of our operations in this crucial market. In India—the world's second-largest motorcycle market—we commenced operations at a new plant for motorcycle manufacturing subsidiary Honda Motorcycle & Scooter India (Private) Limited (HMSI). HMSI will increase its annual production capacity to 250,000 units in fiscal 2003, from 120,000 at present.

OUTLOOK

We forecast a 29.3% increase in unit sales in our worldwide motorcycle business in fiscal 2003, to 7,880,000. We will continue to stimulate demand in Japan by introducing new concept models. Keeping the needs of increasingly price-conscious customers in mind, we will commence imports and sales of affordably priced scooters from Sundiro Honda Motorcycle in China. As a consequence, we forecast a 6.4% increase in unit sales of Honda motorcycles in Japan, to 430,000.

In North America, demand for motorcycles, including ATVs, is expected to continue expanding. The successful start-up of the 50cc scooter, the Metropolitan, launched in April 2002, bodes well for sales in the scooter market. We anticipate a 6.8% increase in unit sales in the region, to 630,000.

Although market conditions in Europe are likely to remain harsh, we will strive to support sales by enhancing the appeal of existing models, adding exciting new offerings and realigning our sales networks. In this environment, we project a 1.6% increase in unit sales of Honda motorcycles, to 320,000.

In other regions, we expect unit sales to climb 35.8%, to 6,500,000. In Asia, we will continue to reinforce competitiveness by promoting the complementary supply of parts among our manufacturing facilities. This will enable us to build a regional production network capable of generating high-quality, environment-friendly and affordably priced motorcycles.


CB900
Hornet

CB900 Hornet: A slick, responsive sport bike with a lightweight, compact frame and a liquid-cooled, 4-stroke 918cc DOHC inline four-cylinder engine.


AUTOMOBILE
BUSINESS



Fit: An exciting new subcompact car built on Honda's global small platform with a newly developed 1.3-liter i-DSI engine, the Fit achieves a spacious interior, innovative styling and outstanding fuel economy.

BUSINESS RESULTS

Brisk sales of automobiles in Japan and the United States in fiscal 2002 supported a 3.3% increase in unit sales worldwide, to 2,666,000. Growth in unit sales and the positive impact of a weaker yen pushed segment revenue up 13.4% from the previous fiscal year, to ¥5,929.7 billion ($44,501 million). Operating income soared 62.6%, to ¥520.5 billion ($3,906 million). Accordingly, the operating margin was 8.8%.

JAPAN

Although total industry demand in Japan edged down, to 5.82 million units, unit sales of Honda vehicles rose 13.1%, to 878,000, mainly attributable to firm sales of the popular Step Wagon and Stream minivans, as well as the introduction of the Fit, a new subcompact car, and the all-new Mobilio, a 7-passenger compact minivan. Sales of the Life and Vamos minivehicles and the That's, a new style of minivehicle, also enjoyed a favorable response from consumers. Reflecting strong sales of the Fit, Step Wagon and Stream through our three dealer channels in Japan—Primo, Clio and Verno—Honda automobiles, including imports, accounted for over 15% of overall domestic automobile sales.

UNIT SALES

Years ended March 31

	Thousands		% change
	2001	**2002**	(**2002**/2001)
Japan	776	**878**	**13.1%**
North America	1,346	**1,368**	**1.6**
Europe	191	**176**	**(7.9)**
Other Regions	267	**244**	**(8.6)**
Total	2,580	**2,666**	**3.3%**


(Thousands)
2,800
2,100
1,400
700
0
2,343
2,333
2,473
2,580
2,666
1998
1999
2000
2001
2002
Japan
North America
Europe
Other Regions

NET SALES

Years ended March 31

	Millions of yen		% change
	2001	**2002**	(**2002**/2001)
Japan	¥1,529,428	**¥1,654,238**	**8.2%**
North America	2,999,478	**3,529,560**	**17.7**
Europe	311,295	**336,844**	**8.2**
Other Regions	391,125	**409,100**	**4.6**
Total	¥5,231,326	**¥5,929,742**	**13.4%**


(Billions of yen)
6,000
4,500
3,000
1,500
0
4,752
4,989
4,961
5,231
5,929
1998
1999
2000
2001
2002
Japan
North America
Europe
Other Regions







Civic 5-door: The Civic 5-door was designed to maximize interior space and deliver excellent driving comfort and safety and an environment-friendly performance.

Mobilio: A compact 7-passenger minivan with futuristic styling and a newly developed 1.5-liter i-DSI engine in a compact, 4-meter-long body. The Mobilio's nimble driving performance is matched by impressive fuel economy.

Acura RSX: The Acura RSX is an exciting coupe that blends leading-edge performance and innovative design and is mounted with a 16-valve 2.0-liter DOHC i-VTEC engine that produces an impressive 160 horsepower.



Accord: Roomy, luxurious and built for comfort, the Accord sedan continues to set the standard for cars in its class. The Accord is currently manufactured in 10 countries in Asia, North America and Latin America, as well as in Japan, and sold in approximately 140 countries.

NORTH AMERICA

Total U.S. automobile industry sales remained fairly level with the previous year, at 17.1 million units for calendar year 2001. Brisk sales of the Canadian-made Acura MDX luxury SUV, as well as healthy shipments of the redesigned CR-V, the Acura RSX, which was launched in July, and the Civic led to a 1.6% increase in unit sales in North America, to a new record of 1,368,000. In response to a sharp climb in demand in North America for the Odyssey minivan, we commenced production of this model at Honda Manufacturing of Alabama, LLC (HMA), our new plant in Lincoln, Alabama, which began operating in November 2001, well ahead of the original schedule. In addition to the Odyssey, HMA produces the V-6 engines that are installed in the car. With its annual production capacity slated to reach 150,000 units in late 2002, HMA is expected to significantly enhance our presence in the North American light truck market, as well as boost our regional automobile production capacity to 1,220,000 units.

EUROPE

In Europe, the positive effects of the launch of new models in the auto industry, as well as growing demand for diesel-powered automobiles, were not sufficient to offset slowing economic conditions. Honda's automobile unit sales were hampered mainly because of lower sales of the Accord and the HR-V SUV. As a consequence, despite steady gains in the second half—reflecting the introduction of the new Jazz, known as the Fit in Japan—a weaker performance in the first half prompted a 7.9% decline in unit sales in the region, to 176,000.

During fiscal 2002, our U.K. manufacturing subsidiary Honda of the U.K. Manufacturing Ltd. (HUM) completed its second automobile plant, where it began production of the Civic 5-door series. As a result, our automobile production capacity in the United Kingdom rose to 250,000 units. HUM's lineup also includes the Civic 3-door, which is sold in Europe and, from fiscal 2002, exported to Japan and North America. In April 2002, we also commenced exports of the redesigned CR-V from the plant to North America. Also during the period, the plant started production of a new Civic for the European market mounted with a 1.7-liter diesel engine from Isuzu Motors Limited, in a bid to expand sales in the region and ensure a high capacity utilization rate at HUM.

OTHER REGIONS

Combined unit sales in other regions slipped 8.6%, to 244,000, as declines in Taiwan and Australia countered solid gains in China. During the period, we took decisive steps to expand operations in this geographical segment, including the addition of a V-6 version to our Accord lineup in China and the launch of the Accord in India—our second model in that country, joining the City—and the Stream in Indonesia. In Malaysia, newly established automobile manufacturing and distribution joint venture DRB-Oriental-Honda Sdn. Bhd. commenced construction of a new automobile plant. In Indonesia, manufacturing and distribution joint venture P.T. Honda Prospect Motor also began building an automobile plant, near Jakarta. These new plants are scheduled to come on line in the early part of calendar 2003.


01 CRV 02
01.JAZZ'02

Odyssey: *Mounted with a 3.5-liter V-6 engine, the Odyssey is a high-end minivan combining the driving performance of a luxury sedan with a roomy interior; an ideal family vehicle.*

CR-V: *The CR-V combines an agile chassis and a powerful 2-liter DOHC i-VTEC engine, bringing together the comfort of a passenger car with the performance of an SUV to create its own market niche.*

Jazz: *The European version of the Fit, the Jazz is equipped with a newly developed 1.4-liter i-DSI engine, enabling it to offer the top fuel economy of any vehicle in its class.*

OUTLOOK

Our current forecast for Honda's overall automobile unit sales is for a 7.3% increase, to 2,860,000. We anticipate a challenging environment in Japan throughout fiscal 2003. Nonetheless, we believe that efforts to cultivate new markets through the launch of new subcompact cars will sustain growth. With this in mind, we forecast domestic unit sales of 920,000, up 4.8%.

In North America, we will step up output of the Odyssey. In June 2002, we started sales of the highly anticipated new Pilot SUV, produced on the No. 2 line at Honda of Canada Mfg., Inc. (HCM), and will start production of the Element new concept model in late 2002, at the East Liberty plant of Honda of America Mfg., Inc., in Ohio, which will strengthen our model lineup. Further, we will launch a fully redesigned Accord in the fall. Thanks to these efforts, we anticipate unit sales of 1,490,000, up 8.9%.

In Europe, we will continue assertive marketing efforts for the Jazz and the Civic 5-door series, including the diesel version, along with exports of between 50,000 and 60,000 CR-Vs and approximately 15,000 Civic 3-doors to North America to enhance production capacity utilization. We forecast unit sales in the European market of 190,000, up 8.0%.

In other regions, we expect unit sales to advance 6.6%, to 260,000. Growth in the Chinese market is expected to necessitate the expansion of our local automobile production capacity to 120,000 units, from the current 50,000, by fiscal 2003 year-end. As part of our drive to build a Global Supply Network for finished automobiles, we will expand capacity in Thailand and begin producing a new subcompact car with a view to commencing exports to Japan within fiscal 2003. With the start of production at new plants in Malaysia and Indonesia, we will work to reinforce our operating foundation in Asia and establish a more competitive cost structure by increasing the use of locally sourced parts. We also plan to start manufacturing and distributing a new subcompact car in Brazil.



Stream: *The Stream is a practical yet stylish minivan with a compact body, spacious interior that can accommodate up to seven adults and sporty, powerful performance.*

OTHERS


GX25 general-purpose engine


HS1390i hybrid snowblower


FG201 Puchina compact tiller


HONDA
BF225 outboard engine

This segment encompasses all businesses not directly related to automobile or motorcycle operations, and includes revenue from sales of power products and related components, as well as from finance, leisure and trading businesses. In fiscal 2002, increases in revenue from the financial services business and the impact of currency translation adjustments contributed to a 13.5% increase in overall segment revenue, to ¥484.7 billion ($3,638 million).

POWER PRODUCTS

Unit sales of power products rose 1.1%, to 3,926,000. This improvement was primarily attributable to solid gains in North America. During the period, we introduced a number of new products—including 4-stroke overhead cam (OHC) general-purpose engines, 4-stroke outboard engines, high-output inverter-equipped generators and a hybrid snowblower—in major overseas markets. In Japan, we commenced production at the Hosoe Plant, a new outboard engine plant at the Hamamatsu Factory.

In North America, firm sales of general-purpose engines and lawnmowers boosted unit sales of power products 13.4%, to 1,601,000. Unit sales of power products fell 20.3%, to 1,012,000, in Europe, and 13.0%, to 904,000, in other regions, owing chiefly to lower sales of general-purpose engines.

In fiscal 2003, we intend to introduce a number of new general-purpose engines and to commence production of these engines in China, positioning us well to respond to rising demand. In this environment, we expect overall unit sales of power products to increase 18.7%, to 4,660,000.

FINANCIAL SERVICES

Through a number of financial services subsidiaries in Japan, the United States, Canada, the United Kingdom, Germany and Brazil, our financial services business supports sales activities by providing various services to dealers and customers. Revenue from financial services, including intersegment sales, in fiscal 2002 advanced 18.9%, to ¥209.3 billion ($1,571 million), thanks mainly to the effects of favorable automobile sales in North America. In May 2002, we announced plans to reinforce our financing business in Japan by integrating our three existing financing companies—involved in equipment leasing and cash loans, car leasing and the credit business—to form a new company, Honda Finance Co., Ltd. The new company, which will commence operations on July 1, 2002, will enable us to improve capital efficiency and procure low-cost funding, which in turn will allow us to offer more competitive financial services.

POWER PRODUCT UNIT SALES

Years ended March 31

	Thousands		% change
	2001	**2002**	**(2002/2001)**
Japan	164	**409**	**149.4%**
North America	1,412	**1,601**	**13.4**
Europe	1,269	**1,012**	**(20.3)**
Other Regions	1,039	**904**	**(13.0)**
Total	3,884	**3,926**	**1.1%**

NET SALES

Years ended March 31

	Millions of yen		% change
	2001	**2002**	**(2002/2001)**
Japan	¥113,896	**¥112,921**	**(0.9)%**
North America	222,638	**269,535**	**21.1**
Europe	53,135	**54,330**	**2.2**
Other Regions	37,531	**48,010**	**27.9**
Total	¥427,200	**¥484,796**	**13.5%**


(Thousands)
4,800
3,600
2,400
1,200
0
2,857
3,412
4,057
3,884
3,926
1998
1999
2000
2001
2002
Japan
North America
Europe
Other Regions


(Billions of yen)
500
375
250
125
0
393
434
418
427
484
1998
1999
2000
2001
2002
Japan
North America
Europe
Other Regions

Note: From fiscal 2002, owing to changes in transaction formats and contract terms, sales of some power products that were previously recorded as overseas sales are now recorded as sales in Japan.

Financial Section

CONTENTS

FINANCIAL SUMMARY

Honda Motor Co., Ltd. and Subsidiaries
Years ended or at March 31

	1992	1993	1994	1995
Sales, income, and dividends				
Net sales and other operating revenue	¥4,391,864	¥4,132,435	¥3,862,716	¥3,966,164
Operating income	153,345	108,756	78,328	107,916
Income before income taxes	130,756	88,564	46,890	94,287
Income taxes	68,459	53,208	33,719	44,904
Equity in income of affiliates	1,273	1,801	10,528	12,142
Net income	59,731	37,157	23,699	61,525
As percentage of sales	1.4%	0.9%	0.6%	1.6%
Cash dividends paid during the period	13,617	13,620	13,631	13,635
Research and development	192,475	199,233	188,815	203,004
Interest expense	42,615	43,426	35,379	34,382
Assets, long-term debt, and stockholders' equity				
Total assets	¥3,153,992	¥3,012,896	¥2,921,084	¥3,014,410
Long-term debt	589,899	569,479	612,511	589,537
Stockholders' equity	1,097,663	1,030,867	967,345	1,017,462
Depreciation	190,671	173,733	143,229	125,115
Capital expenditures	237,861	168,205	121,838	128,644
Per common share				
Net income:				
Basic	¥ 61.40	¥ 38.19	¥ 24.34	¥ 63.16
Diluted	61.27	37.94	24.28	63.00
Cash dividends paid during the period	14	14	14	14
Stockholders' equity	1,128.35	1,058.80	993.47	1,044.44
Per American share				
Net income:				
Basic	30.70	19.09	12.17	31.58
Diluted	30.63	18.97	12.14	31.50
Cash dividends paid during the period	7.0	7.0	7.0	7.0
Stockholders' equity	564.17	529.40	496.73	522.22
Sales progress				
Sales amounts:*				
Japan	¥1,444,852	¥1,379,748	¥1,282,771	¥1,326,487
	33%	33%	33%	33%
Overseas	2,947,012	2,752,687	2,579,945	2,639,677
	67%	67%	67%	67%
Total	¥4,391,864	¥4,132,435	¥3,862,716	¥3,966,164
	100%	100%	100%	100%
Unit sales:				
Motorcycles	3,675	4,035	4,251	4,910
Automobiles	1,961	1,793	1,753	1,794
Power Products	1,355	1,450	1,632	1,909
Number of employees	90,500	90,900	91,300	92,800
Exchange rate (yen amounts per U.S. dollar)				
Rates for the period-end	¥ 133	¥ 116	¥ 103	¥ 89
Average rates for the period	133	125	108	99

Notes:
(1) The amounts for the fiscal year ended March 31, 2002, have been translated into U.S. dollars at the rate of ¥133.25=US$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on March 29, 2002.
(2) Net income per common (or American) share amounts are computed based on Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." All net income per common (or American) share data presented prior to fiscal 1998 has been restated to conform with the provisions of SFAS No. 128.
(3) The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," from the fiscal year ended March 31, 1994, and applied the provisions of SFAS No. 109 retroactively to April 1, 1991. Accordingly, the consolidated financial results for fiscal years 1992 and 1993 have been restated.
(4) Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Net unrealized gains on marketable equity securities, less related income taxes, are included in accumulated other comprehensive income (loss) in the statements of stockholders' equity.

* The geographic breakdown of sales amounts is based on the location of customers.

Yen (millions)							U.S. dollars (millions)
1996	1997	1998	1999	2000	2001	**2002**	**2002**
¥4,252,250	¥5,293,302	¥5,999,738	¥6,231,041	¥6,098,840	¥6,463,830	**¥7,362,438**	**$55,253**
143,633	401,447	462,313	548,698	426,230	406,960	**639,296**	**4,798**
115,134	390,722	443,351	520,511	416,063	384,976	**551,342**	**4,138**
58,281	189,044	201,278	229,624	170,434	178,439	**231,150**	**1,735**
13,948	19,490	18,552	14,158	16,786	25,704	**42,515**	**319**
70,801	221,168	260,625	305,045	262,415	232,241	**362,707**	**2,722**
1.7%	4.2%	4.3%	4.9%	4.3%	3.6%	**4.9%**	
13,638	13,640	16,563	20,463	20,463	22,412	**24,360**	**183**
220,573	251,128	285,863	311,632	334,036	352,829	**395,176**	**2,966**
30,601	27,514	27,655	27,890	18,920	21,400	**16,769**	**126**
¥3,516,113	¥4,191,294	¥4,815,265	¥5,034,247	¥4,898,428	¥5,667,409	**¥6,940,795**	**$52,089**
656,461	734,255	677,750	673,084	574,566	368,173	**716,614**	**5,378**
1,144,540	1,388,430	1,607,914	1,763,855	1,930,373	2,230,291	**2,573,941**	**19,317**
125,007	141,351	153,337	177,666	172,139	170,342	**194,944**	**1,463**
150,489	217,782	309,517	237,080	222,891	285,687	**303,424**	**2,277**
Yen							U.S. dollars
¥ 72.68	¥ 227.00	¥ 267.49	¥ 313.05	¥ 269.31	¥ 238.34	**¥ 372.23**	**$ 2.79**
72.63	226.97	267.45	313.05	269.31	238.34	**372.23**	**2.79**
14	14	17	21	21	23	**25**	**0.19**
1,174.73	1,425.04	1,650.14	1,810.20	1,981.07	2,288.87	**2,641.55**	**19.82**
36.34	113.50	133.74	156.52	134.65	119.17	**186.11**	**1.40**
36.31	113.48	133.72	156.52	134.65	119.17	**186.11**	**1.40**
7.0	7.0	8.5	10.5	10.5	11.5	**12.5**	**0.09**
587.36	712.52	825.07	905.10	990.53	1,144.43	**1,320.77**	**9.91**
Yen (millions)							U.S. dollars (millions)
¥1,540,463	¥1,826,284	¥1,710,813	¥1,556,333	¥1,612,191	¥1,740,340	**¥1,868,746**	**$14,024**
36%	35%	29%	25%	26%	27%	**25%**	
2,711,787	3,467,018	4,288,925	4,674,708	4,486,649	4,723,490	**5,493,692**	**41,229**
64%	65%	71%	75%	74%	73%	**75%**	
¥4,252,250	¥5,293,302	¥5,999,738	¥6,231,041	¥6,098,840	¥6,463,830	**¥7,362,438**	**$55,253**
100%	100%	100%	100%	100%	100%	**100%**	
Thousands							
5,488	5,325	5,257	4,295	4,436	5,118	**6,095**	
1,887	2,184	2,343	2,333	2,473	2,580	**2,666**	
2,268	2,521	2,857	3,412	4,057	3,884	**3,926**	
96,800	101,100	109,400	112,200	112,400	114,300	**120,600**	
¥ 106	¥ 124	¥ 132	¥ 121	¥ 106	¥ 124	**¥ 133**	
96	113	123	128	112	111	**125**	

and net income for the fiscal year ended March 31, 1995, was not affected by the adoption of this Statement.
(5) Effective fiscal 2000, due to the change in method of business segment categorization, all prior years' unit sales under Sales progress have been restated to reflect the change: i.e., unit sales of all-terrain vehicles (ATVs) are now included in Motorcycles, but were previously included in Power Products.
(6) Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as overseas sales. However, owing to various factors including changes in transaction formats and contract terms, as of fiscal 2002, such sales are now recorded as domestic sales. The sales amount from such sales for fiscal 2002 amounted to ¥5,468 million.
(7) Honda's common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American share information has been restated for all periods presented to reflect this four-for-one ADR split.

Net Sales and Other Operating Revenue
Honda's consolidated net sales and other operating revenue (hereafter "net sales") for fiscal 2002, ended March 31, 2002, amounted to ¥7,362.4 billion, up 13.9% from the previous fiscal year. This gain was driven primarily by increases in unit sales in each of our automobile, motorcycle and power products categories. Higher net sales also reflected currency translation effects, which had a positive impact on foreign currency–denominated revenue from Honda's overseas subsidiaries when translated into yen. Honda estimates that had exchange rates remained at the same level as in fiscal 2001, net sales and other operating revenue would have risen approximately 5.3%.

Operating Income
Operating income soared 57.1% from the previous fiscal year, to ¥639.2 billion, as strong demand for Honda automobiles prompted significant unit sales gains in Japan and North America. Improved operating income was also attributable to ongoing cost-cutting strategies and a weaker yen.

Selling, General and Administrative (SG&A) Expenses
SG&A expenses for fiscal 2002 were up 12.7%, to ¥1,291.7 billion, largely as a consequence of higher advertising expenses, an increase in product warranty-related expenses—paralleling unit sales gains—and rising personnel expenses.

Research and Development (R&D) Expenses
The aim of Honda's R&D activities is to create, through application of the latest technologies, products that are both distinctive and internationally competitive. To this end, the Company maintains R&D functions as independent corporate entities, thereby enabling engineers to engage in R&D without constraint. Principal companies responsible for product research include Honda R&D Co., Ltd., Honda R&D Americas, Inc., and Honda R&D Europe (Deutschland) G.m.b.H., while research in the area of production technology is carried out by Honda Engineering Co., Ltd., and Honda Engineering North America, Inc. Each company cooperates closely with the communities in which it operates.

R&D expenses in fiscal 2002 totaled ¥395.1 billion.

R&D Activities
Motorcycles
Honda seeks to meet the diverse needs of motorcycle customers by originating products that offer new value and by conducting swift and effective development in overseas markets. At the same time, the Company is stepping up efforts to establish leading motorcycle technologies that contribute to the resolution of crucial environment and safety issues.

As a result of its efforts, in the domestic market Honda introduced a powerful, fun-to-drive new version of the Silver Wing large scooter mounted with a water-cooled DOHC two-cylinder 600cc engine; the Zoomer, a scooter featuring distinctive "naked" styling; and the slim, casually appointed Bite. Honda also introduced the CBR954RR (FireBlade in Europe) super sport touring bike, which boasts the power of a 1,000cc machine in a compact package comparable to that of a 600cc motorcycle. At the same time, the Company completely remodeled the VFR (Interceptor in North America), a large-displacement super sport touring bike mounted with a 4-stroke V-4 800cc engine, enhancing its smooth and powerful ride and adding a 3-way catalyzer system to substantially cut emissions. The year also saw several affordably priced, environment-friendly launches in Asia. In Thailand, Honda introduced the Wave 125, a fuel-efficient family-oriented motorcycle equipped with a 4-stroke 125cc engine, while in Vietnam, it began selling the Wave α, an inexpensive family-oriented motorcycle. In China, the Company commenced sales of the M-LIVING, an affordably priced motorcycle with a 4-stroke 125cc overhead valve (OHV) engine developed with newly established joint venture Sundiro Honda Motorcycle Co., Ltd. The period also marked Honda's debut in the personal watercraft (PWC) category with the development and launch in the United States of the AquaTrax F-12 and AquaTrax F-12X. Indicative of its ability to respond promptly to customer needs, Honda continued to conduct product development in North America, Asia and South America. The Company also introduced the SH125 and SH150 scooters, which were developed in Italy, in the European market.

Motorcycle-related R&D expenses in fiscal 2002 were ¥69.4 billion.

Net Sales and Other Operating Revenue


(Billions of yen)
8,000
6,000
4,000
2,000
0
1998
1999
2000
2001
2002

R&D Expenses and R&D Expenses as a Percentage of Net Sales


(Billions of yen)
(%)
400
300
200
100
0
8
6
4
2
0
1998
1999
2000
2001
2002
R&D Expenses (Billions of yen)
R&D Expenses as a Percentage of Net Sales (%)

Net Income and Net Income per Common Share


(Billions of yen)
(Yen)
400
300
200
100
0
1998
1999
2000
2001
2002
Net Income (Billions of yen)
Net Income per Common Share (Yen)

Automobiles
Honda is committed to responding to the evolving needs of customers worldwide by developing attractive new products and original technologies. Accordingly, the Company is employing increasingly innovative development processes and focusing its product-related R&D efforts on automobiles incorporating competitive technologies. Honda also emphasizes the development of advanced solutions to environmental and safety issues.

As a result, in Japan and Europe, Honda introduced the Fit (called the Jazz in Europe), a new subcompact car mounted with a 1.3-liter i-DSI engine that delivers the ultimate in combustion efficiency and boasts an outstanding average fuel economy of 23 kilometers per liter (Japanese Standard) and emission cleanliness. The Fit was recognized with the prestigious 2001–2002 Japan Car of the Year and the 2002 Automotive Researchers' and Journalists' Conference (RJC) of Japan Car of the Year awards.

During fiscal 2002, in Japan and the United States, Honda introduced the Civic Hybrid, an ultraeffcient hybrid car fitted with a state-of-the-art VTEC Cylinder Cut-off System–equipped 1.3-liter i-DSI engine and an improved version of Honda's original Integrated Motor Assist (IMA) system that delivers a fuel economy of 29.5 kilometers per liter (Japanese Standard). The Civic Hybrid runs so clean that it is recognized by the Japanese Ministry of Land, Infrastructure and Transport as an ultralow emissions vehicle. In Japan, Honda launched the Mobilio, a compact minivan equipped with a newly developed 1.5-liter i-DSI engine capable of seating up to seven adults in a 4-meter-long compact body, and the unique That's minicar, featuring a simple, practical interior and a newly engineered body designed with advanced Honda safety technologies.

Other R&D highlights of the period include the introduction of a fully remodeled version of the Company's popular Step Wagon with further improved utility and interior space. The use of a new-generation perovskite 3-way catalyzer system greatly reduces reliance on rare metals such as palladium in the catalytic converter, while still ensuring a superior environmental performance. In Japan and North America, Honda launched a fully redesigned version of the Integra sports coupe (Acura RSX in North America) featuring superior body strength, which greatly improves handling stability. The CR-V, which was also given a full makeover worldwide, was designed with further enhanced safety features through incorporating a newly designed crash safety body based on Honda's G-Control Technology and an increased number of body sections, designed to reduce pedestrian injury.

Honda also continued to conduct research on a new fuel cell–powered vehicle, the FCX-V4. Improvements in driving performance, including maximum speed and acceleration, and an extended cruising distance enable the FCX-V4 to achieve a performance close to that of mass-produced vehicles. The Company expects to launch the FCX-V4 in calendar 2003.

Automobile-related R&D expenses amounted to ¥315.8 billion in fiscal 2002.

Others
In the area of power products, Honda's R&D efforts are directed toward new offerings that deliver new value and respond to customer needs, as well as the evolution of technologies that enhance the environmental soundness of our products.

As a result, the Company developed, and in fiscal 2002 commenced sales of, the FG201 Puchina, an easy-to-operate tiller for home gardening use equipped with a 4-stroke OHV engine that realizes superb environmental performance. Honda also developed and launched the world's first hybrid snowblower, the HS1390i, in Japan and Europe, featuring Honda's original hybrid technology that combines a gasoline engine to power the apparatus and charge the battery with an electric motor for forward locomotion. The computerized drive system allows for optimum, smoother speed control based on workload. Other R&D achievements during the period include the introduction in North America of a compact, lightweight high-output inverter-equipped generator, the EU2000i, and the BF225 and BF200 environment-friendly V-6 4-stroke outboard engines, which are among the largest such engines currently on the market, both of which were offered worldwide.

R&D expenditures in this area amounted to ¥9.9 billion.

Fundamental Research
In the area of fundamental research, Honda enhanced the devel-

Capital Expenditures and Depreciation


(Billions of yen)
400
300
200
100
0
1998
1999
2000
2001
2002
Capital Expenditures
Depreciation

Total Assets, Stockholders' Equity and Stockholders' Equity per Common Share


(Billions of yen)
(Yen)
8,000
6,000
4,000
2,000
0
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002
Total Assets (Billions of yen)
Stockholders' Equity (Billions of yen)
Stockholders' Equity per Common Share (Yen)

Return on Equity (ROE)


(%)
20
15
10
5
0
1998
1999
2000
2001
2002

ROE = Net Income/Average Shareholders' Equity

opment of ASIMO, an advanced humanoid robot developed with the aim of creating a walking robot that can benefit both humans and society. Honda focused on further advancing ASIMO's flexible walking technology and on simplifying its maneuverability system. Fundamental research also encompasses efforts to develop technologies aimed at responding to the energy and environmental needs of the future. During the period under review, funds were applied to experimental operations at a hydrogen production and fueling station for fuel cell–powered vehicles and the development of ultracompact fuel cells.

Expenses stemming from fundamental research are borne by the Company's business segments and are included in the figures above.

Income before Income Taxes and Equity in Income of Affiliates

Reflecting solid increases in revenue and operating income, income before income taxes and equity in income of affiliates advanced 43.2%, to ¥551.3 billion.

Equity in Income of Affiliates

Equity in income of affiliates climbed 65.4%, to ¥42.5 billion. This gain was due largely to income gains posted by affiliates in Asia.

Net Income

Consolidated fiscal 2002 net income totaled ¥362.7 billion, an increase of 56.2% and a record high. The effective tax rate was 41.9%, 4.5 percentage points lower than for the previous period. Basic net income per common share amounted to ¥372.23, compared with ¥238.34 in fiscal 2001.

Cash Flows

Cash and cash equivalents (hereinafter "cash") at the end of the year came to ¥609.4 billion, up ¥191.9 billion from the fiscal 2001 year-end. Substantial gains in net income and proceeds from long-term debt, along with an increase in short-term debt, countered higher demand for capital in connection with increases in investment in property, plant and equipment and acquisitions of finance subsidiaries–receivables.

Net cash provided by operating activities rose ¥241.6 billion, to ¥749.9 billion, reflecting increases in key items, notably net income, as well as depreciation, which grew ¥24.6 billion, to ¥194.9 billion.

Net cash used in investing activities amounted to ¥886.5 billion, an increase of ¥369.5 billion, largely as a consequence of higher capital expenditures—notably investments related to the introduction of the New Manufacturing System and the purchase of production equipment for overseas subsidiaries—and an increase in acquisitions of finance subsidiaries–receivables.

Net cash provided by financing activities was ¥307.6 billion, compared with ¥14.7 billion used in financing activities in the previous period, reflecting an increase in short-term debt and long-term debt.

Capital Expenditures

Manufacturing-related expenditures in fiscal 2002 were applied to the expansion of manufacturing facilities, streamlining efforts and the replacement of older equipment. Other expenditures included funds used to augment sales and R&D facilities. Total capital expenditures were ¥303.4 billion, an increase of ¥17.7 billion from fiscal 2001. Capital expenditures by segment were as follows:

	Yen (millions)	
	2001	**2002**
Motorcycle Business	¥ 34,012	¥ 29,929
Automobile Business	239,609	264,657
Financial Services	1,320	676
Other Businesses	10,746	8,162
Total	¥285,687	¥303,424

Honda invested ¥29.9 billion in its motorcycle business, mainly for the introduction of new models and the New Manufacturing System. Capital expenditures in the automobile business amounted to ¥264.6 billion. These funds primarily comprised investments in new model production and the New Manufacturing System at the Company and Honda of America Mfg., Inc. Funds were also applied to the construction of a production facility at Honda Manufacturing of Alabama, LLC for the Odyssey minivan (Lagreat in Japan) and V-6 engines for this model. In addition, Honda invested in a second plant at Honda of the U.K. Manufacturing Ltd., slated to expand annual production capacity by 100,000 units. Expenditures in the financial services business totaled ¥0.6 billion in fiscal 2002, while Honda's investment in other businesses—mainly to fund the expansion and renewal of power product manufacturing equipment and the renovation of motor sports facilities—came to ¥8.1 billion. Eliminations and sales of manufacturing facilities during the period had no material impact.

Segment Information

The following segment information has been prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan, which requires certain additional information to be disclosed, including business and geographical segment information.

Business Segments

Business segments are based on Honda's business organization and the similarity of the principal products within each segment, as well as the relevant markets for such products.

Motorcycles

Honda launched several new scooter models in the domestic market during the period, including the Silver Wing, the Zoomer and the Bite. The Company also introduced the CBR954RR super sport bike (FireBlade in Europe) and the fully remodeled VFR road-going sport bike (Interceptor in North America) in Japan, the United States and Europe. Other new offerings in Europe included the locally developed and built SH125 and SH150 scooters. In South America, Honda brought the XR250 Tornado on-road/off-road bike to market. In Asia, Honda attracted attention with the new M-LIVING, an affordably priced 125cc motorcycle for everyday transportation introduced in China; the Wave 125, a fuel-efficient motorcycle with a 4-stroke engine offered in Thailand; and the Wave α, an inexpensive, family-oriented motorcycle introduced in Vietnam. Fiscal 2002 also brought the launch of the AquaTrax F-12 and AquaTrax F-12X, the Company's first models in the new PWC category.

Despite higher sales of sport bikes, a decline in sales of commercial-use bikes and other products held domestic unit sales to 404,000, largely level with the previous period. In contrast, overseas unit sales rose 20.8%, to 5,691,000, owing to solid gains in Asia and Latin America. Accordingly, total unit sales in the motorcycles segment amounted to 6,095,000, an increase of 19.1%. Higher unit sales combined with positive currency translation effects to push segment revenue up 17.7%, to ¥947.9 billion. Operating income grew 23.3%, to ¥69.6 billion.

Automobiles

In Japan and Europe, Honda launched the exciting new Fit (Jazz in Europe), a subcompact car powered by the newly developed i-DSI engine. The Company also reinforced its lineup of environment-friendly automobiles with the new Civic Hybrid, a new sedan featuring greatly improved energy efficiency, in Japan and the United States. In the domestic market, Honda also introduced a fully remodeled Step Wagon and the new Mobilio compact minivan and the That's, a new style of minicar. The Company also implemented full model changes for the Integra, offered in Japan and North America, where it is called the Acura RSX, and the groundbreaking CR-V SUV, available worldwide, and launched the redesigned British-made Civic 3-door in Japan, Europe and North America.

Brisk sales of new models, notably the Fit and the Stream minivan, and the remodeled Step Wagon, pushed domestic unit sales up 13.1%, to 878,000. Unit sales in overseas markets edged down 0.9%, to 1,788,000 units, as flagging sales in Europe negatively affected gains in other markets prompted by increased sales of the Acura MDX and the Odyssey minivan. As a consequence, total unit sales in the automobiles segment advanced 3.3%, to 2,666,000. Growth in unit sales and positive currency translation effects pushed segment revenue up 13.4%, to ¥5,929.7 billion. Operating income shot up 62.6%, to ¥520.5 billion.

Financial Services

Revenue from Honda's financial services business climbed 18.9%, to ¥209.3 billion. Operating income surged 46.4%, to ¥45.0 billion.

Other Businesses

During the period under review, Honda expanded its lineup of power products with the FG201 Puchina, a compact, high-performance, easy-to-operate tiller for home gardening use launched in Japan, and the HS1390i, the world's first hybrid snowblower, introduced in Japan and Europe. Other new products during the period included the EU2000i and EU20i high-output inverter-equipped generators, introduced in North America and Europe, respectively, and the GX100 4-stroke OHC general-purpose engine and BF225 and BF200 4-stroke outboard engines, which are among the largest such engines currently on the market, both of which were offered worldwide.

Honda's domestic unit sales of power products jumped 149.4% in fiscal 2002, to 409,000. Owing to various factors, including changes in transaction formats and contract terms in the period under review, domestic sales of general-purpose engines to customers for installation in products that are subsequently exported, which were previously recorded as overseas sales, are now accounted for as domestic sales. Unit sales of such general-purpose engines for the period amounted to 251,000. As a consequence, total unit sales of power products rose 1.1%, to 3,926,000, despite a 5.5% dip in overseas unit sales, to 3,517,000, as flagging sales in Europe and other areas offset gains in North America.

Reflecting these results and the positive effects of currency translation, segment revenue advanced 11.0%, to ¥293.8 billion. Operating income was ¥4.0 billion, up from an operating loss of ¥355 million in fiscal 2001.

Geographical Segments

Geographical segments are based on the location of the Company and its subsidiaries.

Japan

Brisk automobile sales and the positive effects of currency translation contributed to a 6.0% increase in net sales in Japan in fiscal 2002, to ¥3,811.0 billion. Operating income increased 73.5%, to ¥253.4 billion.

North America

Higher unit sales of motorcycles, automobiles and power products, along with the positive effects of currency translation, pushed Honda's net sales in North America up 19.4%, to ¥4,307.9 billion. Operating income amounted to ¥402.3 billion, up 45.5%.

Europe

Despite flagging unit sales of motorcycles, automobiles and power products, the positive effects of currency translation contributed significantly to a 10.3% increase in Honda's net sales in Europe, to ¥603.5 billion. Nonetheless, Honda recorded an operating loss of ¥35.3 billion, although this marked an improvement of ¥20.1 billion from the previous period.

Other Regions

Higher unit sales of motorcycles in Asia and Latin America, coupled with the positive effects of currency translation attributable to a weaker yen, countered declines in unit sales of automobiles and power products. As a consequence, aggregate net sales in other regions rose 8.7%, to ¥554.8 billion, while operating income climbed 13.3%, to ¥40.7 billion.

Environmental Matters

Automobiles and motorcycles manufactured by Honda for sale in Japan comply with Japan's exhaust emission and noise level regulations. Honda products sold in markets outside Japan comply with all such regulations currently in force in the pertinent market. Honda does not foresee any significant difficulty in complying with regulations expected to be enacted in such markets in the near future.

Business Segment Information

Years ended or at March 31	Yen (millions) 2001	2002
Net sales and other operating revenue:		
Motorcycle Business		
Sales to unaffiliated customers	¥ 805,304	**¥ 947,900**
Automobile Business		
Sales to unaffiliated customers	5,231,326	**5,929,742**
Financial Services		
Sales to unaffiliated customers	169,293	**201,906**
Intersegment sales	6,781	**7,409**
Total	176,074	**209,315**
Other Businesses		
Sales to unaffiliated customers	257,907	**282,890**
Intersegment sales	6,796	**10,968**
Total	264,703	**293,858**
Eliminations	(13,577)	**(18,377)**
Consolidated	¥6,463,830	**¥7,362,438**
Operating income:		
Motorcycle Business	¥ 56,478	**¥ 69,656**
Automobile Business	320,035	**520,510**
Financial Services	30,802	**45,084**
Other Businesses	(355)	**4,046**
Consolidated	¥ 406,960	**¥ 639,296**
Assets:		
Motorcycle Business	¥ 597,998	**¥ 754,512**
Automobile Business	2,828,579	**3,377,470**
Financial Services	2,217,186	**2,917,170**
Other Businesses	191,223	**240,735**
Corporate assets and eliminations	(167,577)	**(349,092)**
Consolidated	¥5,667,409	**¥6,940,795**
Depreciation:		
Motorcycle Business	¥ 19,275	**¥ 22,129**
Automobile Business	143,884	**165,508**
Financial Services	492	**786**
Other Businesses	6,691	**6,521**
Consolidated	¥ 170,342	**¥ 194,944**
Capital expenditures:		
Motorcycle Business	¥ 34,012	**¥ 29,929**
Automobile Business	239,609	**264,657**
Financial Services	1,320	**676**
Other Businesses	10,746	**8,162**
Consolidated	¥ 285,687	**¥ 303,424**

Geographical Segment Information

Years ended or at March 31	Yen (millions) 2001	2002
Net sales and other operating revenue:		
Japan		
Sales to unaffiliated customers	¥1,950,985	**¥2,087,765**
Transfers between geographical segments	1,643,591	**1,723,269**
Total	3,594,576	**3,811,034**
North America		
Sales to unaffiliated customers	3,488,287	**4,163,951**
Transfers between geographical segments	120,123	**143,987**
Total	3,608,410	**4,307,938**
Europe		
Sales to unaffiliated customers	526,923	**570,170**
Transfers between geographical segments	20,365	**33,335**
Total	547,288	**603,505**
Others		
Sales to unaffiliated customers	497,635	**540,552**
Transfers between geographical segments	12,921	**14,259**
Total	510,556	**554,811**
Eliminations	(1,797,000)	**(1,914,850)**
Consolidated	¥6,463,830	**¥7,362,438**
Operating income:		
Japan	¥ 146,071	**¥ 253,431**
North America	276,540	**402,395**
Europe	(55,527)	**(35,338)**
Others	35,920	**40,711**
Eliminations	3,956	**(21,903)**
Consolidated	¥ 406,960	**¥ 639,296**
Assets:		
Japan	¥2,022,021	**¥2,177,095**
North America	2,713,508	**3,679,762**
Europe	457,647	**514,535**
Others	286,776	**374,801**
Corporate assets and eliminations	187,457	**194,602**
Consolidated	¥5,667,409	**¥6,940,795**

Consolidated Balance Sheets Divided into Non-Financial Services Businesses and Finance Subsidiaries

At March 31, 2002	Yen (millions)	% of total
Assets		
Non-financial services businesses		
Current Assets:	¥2,745,407	39.6
Cash and cash equivalents	590,798	
Trade accounts and notes receivable	455,019	
Inventories	645,218	
Other current assets	1,054,372	
Investments and advances	529,763	7.6
Property, plant and equipment, at cost	1,368,405	19.7
Other assets	221,104	3.2
Total assets	4,864,679	70.1
Finance subsidiaries		
Cash and cash equivalents	18,643	0.3
Finance subsidiaries—short-term receivables, net	995,547	14.3
Finance subsidiaries—long-term receivables, net	1,811,502	26.1
Other assets	91,478	1.3
Total assets	2,917,170	42.0
Eliminations	(841,054)	(12.1)
Total assets	¥6,940,795	100.0
Liabilities and Stockholders' Equity		
Non-financial services businesses		
Current liabilities:	¥1,869,129	26.9
Short-term debt	302,732	
Current portion of long-term debt	8,052	
Trade payables	845,990	
Accrued expenses	544,144	
Other current liabilities	168,211	
Long-term debt	34,565	0.5
Other liabilities	539,909	7.8
Total liabilities	2,443,603	35.2
Finance subsidiaries		
Short-term debt	1,361,807	19.6
Current portion of long-term debt	299,962	4.3
Accrued expenses	137,844	2.0
Long-term debt	684,907	9.9
Other liabilities	145,811	2.1
Total liabilities	2,630,331	37.9
Eliminations	(707,080)	(10.2)
Total liabilities	4,366,854	62.9
Common stock	86,067	1.2
Capital surplus	172,529	2.5
Legal reserves	28,969	0.4
Retained earnings	2,765,600	39.9
Accumulated other comprehensive income (loss)	(479,175)	(6.9)
Treasury stock	(49)	(0.0)
Total stockholders' equity	2,573,941	37.1
Total liabilities and stockholders' equity	¥6,940,795	100.0

Consolidated Statements of Cash Flows Divided into Non-Financial Services Businesses and Finance Subsidiaries

	Yen (millions)	
Year ended March 31, 2002	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:		
Net income	¥339,392	¥ 23,735
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	194,158	786
Deferred income taxes	(33,301)	41,387
Equity in income of affiliates	(43,162)	—
Loss on derivative instruments and related others	6,931	14,809
Decrease (increase) in trade accounts and notes receivable	5,438	—
Decrease (increase) in inventories	10,191	—
Increase (decrease) in trade payables	(13,828)	—
Other, net	204,088	(1,309)
Net cash provided by operating activities	669,907	79,408
Cash flows from investing activities:		
Decrease (increase) in investments and advances	(89,633)	(1,349)
Capital expenditures	(302,748)	(676)
Proceeds from sales of property, plant and equipment	7,162	254
Decrease (increase) in finance subsidiaries–receivables	—	(588,875)
Net cash used in investing activities	(385,219)	(590,646)
Cash flows from financing activities:		
Increase (decrease) in short-term debt	(47,430)	141,266
Proceeds from long-term debt	13,503	610,567
Repayment of long-term debt	(45,295)	(270,791)
Proceeds from issuance of common stock	—	19,878
Cash dividends paid	(24,391)	(389)
Increase (decrease) in commercial paper classified as long-term debt	—	649
Net cash provided by (used in) financing activities	(103,613)	501,180
Effect of exchange rate changes on cash and cash equivalents	20,776	129
Net change in cash and cash equivalents	201,851	(9,929)
Cash and cash equivalents at beginning of year	388,947	28,572
Cash and cash equivalents at end of year	¥590,798	¥ 18,643

Notes:
1. Subsidiaries engaged in financial services are referred to as finance subsidiaries. Other subsidiaries are referred to as non-financial services businesses.
2. Free cash flow (the net of cash flows from operating activities and cash flows from investing activities) for non-financial services businesses was ¥284,688 million, while finance subsidiaries generated a negative free cash flow of ¥511,238 million in fiscal 2002. Non-financial services businesses lend to finance subsidiaries. These cash flows are included in the decrease (increase) in investments and advances, increase (decrease) in short-term debt, proceeds from long-term debt and repayment of long-term debt. Excluding the increase in loans to finance subsidiaries (¥70,471 million), free cash flow for non-financial services businesses in fiscal 2002 was ¥355,159 million.

CONSOLIDATED BALANCE SHEETS

Honda Motor Co., Ltd. and Subsidiaries
March 31, 2001 and 2002

Assets	Yen (millions) 2001	Yen (millions) 2002	U.S. dollars (millions) (note 2) 2002
Current assets:			
Cash and cash equivalents	¥ 417,519	**¥ 609,441**	**$ 4,574**
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,899 million in 2001 and ¥8,662 million ($65 million) in 2002	440,802	**452,208**	**3,394**
Finance subsidiaries–receivables, net (note 3)	762,368	**995,087**	**7,468**
Inventories (note 4)	620,754	**644,282**	**4,835**
Deferred income taxes (note 9)	151,722	**182,788**	**1,372**
Other current assets (note 7)	205,771	**204,538**	**1,534**
Total current assets	2,598,936	**3,088,344**	**23,177**
Finance subsidiaries–receivables, net (note 3)	1,304,994	**1,808,861**	**13,575**
Investments and advances:			
Investments in and advances to affiliates (note 5)	200,625	**249,959**	**1,876**
Other, including marketable equity securities (note 6)	175,562	**145,536**	**1,092**
Total investments and advances	376,187	**395,495**	**2,968**
Property, plant and equipment, at cost (note 7):			
Land	299,984	**318,208**	**2,388**
Buildings	831,868	**920,106**	**6,905**
Machinery and equipment	1,887,630	**2,048,244**	**15,372**
Construction in progress	99,552	**82,610**	**620**
	3,119,034	**3,369,168**	**25,285**
Less accumulated depreciation	1,864,411	**1,979,455**	**14,855**
Net property, plant and equipment	1,254,623	**1,389,713**	**10,430**
Other assets (notes 7 and 9)	132,669	**258,382**	**1,939**
Total assets	¥5,667,409	**¥6,940,795**	**$52,089**

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	Yen (millions) 2001	2002	U.S. dollars (millions) (note 2) 2002
Current liabilities:			
Short-term debt (note 7)	¥ 910,417	**¥1,035,069**	**$ 7,768**
Current portion of long-term debt (note 7)	274,481	**308,014**	**2,312**
Trade payables:			
Notes	24,372	**26,009**	**195**
Accounts	795,882	**814,948**	**6,116**
Accrued expenses	539,348	**678,118**	**5,089**
Income taxes payable (note 9)	38,633	**61,244**	**460**
Other current liabilities (notes 7 and 9)	178,124	**186,657**	**1,400**
Total current liabilities	2,761,257	**3,110,059**	**23,340**
Long-term debt (note 7)	368,173	**716,614**	**5,378**
Other liabilities (notes 7, 8, 9 and 11)	307,688	**540,181**	**4,054**
Total liabilities	3,437,118	**4,366,854**	**32,772**
Stockholders' equity:			
Common stock, authorized 3,600,000,000 shares; issued 974,414,215 shares at March 31, 2001 and 2002	86,067	**86,067**	**646**
Capital surplus	172,529	**172,529**	**1,295**
Legal reserves (note 10)	27,929	**28,969**	**217**
Retained earnings (note 10)	2,428,293	**2,765,600**	**20,755**
Accumulated other comprehensive income (loss) (notes 6, 9, 11 and 13)	(484,527)	**(479,175)**	**(3,596)**
Treasury stock, at cost 10,036 shares at March 31, 2002	—	**(49)**	**(0)**
Total stockholders' equity	2,230,291	**2,573,941**	**19,317**
Commitments and contingent liabilities (notes 16 and 17)			
Total liabilities and stockholders' equity	¥5,667,409	**¥6,940,795**	**$52,089**

CONSOLIDATED STATEMENTS OF INCOME

Honda Motor Co., Ltd. and Subsidiaries
Years ended March 31, 2000, 2001 and 2002

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	**2002**	**2002**
Net sales and other operating revenue (note 3)	¥6,098,840	¥6,463,830	**¥7,362,438**	**$55,253**
Operating costs and expenses:				
Cost of sales (note 3)	4,205,879	4,557,382	**5,036,188**	**37,795**
Selling, general and administrative	1,132,695	1,146,659	**1,291,778**	**9,694**
Research and development	334,036	352,829	**395,176**	**2,966**
	5,672,610	6,056,870	**6,723,142**	**50,455**
Operating income	426,230	406,960	**639,296**	**4,798**
Other income:				
Interest	10,780	11,833	**7,445**	**56**
Other	10,732	8,873	**1,898**	**14**
	21,512	20,706	**9,343**	**70**
Other expenses (note 1 (p)):				
Interest	18,920	21,400	**16,769**	**126**
Other	12,759	21,290	**80,528**	**604**
	31,679	42,690	**97,297**	**730**
Income before income taxes and equity in income of affiliates	416,063	384,976	**551,342**	**4,138**
Income taxes (note 9):				
Current	212,978	196,863	**223,064**	**1,674**
Deferred	(42,544)	(18,424)	**8,086**	**61**
	170,434	178,439	**231,150**	**1,735**
Income before equity in income of affiliates	245,629	206,537	**320,192**	**2,403**
Equity in income of affiliates (note 5)	16,786	25,704	**42,515**	**319**
Net income	¥ 262,415	¥ 232,241	**¥ 362,707**	**$ 2,722**

	Yen			U.S. dollars (note 2)
	2000	2001	**2002**	**2002**
Basic net income per common share (note 1 (n))	¥ 269.31	¥ 238.34	**¥ 372.23**	**$ 2.79**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Honda Motor Co., Ltd. and Subsidiaries
Years ended March 31, 2000, 2001 and 2002

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	**2002**	**2002**
Common stock:				
Balance at beginning of year	¥ 86,067	¥ 86,067	**¥ 86,067**	**$ 646**
Balance at end of year	86,067	86,067	**86,067**	**646**
Capital surplus:				
Balance at beginning of year	172,529	172,529	**172,529**	**1,295**
Balance at end of year	172,529	172,529	**172,529**	**1,295**
Legal reserves:				
Balance at beginning of year	26,828	27,545	**27,929**	**209**
Transfer from retained earnings (note 10)	717	384	**1,040**	**8**
Balance at end of year	27,545	27,929	**28,969**	**217**
Retained earnings:				
Balance at beginning of year	1,977,613	2,218,848	**2,428,293**	**18,224**
Net income for the year	262,415	232,241	**362,707**	**2,722**
Cash dividends (note 10)	(20,463)	(22,412)	**(24,360)**	**(183)**
Transfer to legal reserves (note 10)	(717)	(384)	**(1,040)**	**(8)**
Balance at end of year	2,218,848	2,428,293	**2,765,600**	**20,755**
Accumulated other comprehensive income (loss) (notes 6, 9, 11 and 13):				
Balance at beginning of year	(499,182)	(574,616)	**(484,527)**	**(3,636)**
Other comprehensive income (loss) for the year, net of tax	(75,434)	90,089	**5,352**	**40**
Balance at end of year	(574,616)	(484,527)	**(479,175)**	**(3,596)**
Treasury stock:				
Balance at beginning of year	—	—	**—**	**—**
Purchase of treasury stock	—	—	**(49)**	**(0)**
Balance at end of year	—	—	**(49)**	**(0)**
Total stockholders' equity	¥1,930,373	¥2,230,291	**¥2,573,941**	**$19,317**
Disclosure of comprehensive income:				
Net income for the year	¥ 262,415	¥ 232,241	**¥ 362,707**	**$ 2,722**
Other comprehensive income (loss) for the year, net of tax (notes 6, 9, 11 and 13)	(75,434)	90,089	**5,352**	**40**
Total comprehensive income for the year	¥ 186,981	¥ 322,330	**¥ 368,059**	**$ 2,762**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Honda Motor Co., Ltd. and Subsidiaries
Years ended March 31, 2000, 2001 and 2002

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	**2002**	**2002**
Cash flows from operating activities (note 12):				
Net income	¥ 262,415	¥ 232,241	**¥ 362,707**	**$ 2,722**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	172,139	170,342	**194,944**	**1,463**
Deferred income taxes	(42,544)	(18,424)	**8,086**	**61**
Equity in income of affiliates	(16,786)	(25,704)	**(42,515)**	**(319)**
Provision for credit and lease residual losses on finance subsidiaries–receivables	15,777	15,584	**22,139**	**166**
Loss on derivative instruments and related others	—	—	**21,740**	**163**
Decrease (increase) in assets:				
Trade accounts and notes receivable	(43,732)	(35,460)	**5,539**	**42**
Inventories	(42,376)	(8,372)	**10,191**	**76**
Other current assets	(19,071)	(843)	**69,243**	**520**
Other assets	(11,437)	18,508	**(28,577)**	**(214)**
Increase (decrease) in liabilities:				
Trade payables	62,506	83,566	**(14,101)**	**(106)**
Accrued expenses	52,400	31,477	**75,772**	**569**
Income taxes payable	(13,988)	(15,180)	**20,551**	**154**
Other current liabilities	3,459	39,791	**(41,717)**	**(313)**
Other liabilities	19,647	19,176	**59,762**	**448**
Other, net	8,821	1,608	**26,186**	**196**
Net cash provided by operating activities	407,230	508,310	**749,950**	**5,628**
Cash flows from investing activities:				
Decrease (increase) in investments and advances	14,102	(8,658)	**476**	**4**
Capital expenditures	(222,891)	(285,687)	**(303,424)**	**(2,277)**
Proceeds from sales of property, plant and equipment	18,573	19,218	**7,416**	**56**
Acquisitions of finance subsidiaries–receivables	(1,809,817)	(2,083,375)	**(2,900,128)**	**(21,765)**
Collections of finance subsidiaries–receivables	1,299,862	1,516,094	**1,615,182**	**12,121**
Proceeds from sales of finance subsidiaries–receivables	398,580	325,364	**693,907**	**5,208**
Net cash used in investing activities	(301,591)	(517,044)	**(886,571)**	**(6,653)**
Cash flows from financing activities:				
Increase (decrease) in short-term debt	(42,096)	333,541	**5,997**	**45**
Proceeds from long-term debt	290,822	149,108	**624,070**	**4,684**
Repayment of long-term debt	(265,392)	(475,744)	**(298,718)**	**(2,242)**
Cash dividends paid (note 10)	(20,463)	(22,412)	**(24,360)**	**(183)**
Increase in commercial paper classified as long-term debt	7,187	711	**649**	**5**
Net cash provided by (used in) financing activities	(29,942)	(14,796)	**307,638**	**2,309**
Effect of exchange rate changes on cash and cash equivalents	(22,734)	10,462	**20,905**	**157**
Net change in cash and cash equivalents	52,963	(13,068)	**191,922**	**1,441**
Cash and cash equivalents at beginning of year	377,624	430,587	**417,519**	**3,133**
Cash and cash equivalents at end of year	¥ 430,587	¥ 417,519	**¥ 609,441**	**$ 4,574**

See accompanying notes to consolidated financial statements.

1. General and Summary of Significant Accounting Policies

(a) Description of Business

Honda Motor Co., Ltd. (the "Company") and its subsidiaries (collectively "Honda") develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda's manufacturing operations are principally conducted in 26 separate factories, 6 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, the United Kingdom, France, Italy, Spain, India, Pakistan, the Philippines, Thailand, Vietnam, Brazil and Mexico.

Net sales and other operating revenue by category of activity for the year ended March 31, 2002 were derived from: motorcycle business 12.9%, automobile business 80.5%, financial services 2.7%, and other businesses 3.9%. Operating income by category of activity for the year ended March 31, 2002 was derived from: motorcycle business 10.9%, automobile business 81.4%, financial services 7.1%, and other businesses 0.6%. The total assets at March 31, 2002 were attributable to: motorcycle business 10.9%, automobile business 48.7%, financial services 42.0%, other businesses 3.5%, and corporate assets (net of company-wide accounts eliminated in consolidation) (5.1%).

Honda sells motorcycles, automobiles and power products in most countries in the world. For the year ended March 31, 2002, 71.6% of net sales and other operating revenue (¥5,274,673 million; $39,585 million) was derived from subsidiaries operating outside Japan (2001: ¥4,512,845 million, 2000: ¥4,291,964 million). Net sales and other operating revenue for the year ended March 31, 2002 was geographically broken down based on the location of customers as follows: Japan 25.4%, North America 56.3%, Europe 7.7%, and others 10.6%. For the year ended March 31, 2002, 63.8% of operating income (¥407,768 million; $3,060 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2001: ¥256,933 million, 2000: ¥292,294 million). Also, 65.8% of Honda's assets at March 31, 2002 (¥4,569,098 million; $34,290 million) was identified with foreign operations (2001: ¥3,457,931 million).

(b) Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America.

(c) Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The investments in 20% to 50% owned affiliates are stated at their underlying equity value.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

(d) Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(e) Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. Provisions for dealer sales allowances are normally recognized as sales reductions at the time of sale.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as "trading" securities. Honda determines the value of the retained interests by discounting the future cash flows. Those cash flows are net of estimated credit losses and are discounted at a rate which Honda believes is commensurate with the risks involved. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at March 31, 2001 and 2002 were not significant.

(f) Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(g) Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(h) Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as "held-to-maturity" securities are reported at amortized cost. Debt and equity securities classified as "trading" securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as "available-for-sale" securities and are reported at fair value, with unrealized gains or losses net of deferred taxes included in other comprehensive income (loss) and accumulated in the stockholders' equity section of the consolidated balance sheets. Honda did not hold any "trading" securities at March 31, 2001 and 2002, except for retained interests in the sold pools of finance receivables, which are accounted for as "trading" securities and included in finance receivables. Honda did not hold any "held-to-maturity" securities at March 31, 2001 and 2002.

(i) Goodwill

Goodwill, which represents the excess cost over the net tangible and identifiable intangible assets acquired at acquisition dates of investments in subsidiaries and affiliates, is being amortized on a straight-line basis over the expected periods to be benefited, generally five years.

(j) Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

(k) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Honda's long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Deferred income taxes are also provided on the undistributed earnings of subsidiaries and affiliates to the extent that the Company anticipates receiving them in the form of dividends.

(m) Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Advertising expenses for each of the years in the three-year period ended March 31, 2002 were ¥189,774 million, ¥197,593 million and ¥213,836 million ($1,605 million), respectively. Provisions for estimated costs related to product warranty are made at the time of sale.

(n) Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2000, 2001 and 2002 was 974,414,215, 974,414,215 and 974,408,513, respectively.

(o) Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the year-end rate for all assets and liabilities and the weighted average rate for the year for all income and expense amounts. Translation adjustments resulting therefrom are included in other comprehensive income (loss) and are accumulated in the stockholders' equity section of the consolidated balance sheets.

Foreign currency transaction gains (losses) included in other income (expenses)—other for each of the years in the three-year period ended March 31, 2002 are as follows:

Yen (millions)			U.S. dollars (millions) (note 2)
2000	2001	**2002**	**2002**
¥1,305	¥(8,195)	**¥(46,678)**	**$(350)**

(p) Derivative Financial Instruments

The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements. Prior to the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB statement No. 133" on April 1, 2001, gains and losses on foreign exchange instruments that qualify for hedge accounting treatment were recognized in the same period in which gains or losses from the transaction being hedged were recognized. The differential paid or received on interest rate swap agreements was recognized over the life of the agreement as an adjustment to interest expense. In the event of an early termination of the hedge, any deferred gain or loss on the hedging instrument was deferred until the hedged item was realized. Derivative financial instruments that did not meet the criteria for hedge accounting were marked to market.

The Financial Accounting Standards Board issued SFAS No. 133 in June 1998 and SFAS No. 138 in June 2000. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings.

Honda adopted SFAS No. 133 and SFAS No. 138 on April 1, 2001. The cumulative effect adjustment upon the adoption of SFAS No. 133 and SFAS No. 138, net of the related income tax effect, resulted in a decrease to net income of ¥89 million and a decrease to other comprehensive income of ¥5,998 million. Due to the immateriality of the amount, the cumulative effect adjustment to net income of ¥89 million and the cumulative effect adjustment to other comprehensive income of ¥5,998 million were recognized in other expenses in the consolidated statements of income for the year ended March 31, 2002. The adoption of SFAS No. 133 and SFAS No. 138 has not altered Honda's hedging strategies. However, all derivatives are now recognized as either assets or liabilities in the consolidated balance sheets and measured at fair value. In addition, because Honda has not elected to apply hedge accounting subsequent to the adoption of SFAS No. 133 and SFAS No. 138, changes in the fair value of its derivative instruments are recognized in earnings in the period of the change. The amount recognized in earnings (included in other expenses—other) during the year ended March 31, 2002, excluding the cumulative effect adjustment, was ¥14,039 million.

(q) Pension and Other Postretirement Benefits

The Company and certain of its subsidiaries have various pension plans covering substantially all of their employees in Japan and in certain foreign countries who meet eligibility requirements. Certain of the Company's subsidiaries in North America provide certain health care and life insurance benefits to retired employees.

(r) Internal-Use Software

Certain internal-use software costs are capitalized once specific criteria are met and are amortized on a straight-line basis over five years.

(s) New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets determined to have a finite useful life be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite.

Honda adopted the provisions of SFAS No. 141 and 142 on April 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through March 31, 2002.

SFAS No. 141 requires Honda to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. Upon adoption of SFAS No. 142, the Company is required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by June 30, 2002.

In connection with the transitional impairment evaluation, SFAS No. 142 will require Honda to perform an assessment of whether there is an indication that goodwill is impaired as of April 1, 2002. To accomplish this, Honda must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by September 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than March 31, 2003. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in Honda's consolidated statements of income. The adoption of SFAS No. 141 did not have a material effect on Honda's consolidated financial position and results of operations. Management does not anticipate that the adoption of SFAS No. 142 will have a material effect on Honda's consolidated financial position and results of operations.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, Honda will recognize a gain or loss on settlement.

Honda is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003. Honda is currently analysing SFAS No. 143 and has not yet determined the impact of adopting this Statement as of the date of this report.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statements but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets".

Honda adopted the provisions of SFAS No. 144 on April 1, 2002. The adoption of SFAS No. 144 did not have a material effect on Honda's consolidated financial position and results of operations.

(t) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the presentation used for the year ended March 31, 2002.

2. Basis of Translating Financial Statements

The consolidated financial statements are expressed in Japanese yen. However, solely for the convenience of the reader, the consolidated financial statements as of and for the year ended March 31, 2002 have been translated into United States dollars at the rate of ¥133.25=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 29, 2002. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars.

3. Finance Subsidiaries–Receivables and Securitizations

Finance subsidiaries–receivables represent finance receivables generated by finance subsidiaries. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management's evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower's ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles' lease residual values. The allowance is also based on management's evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries' historical experience with residual value losses.

Finance subsidiaries–receivables, net, consisted of the following at March 31, 2001 and 2002:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	**2002**	**2002**
Direct financing leases	¥ 892,589	**¥1,410,324**	**$10,584**
Retail	980,215	**1,230,479**	**9,235**
Wholesale	220,259	**236,396**	**1,774**
Term loans to dealers	26,611	**22,288**	**167**
Total finance receivables	2,119,674	**2,899,487**	**21,760**
Retained interests in the sold pools of finance receivables	88,898	**106,879**	**802**
	2,208,572	**3,006,366**	**22,562**
Less:			
Allowance for credit losses	8,296	**12,965**	**97**
Allowance for losses on lease residual values	8,563	**12,560**	**94**
Unearned interest income and fees	124,351	**176,893**	**1,328**
Finance subsidiaries–receivables, net	2,067,362	**2,803,948**	**21,043**
Less current portion	762,368	**995,087**	**7,468**
Noncurrent finance subsidiaries–receivables, net	¥1,304,994	**¥1,808,861**	**$13,575**

The following schedule shows the contractual maturities of finance receivables for each of the five years following March 31, 2002 and thereafter:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2003	¥ 976,688	$ 7,330
2004	686,850	5,154
2005	707,133	5,307
2006	378,551	2,841
2007	121,530	912
After five years	28,735	216
	1,922,799	14,430
Total	¥2,899,487	$21,760

Net sales and other operating revenue and cost of sales include finance income and related cost of finance subsidiaries for each of the years in the three-year period ended March 31, 2002 as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	2002	2002
Finance income	¥144,729	¥176,074	**¥209,315**	**$1,571**
Finance cost	68,638	89,896	**93,868**	**704**

Finance subsidiaries of the Company periodically sell finance receivables. Pre-tax net gains or losses on such sales for each of the years in the three-year period ended March 31, 2002, which are included in finance income in the table above, are ¥617 million net losses, ¥3,170 million net gains and ¥13,060 million ($98 million) net gains, respectively.

Key economic assumptions used in initially estimating the fair values at the date of the securitizations during the year ended March 31, 2002 are as follows:

Weighted average life (years)	2.40 to 3.92
Prepayment speed	0.75% to 1.30%
Expected credit losses	0.20% to 0.35%
Residual cash flows discount rate	5.96% to 12.00%

At March 31, 2002, the significant assumptions used in estimating the residual cash flows from sold receivables are as follows:

	Assumption (%)
Retail receivables:	
Prepayment speed	1.31
Expected credit losses	0.34
Residual cash flows discount rate	9.76
Lease receivables:	
Prepayment speed	1.21
Expected credit losses	0.39
Residual cash flows discount rate	6.99

The outstanding balance of securitized financial assets at March 31, 2002 is summarized as follows:

	Yen (millions)	U.S. dollars (millions) (note 2)
	2002	2002
Receivables sold:		
Retail	**¥835,252**	**$6,268**
Direct financing leases	**140,720**	**1,056**
Total receivables sold	**¥975,972**	**$7,324**

4. Inventories

Inventories at March 31, 2001 and 2002 are summarized as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	2002	2002
Finished goods	¥387,714	**¥408,703**	**$3,067**
Work in process	22,482	**21,521**	**162**
Raw materials	210,558	**214,058**	**1,606**
	¥620,754	**¥644,282**	**$4,835**

5. Investments and Advances—Affiliates

Certain financial information in respect of affiliates at March 31, 2001 and 2002, and for each of the years in the three-year period ended March 31, 2002 is shown below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	2002	2002
Current assets	¥ 540,145	¥ 654,709	$ 4,913
Other assets, principally property, plant and equipment	631,190	726,335	5,451
	1,171,335	1,381,044	10,364
Current liabilities	494,459	545,093	4,091
Other liabilities	150,895	144,718	1,086
Net assets	¥ 525,981	¥ 691,233	$ 5,187

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	2002	2002
Net sales	¥1,866,464	¥2,011,217	¥2,299,994	$17,261
Net income	42,764	60,894	103,632	778
Cash dividends received by Honda during the year	4,843	6,264	11,580	87

Sales to affiliates by the Company and its subsidiaries and sales among such affiliates are made on the same basis as sales to unaffiliated parties.

Honda's equity in undistributed income of affiliates at March 31, 2001 and 2002 included in retained earnings was ¥106,198 million and ¥129,444 million ($971 million), respectively.

Honda's intercompany balances and transactions with affiliates at March 31, 2001 and 2002, and for each of the years in the three-year period ended March 31, 2002 are as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	2002	2002
Due from	¥ 9,968	¥15,895	$119
Due to	89,782	95,600	717

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	2002	2002
Purchases from	¥509,969	¥529,317	¥536,404	$4,026
Sales to	75,172	101,743	131,389	986

6. Investments and Advances—Other

Investments and advances—other at March 31, 2001 and 2002 consisted of the following:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	2002	2002
Marketable equity securities	¥108,080	**¥ 79,804**	**$ 599**
Nonmarketable preferred stock—Mitsubishi Tokyo Financial Group, Inc. (a)	10,200	**10,200**	**77**
Guaranty deposits	32,528	**30,679**	**230**
Life insurance contracts	7,697	**4,524**	**34**
Advances	3,150	**2,503**	**19**
Other	13,907	**17,826**	**133**
	¥175,562	**¥145,536**	**$1,092**

(a) On April 2, 2001, the shareholders of the Bank of Tokyo–Mitsubishi Ltd. (BTM) exchanged their equity shares in BTM for shares in a newly formed holding company, Mitsubishi Tokyo Financial Group Inc. (MTFG), resulting in BTM becoming a subsidiary of MTFG. Accordingly, the nonmarketable preferred shares of BTM held by the Company were exchanged for nonmarketable preferred shares in the new entity, MTFG.

Certain information with respect to available-for-sale securities, all of which are marketable equity securities at March 31, 2001 and 2002, is summarized below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	2002	2002
Cost	¥ 70,641	**¥56,884**	**$427**
Fair value	108,080	**79,804**	**599**
Gross unrealized gains	50,780	**36,637**	**275**
Gross unrealized losses	13,341	**13,717**	**103**

7. Short-Term and Long-Term Debt

Short-term debt at March 31, 2001 and 2002 is as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	2002	2002
Short-term bank loans	¥344,566	**¥ 313,635**	**$2,354**
Medium-term notes	370,805	**391,756**	**2,940**
Commercial paper	195,046	**329,678**	**2,474**
	¥910,417	**¥1,035,069**	**$7,768**

The weighted average interest rates on short-term debt outstanding at March 31, 2001 and 2002 were 5.50% and 3.78%, respectively.

Long-term debt at March 31, 2001 and 2002 is as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	2002	2002
Honda Motor Co., Ltd.:			
Loans, maturing 2001–2003:			
Unsecured, principally from banks	¥ 30,255	¥ 314	$ 3
	30,255	314	3
Subsidiaries:			
Commercial paper	207,533	223,194	1,675
Loans, maturing 2001–2020:			
Secured, principally from banks	5,736	5,832	44
Unsecured, principally from banks	154,095	76,279	572
1.31% Japanese yen unsecured bond due 2005	30,000	30,000	225
0.69% Japanese yen unsecured bond due 2006	—	60,000	450
0.81% Japanese yen unsecured bond due 2006	—	1,000	8
Medium-term notes, maturing 2001–2010	215,944	628,335	4,715
Less unamortized discount, net	909	326	2
	612,399	1,024,314	7,687
Total long-term debt	642,654	1,024,628	7,690
Less current portion	274,481	308,014	2,312
	¥368,173	¥ 716,614	$5,378

The loans are either secured by property, plant and equipment or subject to collateralization upon request, and their interest rates range from 0.28% to 13.50% per annum at March 31, 2002. Property, plant and equipment with a net book value of approximately ¥12,240 million and ¥11,477 million ($86 million) at March 31, 2001 and 2002, respectively, were subject to specific mortgages securing indebtedness.

At March 31, 2001 and 2002, U.S. dollar 1,675 million of commercial paper borrowings were classified as long-term, as it is the respective finance subsidiary's intention to refinance them on a long-term basis and it has established the necessary credit facilities to do so. The interest rate on commercial paper was approximately 1.92% at March 31, 2002.

Medium-term notes are unsecured, and their interest rates range from 0.05% to 2.50% at March 31, 2002.

The following schedule shows the maturities of long-term debt for each of the five years following March 31, 2002 and thereafter:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2003	¥ 308,014	$2,312
2004	447,347	3,357
2005	168,246	1,263
2006	24,038	180
2007	71,275	535
After five years	5,708	43
	716,614	5,378
Total	¥1,024,628	$7,690

The Company and certain of its subsidiaries have entered into currency swap and interest rate swap agreements for hedging currency and interest rate exposures resulting from the issuance of long-term debt. Fair value of contracts related to currency swap and interest rate swap are included in other assets/liabilities and/or other current assets/liabilities in the consolidated balance sheets, as appropriate (see note 14). Unless a right of setoff exists, the offsetting of assets and liabilities is not made in the consolidated balance sheets.

At March 31, 2002, Honda had unused line of credit facilities amounting to ¥593,947 million ($4,457 million), of which ¥279,329 million ($2,096 million) related to commercial paper programs and ¥314,618 million ($2,361 million) related to medium-term notes programs. Honda is authorized to obtain financing at prevailing interest rates under these programs.

At March 31, 2002, Honda also had committed lines of credit amounting to ¥604,808 million ($4,539 million), none of which was in use. The committed lines are used to back up the commercial paper programs. Borrowings under those committed lines of credit generally are available at the prime interest rate.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Certain debenture trust agreements provide that Honda must give additional security upon request of the trustee.

8. Other Liabilities

Other liabilities at March 31, 2001 and 2002 are summarized as follows:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	**2002**	**2002**
Allowance for dealers and customers	¥ 56,074	**¥115,789**	**$ 869**
Minority interest	32,058	**35,978**	**270**
Additional minimum pension liabilities (note 11)	174,871	**354,772**	**2,662**
Deferred income taxes	—	**1,561**	**12**
Other	44,685	**32,081**	**241**
	¥307,688	**¥540,181**	**$4,054**

9. Income Taxes

Total income taxes for each of the years in the three-year period ended March 31, 2002 were allocated as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	**2002**	**2002**
Income	¥170,434	¥178,439	**¥231,150**	**$1,735**
Stockholders' equity—Accumulated other comprehensive income (loss) (note 13)	55,051	46,950	**(80,772)**	**(606)**
	¥225,485	¥225,389	**¥150,378**	**$1,129**

The income before income taxes and equity in income of affiliates ("Income before income taxes") and income tax expense (benefit) for each of the years in the three-year period ended March 31, 2002 consisted of the following:

	Yen (millions)			
	Income before income taxes	Income taxes		
		Current	Deferred	Total
2000:				
Japanese	¥127,562	¥ 76,015	¥(22,160)	¥ 53,855
Foreign (a)	288,501	136,963	(20,384)	116,579
	¥416,063	¥212,978	¥(42,544)	¥170,434
2001:				
Japanese	¥133,166	¥ 65,444	¥ (4,697)	¥ 60,747
Foreign (a)	251,810	131,419	(13,727)	117,692
	¥384,976	¥196,863	¥(18,424)	¥178,439
2002:				
Japanese	**¥161,330**	**¥ 92,672**	**¥(27,427)**	**¥ 65,245**
Foreign (a)	**390,012**	**130,392**	**35,513**	**165,905**
	¥551,342	**¥223,064**	**¥ 8,086**	**¥231,150**

	U.S. dollars (millions) (note 2)			
	Income before income taxes	Income taxes		
		Current	Deferred	Total
2002:				
Japanese	**$1,211**	**$ 695**	**$(206)**	**$ 489**
Foreign (a)	**2,927**	**979**	**267**	**1,246**
	$4,138	**$1,674**	**$ 61**	**$1,735**

(a) "Foreign" includes income taxes provided on undistributed earnings of foreign subsidiaries and affiliates.

The significant components of deferred income tax expense (benefit) for each of the years in the three-year period ended March 31, 2002 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	**2002**	**2002**
Deferred tax expense (exclusive of the effects of the other component listed below)	¥(41,699)	¥(16,803)	**¥8,375**	**$63**
Decrease in beginning-of-the-year balance of the valuation allowance for deferred tax assets	(845)	(1,621)	**(289)**	**(2)**
	¥(42,544)	¥(18,424)	**¥8,086**	**$61**

The Company and its domestic subsidiaries are subject to a number of taxes based on income, which in the aggregate resulted in normal tax rates for each of the years in the three-year period ended March 31, 2002 of approximately 41%. The foreign subsidiaries are subject to taxes based on income at rates ranging from 25% to 41%.

The effective tax rate for Honda for each of the years in the three-year period ended March 31, 2002 differs from the normal Japanese income tax rate for the following reasons:

	2000	2001	2002
Normal income tax rate	41.0%	41.0%	**41.0%**
Valuation allowance provided for current year operating losses of subsidiaries	2.8	5.2	**2.9**
Difference in normal tax rates of foreign subsidiaries	(1.3)	(1.0)	**(1.0)**
Reversal of valuation allowance due to utilization of operating loss carryforwards	(0.1)	(0.1)	**(0.2)**
Other	(1.4)	1.3	**(0.8)**
Effective tax rate	41.0%	46.4%	**41.9%**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2001 and 2002 are presented below:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	2002	2002
Deferred tax assets:			
Inventory valuation	¥ 62,535	**¥ 63,190**	**$ 474**
Allowance for dealers and customers	87,014	**104,624**	**785**
Foreign tax credit	31,450	**33,905**	**254**
Operating loss carryforwards	36,295	**68,440**	**514**
Minimum pension liabilities adjustment	71,697	**145,456**	**1,092**
Accrued other pension liabilities	59,254	**66,045**	**496**
Other	90,174	**119,805**	**899**
Total gross deferred tax assets	438,419	**601,465**	**4,514**
Less valuation allowance	46,225	**61,129**	**459**
Net deferred tax assets	392,194	**540,336**	**4,055**
Deferred tax liabilities:			
Inventory valuation	(10,878)	**(10,757)**	**(81)**
Depreciation and amortization, excluding lease transactions	(7,301)	**(23,639)**	**(177)**
Lease transactions	(110,079)	**(149,859)**	**(1,125)**
Undistributed earnings of subsidiaries and affiliates	(41,914)	**(52,857)**	**(397)**
Net unrealized gains on marketable equity securities	(15,349)	**(9,396)**	**(70)**
Other	(10,425)	**(24,894)**	**(187)**
Total gross deferred tax liabilities	(195,946)	**(271,402)**	**(2,037)**
Net deferred tax asset	¥196,248	**¥268,934**	**$2,018**

The valuation allowance for deferred tax assets at March 31, 2000 was ¥26,514 million. The net change in the total valuation allowance for the years ended March 31, 2001 and 2002 was an increase of ¥19,711 million and ¥14,904 million ($112 million), respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that Honda will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2001 and 2002.

At March 31, 2002, certain of the Company's subsidiaries have operating loss carryforwards for income tax purposes of ¥178,427 million ($1,339 million), which are available to offset future taxable income, if any. Periods available to offset future taxable income vary in each tax jurisdiction and range from one year to an indefinite period as follows:

	Yen (millions)	U.S. dollars (millions) (note 2)
Within 1 year	¥ 4,402	$ 33
1 to 5 years	20,460	154
5 to 15 years	6,585	49
Indefinite periods	146,980	1,103
	¥178,427	$1,339

At March 31, 2001 and 2002, Honda did not recognize deferred tax liabilities of ¥5,987 million and ¥16,786 million ($126 million), respectively, for certain portions of the undistributed earnings of the Company's subsidiaries because such portions were reinvested or were determined to be reinvested. At March 31, 2001 and 2002, the undistributed earnings not subject to deferred tax liabilities were ¥663,540 million and ¥686,434 million ($5,151 million), respectively. Honda has recognized deferred tax liabilities for undistributed earnings for which decisions of reinvestment have not been made.

Deferred income taxes at March 31, 2001 and 2002 are reflected in the consolidated balance sheets under the following captions:

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	**2002**	**2002**
Current assets—Deferred income taxes	¥151,722	**¥182,788**	**$1,372**
Other assets	71,087	**154,344**	**1,158**
Other current liabilities	(26,561)	**(66,637)**	**(500)**
Other liabilities	—	**(1,561)**	**(12)**
Net deferred tax asset	¥196,248	**¥268,934**	**$2,018**

10. Dividends and Legal Reserves

The Japanese Commercial Code provided that earnings in an amount equal to at least 10% of all appropriations of retained earnings that are paid in cash, such as cash dividends and bonuses to directors, shall be appropriated as a legal reserve until such reserve equals 25% of stated capital. The Japanese Commercial Code, amended effective October 1, 2001, provides that earnings in an amount equal to at least 10% of appropriations of retained earnings that are paid in cash shall be appropriated as a legal reserve until an aggregated amount of capital surplus and the legal reserve equals 25% of stated capital. Certain foreign subsidiaries are also required to appropriate their earnings to legal reserves under the laws of the respective countries.

Cash dividends and appropriations to the legal reserves charged to retained earnings during the years in the three-year period ended March 31, 2002 represent dividends paid out during those years and the related appropriations to the legal reserves. Cash dividends per share for each of the years in the three-year period ended March 31, 2002 were ¥21, ¥23 and ¥25 ($0.19), respectively. The accompanying consolidated financial statements do not include any provision for the dividend of ¥15 ($0.11) per share aggregating ¥14,616 million ($110 million) to be proposed in June 2002.

11. Pension and Other Postretirement Benefits

The Company and its subsidiaries have various pension plans covering substantially all of their employees in Japan and in certain foreign countries. Benefits under the plans are primarily based on the combination of years of service and compensation. The funding policy is to make periodic contributions as required by applicable regulations. Plan assets consist primarily of listed equity securities and bonds.

Retirement benefits for directors, excluding certain benefits, are provided in accordance with management policy. There are occasions where officers other than directors receive special lump-sum payments at retirement. Such payments are charged to income as paid since amounts vary with circumstances and it is impractical to compute a liability for future payments.

Reconciliations of beginning and ending balances of the pension benefit obligations and the fair value of the plan assets are as follows:

	Yen (millions)			
	Japanese plans		Foreign plans	
	2001	**2002**	2001	**2002**
Change in benefit obligations:				
Benefit obligations at beginning of year	¥(1,240,448)	**¥(1,174,669)**	¥ (94,578)	**¥(117,255)**
Service cost	(44,311)	**(39,506)**	(9,034)	**(10,434)**
Interest cost	(37,213)	**(35,240)**	(7,293)	**(9,149)**
Plan participants' contributions	(8,778)	**(6,212)**	(429)	**(612)**
Actuarial gain (loss)	85,054	**(131,523)**	7,280	**(14,235)**
Benefits paid	16,617	**21,456**	704	**1,310**
Amendment	54,410	**—**	—	**(143)**
Foreign exchange translation	—	**—**	(13,905)	**(10,654)**
Benefit obligations at end of year	(1,174,669)	**(1,365,694)**	(117,255)	**(161,172)**
Change in plan assets:				
Fair value of plan assets at beginning of year	762,928	**698,726**	110,749	**131,069**
Actual return on plan assets	(103,357)	**(35,919)**	(3,332)	**(7,592)**
Employer contributions	46,994	**45,363**	7,647	**13,377**
Plan participants' contributions	8,778	**6,212**	429	**612**
Benefits paid	(16,617)	**(21,456)**	(704)	**(1,310)**
Foreign exchange translation	—	**—**	16,280	**9,907**
Fair value of plan assets at end of year	698,726	**692,926**	131,069	**146,063**
Funded status	(475,943)	**(672,768)**	13,814	**(15,109)**
Unrecognized actuarial loss (gain)	401,547	**577,375**	(16,904)	**16,464**
Unrecognized net transition obligations	9,772	**8,831**	148	**551**
Unrecognized prior service cost (benefit)	(79,844)	**(74,469)**	5,506	**5,653**
Net amount recognized	(144,468)	**(161,031)**	2,564	**7,559**
Adjustments to recognize additional minimum liabilities (note 8):				
Amount included in accumulated other comprehensive income (loss)	(174,871)	**(354,772)**	—	**—**
Prepaid (accrued) pension cost recognized in the consolidated balance sheets	¥ (319,339)	**¥ (515,803)**	¥ 2,564	**¥ 7,559**
Pension plans with accumulated benefit obligations in excess of plan assets:				
Projected benefit obligations	¥(1,171,212)	**¥(1,361,801)**	¥ (15,272)	**¥ (19,620)**
Accumulated benefit obligations	(1,014,820)	**(1,205,883)**	(13,479)	**(17,322)**
Fair value of plan assets	695,835	**689,933**	12,727	**15,065**

	U.S. dollars (millions) (note2)	
	Japanese plans	Foreign plans
	2002	2002
Change in benefit obligations:		
Benefit obligations at beginning of year	$ (8,816)	$ (880)
Service cost	(296)	(78)
Interest cost	(264)	(69)
Plan participants' contributions	(47)	(4)
Actuarial gain (loss)	(987)	(107)
Benefits paid	161	10
Amendment	—	(1)
Foreign exchange translation	—	(80)
Benefit obligations at end of year	(10,249)	(1,209)
Change in plan assets:		
Fair value of plan assets at beginning of year	5,244	984
Actual return on plan assets	(270)	(57)
Employer contributions	340	100
Plan participants' contributions	47	5
Benefits paid	(161)	(10)
Foreign exchange translation	—	74
Fair value of plan assets at end of year	5,200	1,096
Funded status	(5,049)	(113)
Unrecognized actuarial loss (gain)	4,333	124
Unrecognized net transition obligations	66	4
Unrecognized prior service cost (benefit)	(558)	42
Net amount recognized	(1,208)	57
Adjustments to recognize additional minimum liabilities (note 8):		
Amount included in accumulated other comprehensive income (loss)	(2,662)	—
Prepaid (accrued) pension cost recognized in the consolidated balance sheets	$ (3,870)	$ 57
Pension plans with accumulated benefit obligations in excess of plan assets:		
Projected benefit obligations	$(10,220)	$ (147)
Accumulated benefit obligations	(9,050)	(130)
Fair value of plan assets	5,178	113

Pension expense for each of the years in the three-year period ended March 31, 2002 included the following:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	**2002**	**2002**
Japanese plans:				
Service cost-benefits earned during the year	¥48,254	¥44,311	**¥39,506**	**$296**
Interest cost on projected benefit obligations	37,068	37,213	**35,240**	**264**
Expected return on plan assets	(24,423)	(27,808)	**(30,083)**	**(225)**
Net amortization and deferral	23,073	11,171	**13,349**	**100**
	¥83,972	¥64,887	**¥58,012**	**$435**
Foreign plans:				
Service cost-benefits earned during the year	¥ 8,725	¥ 9,034	**¥10,434**	**$ 78**
Interest cost on projected benefit obligations	6,206	7,293	**9,149**	**69**
Expected return on plan assets	(6,657)	(6,410)	**(9,739)**	**(73)**
Net amortization and deferral	501	(1,898)	**(978)**	**(7)**
	¥ 8,775	¥ 8,019	**¥ 8,866**	**$ 67**

The assumptions used in computing the information above are as follows:

	2000	2001	**2002**
Japanese plans:			
At March 31:			
Discount rate	3.0%	3.0%	**2.5%**
Rate of salary increase	2.7%	2.8%	**2.5%**
Year ended March 31:			
Expected long-term rate of return	4.0%	4.0%	**4.0%**
Foreign plans:			
At March 31:			
Discount rate	5.5–8.0%	5.5–8.0%	**5.5–7.5%**
Rate of salary increase	3.8–6.0%	4.0–6.0%	**4.0–6.0%**
Year ended March 31:			
Expected long-term rate of return	6.3–9.0%	6.5–9.0%	**6.5–9.0%**

Certain of the Company's subsidiaries in North America provide certain health care and life insurance benefits to retired employees. Such benefits have no material effect on Honda's financial position and results of operations.

12. Supplemental Disclosures of Cash Flow Information

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	**2002**	**2002**
Cash paid during the year for:				
Interest	¥ 78,512	¥106,446	**¥105,614**	**$ 793**
Income taxes	231,277	211,549	**200,453**	**1,504**

13. Comprehensive Income

Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders' equity.

Changes in accumulated other comprehensive income (loss) for each of the years in the three-year period ended March 31, 2002 are as follows:

	Yen (millions)			U.S. dollars (millions) (note 2)
	2000	2001	**2002**	**2002**
Adjustments from foreign currency translation:				
Balance at beginning of year	¥(419,134)	¥(580,676)	**¥(419,482)**	**$(3,148)**
Adjustments for the year	(161,542)	161,194	**119,401**	**896**
Balance at end of year	(580,676)	(419,482)	**(300,081)**	**(2,252)**
Net unrealized gains on marketable equity securities:				
Balance at beginning of year	25,672	41,022	**16,637**	**125**
Realized (gain) loss on marketable equity securities	(1,577)	(5,398)	**2,975**	**22**
Increase (decrease) in net unrealized gains on marketable equity securities	16,927	(18,987)	**(10,882)**	**(81)**
Balance at end of year	41,022	16,637	**8,730**	**66**
Minimum pension liabilities adjustment:				
Balance at beginning of year	(105,720)	(34,962)	**(81,682)**	**(613)**
Adjustments for the year	70,758	(46,720)	**(106,142)**	**(797)**
Balance at end of year	(34,962)	(81,682)	**(187,824)**	**(1,410)**
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	(499,182)	(574,616)	**(484,527)**	**(3,636)**
Adjustments for the year	(75,434)	90,089	**5,352**	**40**
Balance at end of year	¥(574,616)	¥(484,527)	**¥(479,175)**	**$(3,596)**

The tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Yen (millions)		
	Before-tax amount	Tax (expense) or benefit (note 9)	Net-of-tax amount
2000:			
Adjustments from foreign currency translation	¥(166,327)	¥ 4,785	¥(161,542)
Unrealized gains (losses) on marketable equity securities:			
Unrealized holding gains (losses) arising during the year	28,689	(11,762)	16,927
Reclassification adjustments for gains realized in net income	(2,673)	1,096	(1,577)
Net unrealized gains (losses)	26,016	(10,666)	15,350
Minimum pension liabilities adjustment	119,928	(49,170)	70,758
Other comprehensive income (loss)	¥ (20,383)	¥(55,051)	¥ (75,434)
2001:			
Adjustments from foreign currency translation	¥ 257,557	¥(96,363)	¥ 161,194
Unrealized gains (losses) on marketable equity securities:			
Unrealized holding gains (losses) arising during the year	(32,182)	13,195	(18,987)
Reclassification adjustments for gains realized in net income	(9,150)	3,752	(5,398)
Net unrealized gains (losses)	(41,332)	16,947	(24,385)
Minimum pension liabilities adjustment	(79,186)	32,466	(46,720)
Other comprehensive income (loss)	¥ 137,039	¥(46,950)	¥ 90,089
2002:			
Adjustments from foreign currency translation	**¥ 118,341**	**¥ 1,060**	**¥ 119,401**
Unrealized gains (losses) on marketable equity securities:			
Unrealized holding gains (losses) arising during the year	**(18,994)**	**8,112**	**(10,882)**
Reclassification adjustments for losses realized in net income	**5,134**	**(2,159)**	**2,975**
Net unrealized gains (losses)	**(13,860)**	**5,953**	**(7,907)**
Minimum pension liabilities adjustment	**(179,901)**	**73,759**	**(106,142)**
Other comprehensive income (loss)	**¥ (75,420)**	**¥ 80,772**	**¥ 5,352**

	U.S. dollars (millions) (note 2)		
	Before-tax amount	Tax (expense) or benefit (note 9)	Net-of-tax amount
2002:			
Adjustments from foreign currency translation	**$ 889**	**$ 7**	**$ 896**
Unrealized gains (losses) on marketable equity securities:			
Unrealized holding gains (losses) arising during the year	**(143)**	**62**	**(81)**
Reclassification adjustments for losses realized in net income	**38**	**(16)**	**22**
Net unrealized gains (losses)	**(105)**	**46**	**(59)**
Minimum pension liabilities adjustment	**(1,350)**	**553**	**(797)**
Other comprehensive income (loss)	**$ (566)**	**$606**	**$ 40**

14. Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at March 31, 2001 and 2002 are as follows:

	Yen (millions)				U.S. dollars (millions) (note 2)	
	2001		2002		2002	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries–receivables (a)	¥1,286,935	¥1,277,795	¥1,567,614	¥1,566,851	$11,764	$11,759
Investments and advances—marketable equity securities	108,080	108,080	79,804	79,804	599	599
Debt	(1,553,071)	(1,568,921)	(2,059,697)	(2,064,112)	(15,458)	(15,491)
Foreign exchange instruments (b)						
Asset position	¥ 767	¥ 1,384	¥ 1,617	¥ 1,617	$ 12	$ 12
Liability position	(17,542)	(25,460)	(22,107)	(22,107)	(166)	(166)
Net	¥ (16,775)	¥ (24,076)	¥ (20,490)	¥ (20,490)	$ (154)	$ (154)
Interest rate instruments (c)						
Asset position	¥ —	¥ 23	¥ 5,940	¥ 5,940	$ 44	$ 44
Liability position	—	(24,265)	(22,835)	(22,835)	(171)	(171)
Net	¥ —	¥ (24,242)	¥ (16,895)	¥ (16,895)	$ (127)	$ (127)

(a) The carrying amounts of Finance subsidiaries–receivables at March 31, 2001 and 2002 in the table exclude ¥780,427 million and ¥1,236,334 million ($9,279 million) of direct financing leases, net, classified as finance subsidiaries–receivables in the consolidated balance sheets, respectively.

(b) The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows (see note 7):

	Yen (millions)		U.S. dollars (millions) (note 2)
	2001	2002	2002
Other current assets	¥ 758	¥ 1,052	$ 8
Other assets	9	565	4
Other current liabilities	(9,757)	(22,107)	(166)
Other liabilities	(7,785)	—	—
	¥(16,775)	¥(20,490)	$(154)

(c) The fair values of interest rate swap agreements are included in other assets/liabilities and other current liabilities in the consolidated balance sheets as follows (see note 7):

	Yen (millions)	U.S. dollars (millions) (note 2)
	2002	2002
Other assets	¥ 5,940	$ 44
Other current liabilities	(22,777)	(171)
Other liabilities	(58)	(0)
	¥(16,895)	$(127)

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables
The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries–receivables
The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities
The fair value of marketable equity securities was estimated using quoted market prices.

Debt
The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments
The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

15. Risk Management Activities and Derivative Financial Instruments

The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three–five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. At March 31, 2001 and 2002, the total amounts of foreign currency forward contracts, currency swap agreements and foreign currency option contracts outstanding were ¥543,623 million and ¥720,493 million ($5,407 million), respectively.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At March 31, 2001 and 2002, the notional principal amounts of interest rate swap agreements were ¥1,443,742 million and ¥1,845,695 million ($13,851 million), respectively.

16. Commitments and Contingent Liabilities

At March 31, 2002, Honda had commitments for purchases of property, plant and equipment of approximately ¥18,304 million ($137 million). Contingent liabilities for guarantees and similar activities of bank loans of employees, affiliates and other companies amounted to approximately ¥117,831 million ($884 million).

Honda is subject to potential liability under various lawsuits and claims. Such lawsuits and claims include product liability and personal injury lawsuits or claims, and other claims. Although the aggregate ultimate liability under these lawsuits and claims at March 31, 2002 was not determinable, on the basis of legal advice received, management is of the opinion that such liability would not have a significant adverse effect on the consolidated financial statements.

17. Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at March 31, 2002 are as follows:

Years ending March 31	Yen (millions)	U.S. dollars (millions) (note 2)
2003	¥27,286	$205
2004	19,610	147
2005	10,982	83
2006	7,642	57
2007	5,686	43
After five years	28,680	215
Total minimum lease payments	¥99,886	$750

Rental expenses under operating leases for each of the years in the three-year period ended March 31, 2002 were ¥49,014 million, ¥49,400 million and ¥48,471 million ($364 million), respectively.



The Board of Directors and Stockholders
Honda Motor Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the Securities and Exchange Commission of the United States of America.

In our opinion, except for the omission of the segment information referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Honda Motor Co., Ltd. and subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended March 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into dollars on the basis set forth in note 2 to the consolidated financial statements.

KPMG

Tokyo, Japan
April 26, 2002

SELECTED QUARTERLY FINANCIAL DATA (Unaudited and Not Reviewed)*

	Yen (millions except per share amounts)							
	Year ended March 31, 2001				**Year ended March 31, 2002**			
	I	II	III	IV	**I**	**II**	**III**	**IV**
Net sales and other operating revenue	¥1,549,474	¥1,502,444	¥1,576,106	¥1,835,806	**¥1,760,435**	**¥1,744,561**	**¥1,756,412**	**¥2,101,030**
Operating income	104,371	97,119	96,322	109,148	**151,445**	**163,792**	**154,782**	**169,277**
Income before income taxes	101,767	90,274	84,913	108,022	**135,672**	**134,315**	**120,473**	**160,882**
Net income	63,802	58,105	47,334	63,000	**89,378**	**84,362**	**82,258**	**106,709**
Net income per common share:								
Basic	¥65.48	¥59.63	¥48.58	¥64.65	**¥91.72**	**¥86.58**	**¥84.42**	**¥109.51**
Diluted	65.48	59.63	48.58	64.65	**91.72**	**86.58**	**84.42**	**109.51**
Net income per American share:†								
Basic	32.74	29.81	24.29	32.32	**45.86**	**43.29**	**42.21**	**54.75**
Diluted	32.74	29.81	24.29	32.32	**45.86**	**43.29**	**42.21**	**54.75**
Tokyo Stock Exchange: (TSE) (in yen)								
High	¥5,000	¥4,420	¥4,360	¥5,360	**¥5,630**	**¥5,920**	**¥5,240**	**¥5,920**
Low	3,380	3,480	3,510	4,160	**4,670**	**3,090**	**3,830**	**4,810**
New York Stock Exchange:† (NYSE) (in U.S. dollars)								
High	$22.59	$20.03	$18.50	$21.37	**$22.82**	**$22.99**	**$20.42**	**$22.83**
Low	16.21	16.71	16.46	17.98	**19.15**	**13.69**	**16.60**	**18.12**

*All quarterly financial data is unaudited and has not been reviewed by the independent auditors.

† Honda's common stock-to-ADR exchange ratio was changed from two shares of common stock to one ADR, to one share of common stock to two ADRs, effective January 10, 2002. Per American share information has been restated for all periods presented to reflect this four-for-one ADR split.

NET SALES AND OPERATING INCOME BY BUSINESS SEGMENT*

	Yen (millions)				
Years ended March 31	1998	1999	2000	2001	**2002**
Motorcycle Business:					
Net sales (Sales to unaffiliated customers)	¥ 853,279	¥ 807,593	¥ 718,910	¥ 805,304	**¥ 947,900**
Operating income	101,922	82,350	47,264	56,478	**69,656**
Operating income/Net sales	11.9%	10.2%	6.6%	7.0%	**7.3%**
Automobile Business:					
Net sales (Sales to unaffiliated customers)	4,752,473	4,989,071	4,961,026	5,231,326	**5,929,742**
Operating income	320,469	427,039	348,061	320,035	**520,510**
Operating income/Net sales	6.7%	8.6%	7.0%	6.1%	**8.8%**
Financial Services:					
Net sales (Sales to unaffiliated customers)	139,582	162,007	137,128	169,293	**201,906**
Operating income	30,917	24,308	18,054	30,802	**45,084**
Operating income/Net sales	22.1%	15.0%	13.2%	18.2%	**22.3%**
Other Businesses:					
Net sales (Sales to unaffiliated customers)	254,404	272,370	281,776	257,907	**282,890**
Operating income	9,005	15,001	12,851	(355)	**4,046**
Operating income/Net sales	3.5%	5.5%	4.6%	(0.1%)	**1.4%**
Total:					
Net sales (Sales to unaffiliated customers)	¥5,999,738	¥6,231,041	¥6,098,840	¥6,463,830	**¥7,362,438**
Operating income	462,313	548,698	426,230	406,960	**639,296**
Operating income/Net sales	7.7%	8.8%	7.0%	6.3%	**8.7%**

* The business segment information has been prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan. Effective fiscal 2000, Honda changed its business segment categorization, whereby the all-terrain vehicle (ATV) business is now included in the Motorcycle Business, previously included in Other Businesses. All prior years' figures have been restated to reflect this change.

PRINCIPAL SUBSIDIARIES

(Percentage owned by the Honda Group)

JAPAN

Honda R&D Co., Ltd. (100%) Saitama and Tochigi
Technical research and development work to supply blueprints to Honda Motor Co., Ltd.

Honda Engineering Co., Ltd. (100%) Saitama
Manufacture and sale of machine tools, equipment and production techniques including plant layout

Yutaka Giken Co., Ltd. (69.7%) Shizuoka
Precision stamping of parts for motorcycles, automobiles and power products

Honda Foundry Co., Ltd. (82.1%) Saitama
Manufacture of engine parts for motorcycles, automobiles and power products

Asama Giken Co., Ltd. (77.5%) Nagano
Casting and manufacture of precision parts for Honda products

Honda Lock Mfg. Co., Ltd. (100%) Miyazaki
Manufacture of keys and locks for motorcycles, automobiles and power products

Honda Finance Co., Ltd. (100%) Tokyo
and its subsidiary
Financing for the sale of Honda products and leasing of machinery and equipment

Suzuka Circuitland Co., Ltd. (86.0%) Mie and Tokyo
Operation of amusement parks and a racing circuit

Honda Trading Corp. (100%) Tokyo
Import, export and marketing operations

Honda Sogo Tatemono Co., Ltd. (70%) Tokyo
Administration and lease of real estate

Honda Verno Shin Tokyo Co., Ltd.
(100%) Tokyo
and 109 other sales companies
Distribution and sale of Honda products

NORTH AMERICA

American Honda Motor Co., Inc. (100%) U.S.A.
and its six subsidiaries
Import, manufacture and distribution of Honda products and precision parts

Honda North America, Inc. (100%) U.S.A.
Coordination of operations of subsidiaries in North America

Honda of America Mfg., Inc. (100%) U.S.A.
and its subsidiary
Manufacture of motorcycles, automobiles and all-terrain vehicles

Honda Manufacturing of Alabama, LLC
(100%) U.S.A.
Manufacture of automobiles and engines

Honda R&D Americas, Inc. (100%) U.S.A.
Research and development work in North America in collaboration with Honda R&D Co., Ltd.

Honda Engineering North America, Inc.
(100%) U.S.A.
Manufacture and sale of machine tools, equipment and production techniques, including plant layout

American Honda Finance Corporation
(100%) U.S.A.
and its 14 subsidiaries
Financing for the sale and leasing of Honda products

Cardington Yutaka Technologies Inc.
(100%) U.S.A.
Manufacture of precision parts for motorcycles and automobiles

Celina Aluminum Precision Technology Inc.
(100%) U.S.A
Manufacture of precision parts for automobiles

Honda Trading America Corp. (100%) U.S.A.
and its six subsidiaries
Import, export and marketing operations

Honda Canada Inc. (100%) Canada
Import and distribution of Honda products and manufacture of automobiles

Honda Canada Finance, Inc. (100%) Canada
Financing for the sale and leasing of Honda products

Honda de Mexico, S.A. de C.V. (100%) Mexico
Import, manufacture and distribution of Honda products and spare parts

EUROPE

Honda Motor Europe Ltd. (100%) U.K.
and its five subsidiaries
Coordination of operations in Europe and import and distribution of Honda products

Honda Motor Europe (South) S.A.
(100%) France
Coordination of regional operations and import and distribution of Honda products

Honda Motor Europe (North) G.m.b.H. (100%) Germany
Coordination of regional operations and import and distribution of Honda products

Honda of the U.K. Manufacturing Ltd.
(100%) U.K.
and its three subsidiaries
Manufacture of automobiles and engines

Honda R&D Europe (Deutschland) G.m.b.H.
(100%) Germany
Research and development work in Europe in collaboration with Honda R&D Co., Ltd.

Honda Europe N.V. (100%) Belgium
and its five subsidiaries
Import and distribution of power products and supply of spare parts for Honda products in Europe

Honda Europe Power Equipment S.A.
(100%) France
Import, manufacture and distribution of power products

Honda Italia Industriale S.p.A. (100%) Italy
Import, manufacture and distribution of motorcycles and power products

Montesa Honda S.A. (88.1%) Spain
Import, manufacture and distribution of motorcycles

Honda Finance Europe plc. (100%) U.K.
and its two subsidiaries
Financing for the sale of Honda products

ASIA AND OTHER AREAS

Asian Honda Motor Co., Ltd. (100%) Thailand
Coordination of operations of subsidiaries in the ASEAN region and import and distribution of Honda products

Honda Automobile (Thailand) Co., Ltd. (91.4%) Thailand
Manufacture and distribution of automobiles

Thai Honda Manufacturing Co., Ltd.
(60%) Thailand
Manufacture of motorcycles and power products

Honda Philippines, Inc. (99.6%) Philippines
Import, manufacture and distribution of motorcycles and power products

Honda Cars Philippines, Inc. (54.2%) Philippines
Manufacture and distribution of automobiles

Honda Vietnam Co., Ltd. (70%) Vietnam
Manufacture and distribution of motorcycles

Honda Siel Cars India Ltd. (99%) India
Manufacture and distribution of automobiles

Honda Motorcycle and Scooter India (Private) Limited (100%) India
Manufacture and distribution of motorcycles

Honda Atlas Cars (Pakistan) Ltd. (51%) Pakistan
Manufacture and distribution of automobiles

Honda South America Ltda. (100%) Brazil
and its eight subsidiaries
Coordination of operations of subsidiaries in South America and import, manufacture and distribution of Honda products and precision parts

Honda Automoveis do Brasil Ltda.
(100%) Brazil
Import, manufacture and distribution of automobiles

Honda Australia Pty., Ltd. (100%) Australia
and its two subsidiaries
Import, manufacture and distribution of Honda products

Honda New Zealand Ltd. (100%) New Zealand
Import and distribution of automobiles

(As of March 31, 2002)

PRINCIPAL MANUFACTURING FACILITIES

Location	Start of operations	Number of employees	Principal products manufactured
Wako, Saitama, Japan	May 1953	264	Engines
Sayama, Saitama, Japan	Nov. 1964	5,552	Automobiles
Takanezawa-cho, Tochigi, Japan	May 1990	1,104	Automobiles
Hamamatsu, Shizuoka, Japan	Apr. 1954	3,746	Motorcycles, power products and transmissions
Suzuka, Mie, Japan	May 1960	8,186	Automobiles
Ohzu-machi, Kumamoto, Japan	Mar. 1976	2,864	Motorcycles, power products and engines
Marysville, Ohio, U.S.A.	Sept. 1979	7,515	Motorcycles, automobiles and all-terrain vehicles
Anna, Ohio, U.S.A.	July 1985	2,740	Engines
East Liberty, Ohio, U.S.A.	Dec. 1989	2,788	Automobiles
Lincoln, Alabama, U.S.A.	Nov. 2001	2,019	Automobiles
Swepsonville, North Carolina, U.S.A.	Aug. 1984	370	Power products
Timmonsville, South Carolina, U.S.A.	July 1998	1,496	All-terrain vehicles
Alliston, Ontario, Canada	Nov. 1986	4,297	Automobiles
El Salto, Mexico	Mar. 1988	1,583	Motorcycles and automobiles
Swindon, Wiltshire, U.K.	July 1989	4,974	Automobiles and engines
Ormes, France	Jan. 1985	186	Power products
Atessa, Italy	Apr. 1977	676	Motorcycles, power products and engines
Barcelona, Spain	May 1980	287	Motorcycles
Gautambudh Nager, India	Dec. 1997	799	Automobiles
Lahore, Pakistan	Oct. 1993	285	Automobiles
Manila, Philippines	May 1973	524	Motorcycles and power products
Ayutthaya, Thailand	Jan. 1993	1,337	Automobiles
Bangkok, Thailand	Apr. 1965	2,345	Motorcycles and power products
Vinhphuc, Vietnam	Dec. 1997	838	Motorcycles
Sumare, Brazil	Sept. 1997	793	Automobiles
Manaus, Brazil	Jan. 1977	3,545	Motorcycles and power products

(As of March 31, 2002)

ORGANIZATION

(As of April 1, 2002)


Board of Directors
Executive Council
President & C.E.O.
Board of Auditors
Regional Sales Operations (Japan)
Regional Operations (North America)
Regional Operations (Latin America)
Regional Operations (Europe, the Middle & Near East and Africa)
Regional Operations (Asia and Oceania)
Corporate Planning Division
TQM Promotion Office
New Business Development and Planning Office
Center of Quality Innovation
Service Technology Division
Certification & Regulation Compliance Division
IT Division
Motorcycle Operations
Automobile Operations
Power Product Operations
Parts Operations
Production Operations
Purchasing Operations
Business Support Operations
Business Management Operations
Corporate Project
Quality Audit & Compliance Division
Audit Office

1946 Soichiro Honda establishes Honda Technical Research Institute
1947 Honda's first product, the A-type bicycle engine, produced
1948 Honda Motor Co., Ltd., incorporated (capital: one million yen)
1949 Dream D-type (two-stroke, 98cc), Honda's first motorcycle, produced
1952 Head office moved to Tokyo
1957 Listed on the Tokyo Stock Exchange
1958 Super Cub motorcycle released
1959 American Honda Motor Co., Inc., established
Honda racing team participates in the Isle of Man TT Race, taking sixth place in the 125cc class
1960 Motorcycle production begins at Suzuka Factory
Honda R&D Co., Ltd., established
1961 Honda racing team sweeps first five places in Isle of Man TT Race (125cc; 250cc)
1962 American Depositary Receipts (ADRs) issued at market price
Adopted consolidated accounting using U.S. Securities and Exchange Commission (SEC) standards
Construction of Suzuka Circuit completed
1963 Honda Benelux N.V. (Belgium) begins production of motorcycles
Honda's first sports car (S 500) and light truck (T 360) released
1964 Automobile production begins at Saitama Factory, Sayama
1965 Thai Honda Mfg. Co., Ltd. (Bangkok) established
Honda U.K. Ltd., established in London
E300 portable generator introduced
Honda wins its first F1 victory, in Mexico
1966 S800 sales and export commenced
1967 Motorcycle production begins in Thailand
Automobile production begins at Suzuka Factory
1968 Cumulative motorcycle production reaches 10 million units
1969 Automobile and motorcycle production commenced in Malaysia
Cumulative domestic power product production reaches one million units
1971 Knockdown motorcycle production begins in Mexico
1972 Details of CVCC low-emission engine system announced
CVCC engine complies with the U.S. Muskie Act of 1975
Civic released
1973 Motorcycle production begins in the Philippines
1974 Motorcycle production begins in Indonesia
1975 Automobile production begins in Indonesia
1976 Kumamoto Factory inaugurated
Motorcycle production begins at Honda Italia Industriale S.p.A.
Accord CVCC (1,600cc) introduced
Civic series cumulative production reaches one million units
1977 ADRs listed on the New York Stock Exchange (NYSE)
Consolidated financial disclosure commenced
Motorcycle production begins at Moto Honda da Amazonia LTDA., in Manaus, Brazil
1979 Quarterly financial disclosure commenced
Honda America Mfg., Inc., begins motorcycle production
1980 Cumulative Accord production reaches one million units
1981 Listed on the London Stock Exchange
Cumulative power products production reaches five million units
1982 Honda of America Mfg., Inc., begins automobile production
1983 Listed on the Zurich, Geneva and Basel stock exchanges
Honda signs joint development agreement with Rover Group Ltd.
1984 Automobile production commenced in Thailand
Cumulative motorcycle production in Belgium reaches one million units
1985 Listed on the Paris Stock Exchange
Motorcycle engine production begins in the U.S.
Motorcycle production commenced in India
Motorcycle engine production commenced in Malaysia
Cumulative power products production reaches 10 million units
1986 Automobile production begins at Honda Canada Inc.
Motorcycle production commenced in Spain
Power products production commenced in France
1987 Cumulative motorcycle production in Brazil reaches one million units
Cumulative domestic motorcycle production reaches 50 million units, a world first
Cumulative Civic production reaches five millions units
1988 Motorcycle production begins in Mexico
Automobile production begins at Honda New Zealand
Cumulative automobile production reaches 15 million units
High-performance VTEC engine announced
1989 Second automobile plant in the U.S. begins production in East Liberty, Ohio
Honda Motor Europe Ltd. (U.K.) established
Cumulative power products production reaches 15 million units
1991 Honda posts its 60th Grand Prix victory in the Brazil GP
1992 Automobile production in the U.K. begins
Cumulative Super Cub production reaches 20 million units, a world record
Cumulative automobile production reaches 20 million units
Cumulative power products production reaches 20 million units
1993 Honda's power product engines meet California emission regulations, a world first
1994 Automobile production commenced in the Philippines
Automobile production commenced in Pakistan
New automobile plant constructed in Thailand
1995 Honda introduced first gasoline-powered vehicle to meet ULEV (Ultra Low Emission Vehicle) standards
Cumulative world production for the Civic reaches 10 million units
Cumulative automobile production in North America reaches five million units
Cumulative automobile production reaches 30 million units
Automobile production begins in Mexico
1996 Motorcycle production begins in Turkey
Step WGN (Wagon) released
Human robot prototype announced
1997 ISO 14001 certification achieved for Hamamatsu Factory and Tochigi Factory
Automobile production begins in Brazil
Automobile production begins in Turkey
ISO 14001 certification achieved for Belgium auto parts plant
Motorcycle production commenced in Vietnam
Cumulative motorcycle production reaches 100 million units
Construction of Twin Ring Motegi completed
1998 50th anniversary
Cumulative automobile production reaches seven million units in North America
Automobile production commenced in India
1999 Automobile production commenced in China
Fuel cell vehicle FCX-V1 and FCX-V2 announced
2000 Cumulative Accord production in the U.S. reaches 5 million units
FCX-V3 fuel cell vehicle announced
ASIMO humanoid robot announced
2001 Honda Headquarters achieves ISO 14001 environmental management certification
Cumulative total of automobiles manufactured in North America reaches 10 million
Production begins at new motorcycle production company in India
New small car, the Fit, released
FCX-V4 fuel cell vehicle announced
Minimum investment unit lowered to 100 shares, from 1,000
Second automobile plant in the U.K. commenced operations
New automobile plant in the U.S., Honda Manufacturing of Alabama, LLC, commenced operations
2002 Common stock-to-ADR exchange ratio changed from two shares of common stock to one ADR, to one share of common stock to two ADRs
Celebrated 25th anniversary of listing on the NYSE; ASIMO rang the opening bell for trading

INVESTOR INFORMATION

Transfer Agent for Common Stock
The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts
JPMorgan Chase Bank
270 Park Avenue, New York, NY 10017-2070, U.S.A.

Stock Exchange Listings in Japan
Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas
New York, London, Euronext Paris and Swiss stock exchanges

Total Shares of Common Stock Issued and Outstanding
974,414,215 (as of March 31, 2002)

Number of Stockholders
46,024 (as of March 31, 2002)

Classification	Number of stockholders	Number of shares held (thousands)	%
Individuals	44,134	66,146	6.8
Financial institutions	282	553,317	56.8
Securities companies	44	3,897	0.4
Domestic companies and others	654	108,228	11.1
Foreign institutions and individuals	910	242,823	24.9
Total	46,024	974,414	100.0

Honda Motor Co., Ltd.
1-1, 2-chome, Minami-Aoyama,
Minato-ku, Tokyo 107-8556, Japan
(03) 3423-1111
URL: http://world.honda.com

Honda North America, Inc.
New York Office
540 Madison Avenue, 32nd Floor,
New York, NY 10022, U.S.A.
(212) 355-9191

Honda Motor Europe Limited
470 London Road,
Slough, Berkshire SL3 8QY, U.K.
(01753) 590-590

CORPORATE INFORMATION

HONDA MOTOR CO., LTD.

Established
September 24, 1948
Principal Lines of Business
Manufacture, sale, lease and repair of motorcycles, automobiles and power products
Head Office
1-1, 2-chome, Minami-Aoyama,
Minato-ku, Tokyo 107-8556, Japan

Saitama Factory
Sayama Plant:
Sayama, Saitama
Wako Plant:
Wako, Saitama
Tochigi Factory
Mohka Plant:
Mohka, Tochigi
Takanezawa Plant:
Takanezawa-cho, Tochigi

Hamamatsu Factory
Hamamatsu, Shizuoka
Suzuka Factory
Suzuka, Mie
Kumamoto Factory
Ohzu-machi, Kumamoto
Parts Division
Sayama, Saitama

BOARD OF DIRECTORS AND CORPORATE AUDITORS



Representative Directors

(From left to right)
***Katsuro Suzuki**, Senior Managing Director*
***Takeo Fukui**, Senior Managing Director*
***Michiyoshi Hagino**, Senior Managing Director*

(From left to right)
***Yoshihide Munekuni**, Chairman*
***Hiroyuki Yoshino**, President and Chief Executive Officer*
***Koichi Amemiya**, Executive Vice President*

(From left to right)
***Minoru Harada**, Senior Managing Director*
***Motoatsu Shiraishi**, Senior Managing Director*
***Satoshi Aoki**, Senior Managing Director*

Managing Directors
Atsuyoshi Hyogo
Hiroshi Okubo
Satoshi Dobashi
Satoshi Toshida
Koki Hirashima
Koichi Kondo
Yasuo Ikenoya
Toru Onda

Directors
Satoru Kishi
Akira Takano
Mikio Yoshimi
Masaaki Kato
Shigeru Takagi
Masahiro Yoshimura
Toshio Saito
Hiroshi Kuroda
Akio Hamada
Teruo Kowashi
Seiichi Moriguchi
Tetsuo Iwamura
Takashi Yamamoto
Takanobu Ito
Masaru Takabayashi
Tatsuhiro Oyama
Suguru Kanazawa
Manabu Nishimae

Director and Advisor
Nobuhiko Kawamoto

Corporate Auditors
Kunihiro Chujo
Kenichi Takashima
Koji Miyajima
Yasuharu Yabuta

(As of June 25, 2002)

This entire annual report is printed on 100% recycled paper.

HONDA

The Power of Dreams

Honda Motor Co., Ltd.

Printed in Japan

HONDA

Press Information

ref. #02042

Honda Releases the New HS980i and HS1180i Hybrid Snowblowers

June 6, 2002—Honda Motor Co., Ltd. announced today the release of two new snowblowers, the 9hp HS980i and the 11hp HS1180i, featuring Honda's original hybrid technology that combines a gasoline engine to power the snowblower apparatus and charge the battery, with electric motors for forward locomotion. Both models go on sale July 1st at Honda power equipment dealers throughout Japan.

Replacing the conventional gasoline engine with electric drive motors in the HS980i and HS1180i has allowed the drive system to be computerized. This results in smoother forward propulsion and optimum automated speed control based on work load. And the two independent drive motors eliminate the need for complicated turning maneuvers, so even a novice can handle difficult snowblowing operations like a pro.

Handle and control panel height are regulated to ensure a constant operating posture, and the force needed to operate all control levers has been reduced to one-third that of previous models, significantly reducing operator fatigue.

The new models are also much easier to inspect and maintain. A self-diagnostic function notifies the operator of any problems during startup or operation, and oil maintenance can be carried out without removing the engine cover.

The snowblowers are equipped with a Honda e-SPEC engine, an environment-friendly powerplant that surpasses US Environmental Protection Agency (EPA) Phase II regulations—the most stringent in the world.

Honda released the world's first hybrid snowblower—the HS1390i—in November 2001, to rave reviews. With the addition of these two new models, Honda now offers a three-model hybrid snowblower lineup.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203



HS1180i

●**Annual domestic sales target:** 3,500 units

●**Manufacturer's suggested retail price** (consumption tax not included):

HS980i	JN Type	¥528,000
HS1180i	JN Type	¥618,000
	J Type	¥728,000 ☆shown in photo

●**Main Features of the HS980i and HS1180i**

○**Easy operation**

- A hybrid configuration that combines a gasoline engine to power the auger and charge the battery with electric motors for forward locomotion allows computerized, automatic speed control during operation. Even a novice can handle difficult snowblowing operations like a pro.
- An auger lift mechanism automatically raises the snowblower apparatus when backing up.
- Twin drive motors and a rotation speed reduction system ensure smooth, easy turning.
- Electronic low-load controls are employed to reduce the force required to operate all control levers to one-third that of previous models.
- A new height-adjustment mechanism and frame construction that isolates the running gear from the snowplow apparatus allows the operator to maintain a constant posture. This results in significantly reduced operator fatigue.
- The easy-to-understand control panel is simple to operate on the fly.
- Maximum auger height is 220mm—top in its class. This makes it easier to clear deeply piled snow in multiple stages, while ensuring superior performance throughout the entire range of operation.
- A 40W high-intensity service light (standard equipment on the HS1180i) punches a hole in the darkness for nighttime operations.

○**Snowblower performance**

- A new high-traction crawler provides a sure grip even in deep or hard-packed snow. Pulling power is 1.5 times that of previous models (in-house comparison).
- The new auger shape and optimized weight distribution in the snowblower apparatus significantly improve operability in deep or hard-packed snow.

○**Maintenance**

- The auger drive assembly features an electromagnetic clutch and a double belt, improving auger belt durability to more than twice that of previous models.
- A self-diagnostic function automatically determines any problems during startup or operation.

○**Environmental performance**

- Equipped with the Honda e-SPEC engine, which surpasses US Environmental Protection Agency (EPA) Phase II regulations—the most stringent in the world.

○**Safety**

- A low-load, electronically controlled lever automatically stops the snowblower if released during operation.

●**Customer Inquiries**

Power Products Division, Japan Marketing Division Head Office
Honda Motor Co., Ltd.
3-15-1 Senzui, Asaka-shi, Saitama-ken, Japan 351-0024
TEL: +81-48-468-9010 FAX: +81-48-468-9015

Publicity information for the HS980i and HS1180i is available from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

Specifications

Model	HS980i	HS1180i	
Type	JN	JN	J
L x W x H (mm)	1,650 × 800 × 1,340		
Outfitted Weight (kg)	232	238	245
Engine			
Engine Model	GX270	GX340	
Engine Type	e-SPEC water-cooled 4-stroke single-cylinder OHV		
Maximum Output[kW(PS)/rpm]	6.6(9) / 3,600	8.1(11) / 3,600	
Displacement (cm^3)	270	337	
Fuel Type	Automotive-grade unleaded gasoline		
Starter	Self starter		
Fuel Tank Capacity (L)	6.0	6.5	
Snowblower Apparatus			
Clearing mechanism	2-stage		
Clearing Width (mm)	800		
Clearing Height (mm)	580		
Maximum Clearing Capacity (ton/h)	60	70	
Maximum Discharge Distance (m)	18		
Chute Type	Electronic 2-stage shooter guide		
Chute Turning Radius / Vertical Adjustment	Turning: 240° / Vertical: 110°		
Auger Clutch Type	Electromagnetic clutch brake		
Service Light	24V−25W	24V−40W	
Drive Apparatus			
Drive Type	Dual independent electric motor drive		
Turning	Regenerative brake turning (with rotation speed reduction		
Crawler	Honda High-Traction Crawler		
Controls			
Auger height adjustment	○	○	○
Auger automatic lift mechanism	○	○	○
Electro-hydraulic auger rolling	—	—	○
Automatic load control (i Control)	○	○	○
Shooter Control	Electronic full remote		
Drive and operating control system	Electronic low-load levers		
Transmission speeds	Dual electric motors, infinitely variable		

HONDA

Press Information

ref. #02043

Honda Implements the Honda LCA Environmental Management System

June 12, 2002—Honda Motor Co., Ltd.'s newly implemented Honda LCA System is designed to provide a quantitative assessment of the environmental impact created by all areas of company activity. The system will aid Honda in its pursuit of the world's highest level of environmental management, by providing quantitative information on environmental impact over the entire product lifecycle, from manufacture to disposal. This will aid in establishing specific goals for environmental impact reduction, resulting in less environmental burden due to Honda's products and corporate activities and a better environment for all.

The Honda LCA (Life Cycle Assessment) System is composed of two subsystems: the Honda LCA Data System and the Honda LCA Management System. A single, unified system is applied to all of Honda's two-wheeled, four-wheeled, and power products. Since the system is used by the departments actually involved in environmental impact data collection, they are able to engage directly in environmental impact reduction activities and derive quantitative results in a timely fashion.

In the past, Honda's environmental impact reduction activities have been carried out separately with respect to each area of concern: Green Factories for production; Green Dealerships for sales activities; Green Offices for the headquarters and regional buildings; Green Purchasing for buying operations; and Green Logistics for distribution. The LCA Project was inaugurated in order to unify these independent activities to obtain a clear grasp of the overall environmental impact of each individual product, and to use this information as a basis for reducing the burden generated.

Honda views LCA* as a vital tool for environmental impact assessment. In addition to applying the lessons learned through these assessment activities in its corporate and product

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514 (四輪、汎用製品)
TEL(03)5412-1203 (二輪製品)
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203

development activities, the company also publishes the "Honda Environmental Annual Report".

* LCA (Life Cycle Assessment) is a method of comprehensively evaluating the environmental impact of a product throughout its lifecycle, from the procurement of raw resources through to manufacture, delivery, use (consumption) and disposal, in terms of resource and energy consumption, waste generation, and other factors.

Features of the Honda LCA System

Honda LCA Data System

Inventory data on all environmental impact factors (primary/secondary resource and energy consumption, quantities of materials disposed, quantities recycled, etc.) are stored in a host computer under centralized management for retrieval as needed. A Web application is used so the data can be shared throughout the company. In the future, the system will be accessible by Honda's business partners and offices around the world.

Honda LCA Management System

In this system, target values for the activities of each department involved in environmental impact reduction are determined at an in-house environmental conference, and a PDCA (Plan, Do, Check, Action) plan is implemented. The system promotes the use of common target values throughout Honda's diverse operations.

Examples of LCA System activities

Determining gross output of corporate activities (the total environmental impact produced by all of Honda's corporate activities).

Benefits:

- Able to ascertain changes in environmental impact from year to year
- Able to forecast the effects of environmental impact reduction programs for each individual department

Determining running gross output (the annual environmental impact of Honda products owned and used in Japan).

Benefits:

- Able to ascertain the annual environmental impact of vehicles sold
- Able to forecast the contribution to future reduction in environmental impact of new products under development



<Honda LCA System>
LCA data system
Existing system
Parts
Production
Ownership
Model
Basic unit data base
Basic Unit
Emissions
Transport medium
Inventory data
Production
Service
Transport
Disposal
Data processing
Results Data Base
Model
Total kilometrage
Business activity
Data input function
Data base access function
■CO2 emissions
■Energy consumption
■Raw material volume
■Waste volume
LCA management system
·Inventory collection
·Data input
·Data base access
Raw Material domain
Production domain
Driving·Usage domain
Service domain
Transport domain
Disposal domain
·Environmental impact reduction activity
~Target establishment
~Result analysis
~Policy adoption/implementation
P
D
A
C

HONDA

Press Information

Ref.#2044

Background information: This news was announced in Tianjin, China by Sundiro Honda at 10 a.m. local time (11 a.m. Japan Standard Time) on June 14.

Sundiro Honda Begins Production of New Wave Motorcycle

Tianjin, China, June 14, 2002 - Sundiro Honda Motorcycle Co., Ltd. today announced the production start of its new motorcycle, Wave, at its Tianjin plant.

Sundiro Honda, a 50-50 joint venture between Honda and two Chinese partner firms, said that Wave will go on sale on July 1 in China, with an annual sales target of 100,000 units.

Wave is a new, 100cc Cub-type motorcycle equipped with an air-cooled 4-stroke engine with good fuel economy and excellent durability and quietness.Wave's affordable price of 4,498 yuan (about US$540) made possible thanks in part to the adoption of low-cost locally-procured parts drawing on the company's production infrastructure in China.

Last year, China's total motorcycle market stood at about 10 million vehicles. In 2002, restrictions on the issuance of license plates in urban areas has generally resulted in a contraction of urban markets, but the overall market has continued to expand in rural areas, where motorcycles are used extensively as a means of transportation in daily life.

Because of this trend, there is large potential demand for Cub-type motorcycles, which are useful transportation that can be shared by family members, at a relatively low price. These factors led to the decision to release Wave in the Chinese market.

With the launch of Wave, the second Honda brand motorcycle following M-Living, (Chinese name: 万里行), which was launched in November 2001, Sundiro Honda now aims to further expand its product lineup to expand customer satisfaction in China by flexibly responding to changes in the market environment.

Main specifications of the Wave (Chinese name: 威武)
Overall length (mm) / Overall width (mm) / Overall height (mm): 1870/715/1050
Engine type: Air-cooled 4-stroke OHC
Total displacement (cc): 97.1cc

Outline of Sundiro Honda Motorcycle Co., Ltd.

Established:	September 2001	
Head Office Location:	Tianjin City, China	
Factory Location:	Tianjin, Shanghai, Hainan	
Capital:	US$99.565 million (about 12.53 billion yen)	
Capitalization ratio:	Honda Motor Co., Ltd. 50%	
	Hainan Sundiro Holding Co.,Ltd. 47.33%	
	Tianjin Motorcycle Group 2.67%	
Area of business:	Manufacturing and sales of motorcycles	
Number of employees:	About 5,600	
Production capacity:	1.6 million units per year	
Production models:	Honda brand	Wave (100cc Cub-type vehicle) (Chinese name: 威武)
		M-Living (125cc Motorcycle) (Chinese name: 万里行)
	Sundiro brand	SDH 50QT-A (50cc Scooter)
		SDH 125T-10 (125cc Scooter)
		SDH 125-36 (125cc Motorcycle)
		And others

1 yuan = approximately 15 yen/1 U.S. dollar = approximately 126 yen (as of June 13, 2002)

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203

Press Information

(NOTE: This release is embargoed until 11:30 a.m., June 21)

Ref.#02045

HONDA DOMESTIC SALES UP 18.2% IN MAY

June 21, 2002 -- Honda Motor Co., Ltd., announced today that it sold 65,809 vehicles in Japan in May, an increase of 18.2% compared to May 2001. Once again, Honda results were far ahead of industry-wide vehicle sales in Japan, which were up only 0.3% for the month.

May sales were led by Honda's Fit sub-compact vehicle (20,378 units), which again was the best-selling vehicle in Japan for the month. Honda's Life mini-vehicle sales in May totaled 9,375 units and its Mobilio mini-van 6,310 units. By vehicle category, passenger car and light truck sales were up 22.5% -- the 26th consecutive monthly increase -- while mini vehicle sales were up by 9.3%--the second consecutive monthly increase.

Honda's domestic production was up 15.9% in May, the ninth consecutive monthly increase, while overseas production was up for the 17th consecutive month at 11.7%, mainly because of increased output in Europe and North America. The total overseas output of 134,996 units was a monthly record, including a record 100,876 units produced in North America.

Export shipments from Japan in May were up for the sixth consecutive month, gaining 44.7%, mainly because of increased shipments to Asia and North America.

HONDA PRODUCTION, SALES AND EXPORTS – MAY 2002

GLOBAL PRODUCTION

	May		Annual Total - 2002	
	Units	vs. 5/01	Units	vs. 2001
Domestic (CBU+CKD)	109,606	+ 15.9%	566,741	+ 10.7%
Overseas (CBU only)	134,996	+ 11.7%	634,943	+ 7.3%
Worldwide Total (*)	244,602	+ 13.6%	1,201,684	+ 8.8%

(*)-except overseas CKD

REGIONAL PRODUCTION

	May		Annual Total	
	Units	vs. 5/01	Units	vs. 2001
North America	100,876	+ 6.3%	481,426	+ 2.6%
(USA only	68,135	+ 10.0%	321,422	+ 5.2%)
Europe	15,756	+86.0%	73,105	+ 70.2%
Asia	13,505	+ 7.9%	59,922	+ 4.2%
Others	4,859	- 2.1%	20,490	- 7.6%
Overseas Total	134,996	+ 11.7 %	634,943	+ 7.3%

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203

DOMESTIC SALES

Vehicle type	May Units	vs. 5/01	Annual Total Units	vs. 2001
Passenger cars & light trucks	46,171	+ 22.5%	257,585	+ 21.3%
(Imports	795	- 8.7%	4,223	+ 32.2%)
Mini vehicles	19,638	+ 9.3%	122,038	- 1.9%
TOTAL	65,809	+ 18.2%	379,623	+ 12.7%

EXPORTS

	May Units	vs. 5/01	Annual Total Units	vs. 2001
North America	22,560	+ 78.5%	120,576	+ 28.4%
(USA only)	18,504	+ 56.1%	104,745	+ 22.1%)
Europe	6,285	- 8.3%	26,220	- 8.0%
Asia	4,107	+ 44.2%	14,183	+ 6.8%
Others	5,703	+ 30.6%	24,801	+ 9.8%
TOTAL	38,655	+ 44.7%	185,780	+ 17.4%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO.,LTD)



Satoshi Aoki
Senior Managing and
Representative Director

Date: July 12, 2002